SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐    No  ☒

Attached:

-	Annual Report 2006

Mission

We inspire individuals and organisations to create greater efficiencies, effectiveness, and choice in the domain of work, for the benefit of all stakeholders. As the world’s largest employment services group, a business that positively impacts millions of people every year, we are conscious of our global role and mission.

Key figures

For the fiscal years (in million EUR)[1]	2006	2005	2004	2003	2002

Statement of operations data

Revenues	20,417	18,303	17,239	16,226	17,085
Gross profit	3,546	3,086	2,874	2,757	3,039
Operating income[2]	816	614	530	509	454
Net income	611	453	332	305	242

Other financial indicators

Cash flow from operating activities	747	298	542	453	442
Free cash flow[3]	662	230	475	401	342
Net debt[4]	556	424	299	924	1,411

Key ratios (as % of revenues)

Gross margin	17.4%	16.9%	16.7%	17.0%	17.8%
SG&A ratio	13.3%	13.5%	13.6%	13.9%	15.1%
Operating income margin	4.0%	3.4%	3.1%	3.1%	2.7%

Per share figures

Basic EPS in EUR[5]	3.28	2.43	1.77	1.63	1.30
Diluted EPS in EUR[6]	3.14	2.34	1.69	1.61	1.28
Cash dividend in CHF	1.20[7]	1.00	1.00	0.70	0.60

Number of shares

Basic weighted-average shares	186,343,724	186,599,019	187,074,416	186,744,214	186,527,178
Diluted weighted-average shares	196,532,960	196,546,937	201,328,174	195,777,267	193,469,123
Outstanding (year end)	184,836,462	186,097,645	187,330,240	186,989,728	186,697,162

1	For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively. In 2003 and 2002, the Company’s fiscal year contained 52 weeks ending December 28, 2003 and December 29, 2002, respectively.
2	Operating income includes amortisation of intangibles of EUR 12, EUR 3, EUR 1, EUR 6, and EUR 4 for 2006, 2005, 2004, 2003, and 2002, respectively.
3	Free cash flow is a non-U.S. GAAP measure and is defined herein as cash flow from operating activities minus capital expenditures, net.
4	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt, and off-balance sheet debt of EUR 36 and EUR 59, in 2003 and 2002, respectively, relating to the securitisation of receivables, less cash and cash equivalents and short-term investments. There was no off-balance sheet debt at the end of 2006, 2005, and 2004.
5	Basic earning per share including the impact of discontinued operations of EUR 0.16, EUR (0.01), and EUR (0.04) in 2004, 2003, and 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.02) in 2003. There were no discontinued operations in 2006 and 2005.
6	Diluted earning per share including the impact of discontinued operations of EUR 0.15, EUR (0.01), and EUR (0.04) in 2004, 2003, and 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.01) in 2003. There were no discontinued operations in 2006 and 2005.
7	Proposed by Board of Directors.

Tickers

SWX/virt-x	ADEN
NYSE	ADO
Euronext	ADE
Reuters	ADEN.VX
Reuters (ADR)	ADO.N
Bloomberg	ADEN VX
Bloomberg (ADR)	ADO US
ISIN	CH0012138605
ISIN (ADS)	US0067541054

Share price 2006

Year-end	83.25 CHF
Average	74.37 CHF

Content

6	Board and CEO message

9	Market opportunities

15	About us

18	Office and Industrial Businesses

22	Professional Business Lines

26	Managing for value

32	Investing in people

38	Social commitments

44	Adecco Institute

48	Share information

53	Corporate Governance

85	Financial Review

Board and CEO message

For Adecco Group, 2006 was a year of transition and positive results. The company delivered a strong performance across the board, posting robust increase in income, improved margins and revenue growth.

We welcomed a new CEO and CFO who continued our strategy of expanding our professional and specialised business offering, consolidating our brand portfolio and delivering on our vision of “better work, better life” for all our associates.

Net income increased by 35% in 2006, a significant improvement over the previous year, and organic revenue grew by a strong 9%. Operating margins improved 60 basis points to 4.0% as a result of the growing contribution from professional staffing, as well as acquisitions, better temporary staffing margins for the Office and Industrial businesses, permanent placements and better cost management.

At the beginning of 2006, Adecco acquired DIS AG, the leader in professional staffing in Germany. This investment has further increased our professional and specialised business and given us a leading position in the expanding German market. Professional and specialised staffing represents the highest-margin and fastest-growing market segment in the industry. With this acquisition and our organic growth, Adecco is positioned to expand its competence in high-value services including engineering, finance and IT.

Dieter Scheiff became Adecco’s CEO in August 2006 and is implementing our winning business strategy, while Klaus J. Jacobs remains Chairman of the Adecco Group. Our new CFO, Dominik de Daniel, is overseeing the roll-out of the Economic Value Added programme to give our decision-makers the right tools to generate sustainable growth as well as greater value for the Group and our shareholders.

In Western Europe, we are witnessing a period of unprecedented flexibility in workplace culture. In the UK, for example, where temporary help comprises 4% of the total labour market, the unemployment rate is approximately 5%, whereas in Germany, where temporary work is just 1% of the market, the unemployment rate is approximately 8%. We believe this inverse relationship in Germany reflects the need for further cooperation between employers and governments to facilitate competitiveness, flexibility and the mobility of firms and workers in order to meet the challenges of the 21st century.

To increase its knowledge about labour markets, Adecco launched in 2006 the Adecco Institute, a centre for research and learning on work-related issues in today’s global economy. Chaired by Wolfgang Clement, the former German Federal Minister of Economics and Labour (2002–2005), the Adecco Institute, based in London, brings together the expertise and experiences of Adecco’s senior management as well as leaders from across the corporate and academic worlds.

As part of its commitment to develop a broad understanding of the markets in which it operates, Adecco maintains an open dialogue with trade unions and other labour organisations. We firmly believe that continuous engagement is the best way to foster a deeper understanding of each others’ needs in an increasingly complex market.

We have many good reasons to be optimistic about our future growth. The positive trends in the global staffing industry are offering promising growth opportunities in our markets. The staffing industry is witnessing strong, growing demand for both flexible and skilled labour. We will meet this demand for flexibility and skills by focusing not only on recruitment but also on training and continuous learning. Everyone will need to acquire and develop new skills, and lifelong learning will become a necessity for all firms wanting to keep their talent base flexible.

As we continue our process of cultural transformation, unifying our many brands and consolidating our presence around the world, we believe we are well positioned to benefit from changing labour markets and share our knowledge of the global labour markets with our business partners. Under one brand, Adecco will increase its visibility and be better able to attract the best talents and concentrate its marketing costs. As we bring our brands together, “better work, better life” is the vision that identifies that common purpose.

For our associates, Adecco creates a new way to work; a model that suits people’s different lives, plans, needs for flexibility, career opportunities and individual prosperity. For our clients, we will strive to develop successful partnerships by understanding and anticipating their business requirements, by providing them with outstanding and motivated people to meet or exceed their expectations.

As we look back on a successful year, we would like to recognise and thank everyone who has contributed to Adecco’s success through their passion, hard work and commitment. We have demonstrated that Adecco delivers on its promises to the market.

We understand that our objectives cannot be achieved overnight and that small, meaningful steps must be taken towards our 2009 goals. In 2007, we will continue to deliver on our promise of “better work, better life” for our associates, clients, society and ourselves.

Jürgen Dormann	Klaus J. Jacobs	Dieter Christian Scheiff
Vice-Chairman	Chairman	Chief Executive Officer

Market opportunities

Global staffing markets witnessed strong growth in 2006, driven by good economic conditions, skills shortages in the professional and specialised staffing sectors, a greater demand for more labour flexibility by companies, better acceptance levels of temporary staffing amongst associates and clients, and favourable changes in local legislations.

The global staffing market in 2006 reached more than EUR 210 billion, not including staffing-related services in the professional consulting and secondment market.
Growing demand for skills

We believe demand for professional and specialised skills will continue to outgrow demand from all industries, from manufacturing, to services for lower skilled labour. As the highest-margin and fastest-growing market segment in the industry, professional and specialised staffing is a key focus for Adecco’s growth in the years to come.

Demographic changes are having a profound effect on labour markets. While longer life expectancy is resulting in more people staying at work for longer, lower birth rates mean fewer young adults are entering the workforce. This is leading to an increase in the proportion of older employees compared to younger ones and ultimately having a dramatic effect on the marketplace. Skill shortages are most pronounced in the Western European labour market, where the repercussions are expected to be higher than in other key Adecco markets, including the US.

The increasing scarcity of professional and specialised skills is leading to more flexible staffing patterns and higher job turnover. Adecco is seeking to address these issues by attracting and retaining high-value professional and specialised associates. To meet clients’ demand for skills and greater flexibility in the workforce, Adecco is focusing not only on recruitment, but also on training and continuous learning for its associates, which will increase the general acceptance level of temporary staffing.

Market liberalisation

More flexible labour regulations are increasing temporary staffing penetration rates around the globe. In developed economies such as France, Germany, the Netherlands, Spain, Italy and Japan, labour market liberalisation has increased opportunities for employment in the future and, more specifically, for temporary staffing. The introduction of the Borloo Law in France in 2005 has allowed temporary staffing companies to offer permanent placement services out of the same offices they use for temporary services, which has significantly boosted Adecco’s business platform in our key market.

As legislative changes are implemented, companies adapt their demand for more temporary labour and specialised skill sets to address a competitive and fast-changing environment. We believe the implementation of more flexible regulations in many of Adecco’s key markets is likely to continue in the foreseeable future. This will allow for greater penetration rates for staffing services and provide the flexibility of labour companies are demanding (see table below).

Penetration rate (year to December) in %

	1999	2006	2009F
France	2.3	2.5	3.0–3.5
US	2.4	2.5	2.5–3.0
UK	3.6	4.5	4.0–5.0
Japan	0.6	0.9	2
Italy	0.2	0.7	1.5–2.0
Spain	0.8	1	1.5–2.0
Netherlands	4.5	4.5	4.0–4.5
Belgium	1.6	2	3
Germany	0.7	1	2.0–2.5

Source: ABN AMRO Support Services

Positive economic outlook

Demand for more flexible staffing and human resource solutions is expected to increase as the global economy improves. Historically, there is a correlation between economic development and demand for staffing. This relationship is illustrated in the graphs below in the cases of France and the US.

The generally positive outlook for global GDP development indicates that demand for staffing, particularly in Europe and Asia, will remain robust in the foreseeable future.

In the emerging markets, where wage levels are low, market sizes are still relatively small today. However these markets represent a significant opportunity for skilled staffing in the future. In 2006, almost a quarter of all Adecco’s placements were in the emerging markets, but only 5% of Group’s revenues were generated there.

GDP growth (year to December) in %
	2001	2002	2003	2004	2005	2006	2007	2008
France	1.8	1.1	1.1	2.0	1.2	2.0	1.8	2.1
US	0.8	1.6	2.5	3.9	3.2	3.3	1.7	2.3
UK	2.4	2.1	2.7	3.3	1.9	2.6	2.3	2.2
Japan	0.4	0.1	1.8	2.3	2.7	2.1	1.4	2.5
Australia	2.4	3.9	3.3	3.3	2.9	2.4	2.1	3.4
Italy	1.7	0.3	0.1	0.9	0.1	1.8	1.3	1.4
Spain	3.6	2.7	3.0	3.2	3.5	3.7	3.1	2.9
Netherlands	1.4	0.1	0.3	2.0	1.5	2.8	2.4	2.5
Belgium	0.7	1.4	1.0	2.7	1.5	3.0	1.8	2.1
Germany	1.4	0.0	–0.2	0.8	1.1	2.6	1.0	1.4
Sweden	1.2	2.0	1.8	3.3	2.7	5.1	2.8	2.7
China	8.3	9.1	10.0	10.1	10.4	10.5	9.5	8.9
India	4.4	5.8	3.8	8.5	7.5	9.0	7.8	7.8
Russia	5.1	4.7	7.3	7.2	6.4	6.7	7.5	7.2

Source: OECD; National Statistical Authorities, Forecasts (2006–2008) Deutsche Bank Global Markets Research

Charting new paths

In today's fluid technology environment, Adecco's Engineering & Technical specialists are helping connect companies around the world with the right expert consultants to fulfil their technology needs – even when they are oceans apart.

Adecco's IP Devel is a Romanian-based team of specialists in the field of embedded engineering systems development and advanced testing services. The IP Devel team was approached by Navico, a global leader in commercial marine electronics and leisure boats, for help in the development of their new embedded navigational software device.

Navico was looking for a team of technicians that could assist in the design of the software package, from creating the architecture of the programme to development, testing and support. The IP Devel team was well-equipped to respond and is now engaged in a long-term project to develop Navico's state-of-the-art navigational product.

As part of Adecco's Engineering & Technical professional business line, the IP Devel team works exclusively with companies in the technology and communication sectors so they understand their clients' business needs better and can deliver professional services to the market to match their technical requirements.

In addition to their technology skills, Adecco's Engineering & Technical consultants are helping expand the business opportunities of their clients, offering value-added advice and drawing on their expertise and experiences across the IT marketplace.

Through our worldwide network of Engineering & Technical specialists, Adecco is offering our clients access to the most competitive technical staffing markets, helping reduce their in-house research and development spending while achieving their technology goals.

These are just some of the ways Adecco is bridging technology clients with the specialised staff they need – wherever they may be.

www.adecco.com/casestudies

About us

The Adecco Group is the world leader in human resource services with a comprehensive offering that includes temporary staffing, outsourcing, permanent recruitment, outplacement and career management, training and consulting.

Adecco delivers an unparalleled range of flexible staffing and career resources to clients and qualified associates across virtually every business area, seniority level and age group.

Adecco was created in 1996, following the merger of Adia of Switzerland and Ecco of France – two leading personnel services firms with complementary geographical profiles. Headquartered in Zurich, Switzerland, Adecco is managed by a multinational team with expertise in markets spanning the globe. Today we have over 37,000 employees and more than 6,700 offices in over 70 countries and territories. Each day our network connects over 700,000 associates with clients.

In addition to its established businesses – Office and Industrial – Adecco operates professionals business line. These are: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions.

The expansion of these Professional Business Lines leverages our expertise across the world. To better serve clients and associates in the Office and Industrial business we are organised into global practices of specialisation that are virtual networks designed to facilitate the sharing of knowledge among our employees.

Partnerships and opportunities

Our competence extends beyond temporary and permanent placements to forging genuine career partnerships. Our strategy is to develop lasting relationships with our associates, enhancing their skills and competencies through continuous learning opportunities and challenging projects.

Adecco actively promotes lifelong learning by creating an effective learning environment at the workplace, while providing further education and mentoring programmes. We believe everyone who works with us can receive mentoring and guidance to enhance their value in the workplace.

We create opportunities for the associates who work with us through programmes that develop life skills, career progression and access to specialised expertise. We are also committed to helping people for whom finding work can be difficult, due to limited skills or disabilities, enabling them to overcome those obstacles and obtain meaningful employment.

Better work, better life

At Adecco we aspire to be a force for good in society by delivering better services to our clients and better careers for our associates. This goal sums up our approach and illustrates what our clients and associates expect from us.

For our associates, we seek to inspire and motivate them to get more out of work and life by developing their expertise through training and certification programmes that lead to more senior and rewarding roles.

For our clients, we strive to develop successful partnerships by understanding their business requirements and providing outstanding and motivated people. We believe that a complete understanding of their markets and personnel needs is the only basis for a service that meets or exceeds their expectations.

Values

At Adecco, we believe our reputation is our most important asset. We strive to build and sustain our reputation through an ongoing commitment to our core values: respect, responsibility, honesty and integrity. We put these values to work every day with our colleagues and associates, customers, suppliers, shareholders and the communities in which we operate.

Commitment to our responsibilities

We understand the importance of the role Adecco plays with every client and associate when they entrust us with the responsibility to build their team or their career. Our success is driven by our ability to leverage our expertise, network and passion with each assignment. These important elements are at the core of our leading position in staffing markets around the world.

Expertise and innovation

Our roots span almost half a century and our experience in the global HR services industry is second to none. At Adecco, we are focused on the requirements of the world of work every day and have long been committed to designing innovative solutions for our clients and associates. We have the scope and insight to understand employment and labour market issues around the world. We have long-established relationships with thought leaders and opinion formers that allow us to discuss and test new and different approaches to address productivity and business challenges. We have experienced the cyclical nature of work and understand how fast-moving economies affect the labour market. This understanding of industry trends, best practice and new labour and training initiatives gives us greater market knowledge and allows us to maintain a stronger local presence than our competitors.

Network

We leverage our global reach and critical mass to create real advantages for our clients and associates. Our network of relationships brings us close to governments, organised labour, employers, employees and universities. We have organised ourselves and used our strengths to build and improve the skills of the human capital we provide. Our commitment to using our network successfully helps associates find the work they want but cannot find on their own and helps our clients find talented associates they would never have met without Adecco.

Passion

We have a unique environment at Adecco. Our employees are passionate entrepreneurs who understand that the people they work with seek solutions and need our support in order to be successful. Adecco’s people are focused on creating real advantages that will enhance the opportunities their clients and associates have in work. They are committed to using their industry knowledge and experience to anticipate their requirements. We sustain our position as a leader in labour markets around the world by continually working to attract the best employees and rewarding their creativity, entrepreneurship and flexibility at all levels of the organisation.

1	France	33%
2	USA & Canada	18%
3	UK & Ireland	9%
4	Japan	7%
5	Italy	6%
6	Iberia	5%
7	Benelux	5%
8	Germany	4%
9	Nordics	4%
10	Switzerland	2%
11	Australia & New Zealand	2%
12	Emerging Markets	5%

Office and Industrial businesses

Office and Industrial, the Adecco Group’s two largest businesses, offer flexible staffing solutions in response to clients’ business fluctuations and skill shortage needs.

The businesses serve large global clients as well as small and mid-sized enterprises across a variety of sectors.
The Office and Industrial businesses offer a full range of general staffing services including temporary staffing, permanent placement, assessment, training and integrated human resources solutions.

The businesses operate out of Adecco’s 5,100 offices spread across Western Europe, USA and Canada, Japan, Australia and New Zealand. In addition to offering a local response, the business’ office network provides convenient access points for client development and associate recruitment.

Business performance

The Office and Industrial businesses, also referred to as our general staffing divisions, represent the core of the Adecco Group’s business, accounting for 77% of the Group’s revenues for the year ended December 31, 2006. The Industrial business accounted for 53%, and the Office business accounted for 24% of the Group’s revenues.

Revenues for the Office business totalled EUR 4.8 billion, and gross profit totalled EUR 0.9 billion. Revenues for the Industrial business totalled EUR 10.9 billion, and gross profit totalled EUR 1.5 billion.

Together, the two businesses employ over 500,000 associates each day, serving 122,000 clients.

Strategic objectives

In our traditional Office and Industrial businesses, which are highly competitive, Adecco looks for every opportunity to improve its margins and the efficient delivery of services to clients. We are expanding our business from a transactional model, which focuses on providing short-term solutions, to a strategy that focuses on long-term value creation through the retention and development of our associate and client relationships.

Specialisation

We are consolidating our leadership position and focusing more on specialised opportunities in high-growth areas such as hospitality, construction and logistics. In this way, Adecco is transforming itself from a general staffing provider to a staffing firm offering specialised solutions across a variety of industries.

We are implementing our new strategy and shifting our focus towards higher-value relationships and better service for our clients across all of the countries in which we operate. By leveraging our existing general staffing footprint, we are penetrating into more specialised areas which offer higher profit margin potential.

Flexibility

Adecco is continuously innovating its product offering to adjust to the flexible working cultures in today’s labour markets. In developed economies throughout Europe and the US, where companies are increasingly turning to flexible working strategies, Adecco offers tailored solutions to meet our clients’ employment needs.

At the same time, our focus on flexibility is helping us attract and retain motivated associates of all ages, who are increasingly choosing shorter-term work contracts spread over a longer time period. By providing consecutive assignments, together with skill-enhancing training and competitive wages, Adecco is creating lifetime partnerships with associates that fulfil their lifestyle aspirations while retaining the best talent among our associate pool.

We believe that being a “temp” will make for an attractive, lifetime career choice in the future. By fostering the acceptance of flexible work solutions and by developing routes to lifelong learning, Adecco is proactively responding to the needs of its associates as well as those of the global labour market.

Changing legislation

Reduced obstacles for employment in labour regulations are fostering new growth in many of our core general staffing markets. The demographic shift we face is one of the most powerful drivers for social change in our lifetimes and our children’s. Across the world, governments are recognising these challenges. They deserve our support in facilitating company competitiveness, flexibility and mobility of firms and workers, as well as in bringing labour regulations into line with 21st century needs.

Technological innovation

Technology has revolutionised the staffing industry, especially in the recruitment and provision of temporary staffing services. We are continuously innovating and investing in our technology platform so we can deliver seamless solutions and improve efficiency. By leveraging our critical mass through global technology, we are facilitating closer relationships with both our clients and associates.

Expanding our expertise
We continue to pursue opportunistic acquisitions and expansion in developing economies where there is strong demand for the provision of general and professional staffing services.

In the growing German market, our acquisition of DIS AG has consolidated our position as the second-largest general and specialist staffing provider. The acquisition has resulted in an even higher quality of service for our German clients and greater opportunities for our associates. Furthermore we have become the clear market leader in the professional staffing segment in Germany.

Safety first

Adecco understands that communication and flexibility are the keys to delivering the best security services possible to our airport clients – and the millions of passengers they care for every day.

In Norway, Adecco Security is one of the leading providers of airport security staff, serving the country's largest and busiest airport, Oslo Airport Gardermoen. From check-in to boarding, Adecco Security manages all passenger security services throughout the airport terminal and has done so since Gardermoen opened nearly a decade ago.

Gardermoen's air traffic has grown exponentially to become one of Northern Europe's busiest airports. Adecco's commitment has grown alongside the business, with security operations increasing by an average of over 40% each year from 1997 to 2006.

Communication is at the core of our relationship with Oslo Airport's management team. By understanding the airport's long-term security needs, we can provide the best full-service staffing solution while the client benefits from the Adecco Group's unparalleled recruitment expertise.

Adecco Security works around the clock to ensure there are always experienced staff at all levels on duty 24 hours a day, seven days a week. Adecco's six security managers and 12 supervisors oversee more than 750 security agents, ensuring that all team members are delivering their services according to the highest security rules and regulations.

Every month, Adecco's managerial team reviews the airport staffing programme to ensure each area is provided with enough coverage and to remove staff in areas where demand has waned.

In a fluctuating airport environment like Gardermoen, staying flexible is paramount to our success, ensuring we deliver an optimal service at the best value to our clients.

www.adecco.com/casestudies

Professional Business Lines

Adecco has Professional Business Lines dedicated to areas of professional expertise that are of high relevance to our clients. These fast-moving units keep us close to the most important occupational fields and the people that work in them.

Strategic focus

Our Professional Business Line approach enables us to concentrate and increase industry insight, best practice and to launch new initiatives on a global scale. It perfectly complements our Office and Industrial businesses.

In 2006, the sum of revenues from our Professional Business Lines grew by 17%, partly as a result of the acquisition of DIS AG, with the strongest growth coming from Engineering & Technical, and Finance & Legal. Our Professional Business Lines contributed 18% of revenues in 2006 and 26 % to the Group’s gross profits. It was and is our goal to increase revenues from our Professional Business Lines from 17% in 2005 to 21% in 2009.

The Professional Business Lines are based on the “experts talk to experts” concept: high-level, specialist points of contact with clients and longer-lasting assignments for associates, along with different pricing points to the general staffing business. The Professional Business Lines supply a range of products to clients and associates, from short-term to long-term projects with specific competencies in project secondment, permanent placements, temporary recruitment solutions, and managed solutions.

Engineering & Technical

Adecco Engineering & Technical is an international engineering business in this rapidly-changing sector. It has dedicated teams for several key industries, including aeronautics, automotive and railroad, nuclear, oil and gas, and others.

In 2006, the Engineering & Technical business grew revenues by 19% and contributed 5 % to the Group’s revenues and 4% to the Group’s gross profit.
Finance & Legal

This Professional Business Line provides temporary and permanent placements of premier accounting and finance professionals, as well as consulting services in areas such as management, compliance, internal audit, finance and Mergers and Acquisitions (M&A).

The Finance & Legal business line achieved revenue growth of 20% in 2006 and represents 2 % of Adecco’s revenues, but 5% of the Group’s gross profit.
Human Capital Solutions

We are one of the global leaders in a range of restructuring and talent solutions for organisations aiming to optimise their human capital. Under the established brand names of Lee Hecht Harrison (US), Altedia (France) and Adecco Human Capital Solutions (globally), we provide consulting services to companies and organisations while helping individuals develop their career potential and improve their employability.

The Human Capital Solutions business grew revenues by 13% in 2006 mainly due to the 2005 acquisition of Altedia. The business line generated 1% of the Group’s revenues, but 6% of the Group’s gross profit.

Transforming businesses

Change is never easy. For our corporate clients, changing the way they use IT to conduct their businesses is vital to growth, but it can also present new challenges for employees, clients and customers.

That's where Adecco IT comes in. The Group's focus on performance and flexibility allows it to develop customised IT solutions for companies of all sizes. From end-to-end project management to business case analysis, Adecco IT's consultants helps companies understand and realise the benefits a different approach can offer.

In Australia, where demand for raw materials is at an all-time high, Adecco IT, under its professional services brand Ajilon Consulting, is helping one of the world's largest mining firms transform its supply chain and significantly increase its output of ore over the next five years. To do this, the company needed to move from a supply-driven production model to a demand-based business that allowed customers more seamless access to its ore inventories.

With the help of Adecco IT, the company replaced its key systems with a more efficient and integrated suite overseeing the entire supply chain. The team provided comprehensive project management, system analysis, IT architecture development, software development, deployment assistance and employee training throughout the entire process.

Thanks to Adecco IT, the client is realising the benefits of its enhanced and streamlined supply chain solution, enabling increased production and allowing its customers to access the company's products faster and easier than ever before.

www.adecco.com/casestudies

Aiding compliance

Adecco is helping companies do the right thing by providing guidance on the implementation of Sarbanes-Oxley legislation.

The Sarbanes-Oxley Act of 2002 imposed tough reporting and record-keeping requirements on US-listed companies. Section 404 of the Act requires senior managers to produce a report discussing the effectiveness of their companies' internal controls over financial reporting.

One leading foreign-held producer of construction materials, facing its first year of 404 compliance, reached out to Adecco Finance to assist its business unit managers with the design and implementation of new internal control systems.

"Our client's business units had been operating independently to achieve compliance, but they lacked overall direction and were inconsistent in their approach," explains Michael Green, Senior Manager, Business Development, Ajilon Finance Solutions, a subsidiary of Adecco Finance in the US.

A team of senior experts from Adecco Finance reviewed the company's processes and controls at each business unit. It conducted multi-site location visits with managers to monitor progress, and directed walkthroughs, testing and remediation exercises at each unit.

By the time the company's external auditors conducted their review of internal controls, the company was well prepared. The process resulted in a quicker, cleaner audit, and ultimately reduced the overall cost.

www.adecco.com/casestudies

Information Technology
Adecco Information Technology is structured to respond to the needs of companies seeking to integrate, organise and control their information technology services and activities.
In 2006, Information Technology increased its revenues by 15%, which resulted in 7% of the Group’s revenues and 8% of the Group’s gross profit.
Medical & Science
Our Medical & Science business line provides specialised human resources solutions in nursing, para-medical, pharmacy, technical support staff and quality assurance.
Medical & Science increased revenues by 15% in 2006 and contributed 1% to the Group’s revenues and gross profit.

1	Office	24%
2	Industrial	53%
3	Information Technology	7%
4	Engineering & Technical	5%
5	Finance & Legal	2%
6	Sales, Marketing & Events	2%
7	Medical & Science	1%
8	Human Capital Solutions	1%
9	Emerging Markets	5%

Sales, Marketing & Events

Adecco’s global reach provides specialists in every field of Sales, Marketing & Events. We help our clients with a wide range of marketing needs, from launching new products in foreign countries where they have no expertise, to working with them to build a sales force quickly.

Sales, Marketing & Events grew revenues by 13% in 2006. The business line accounted for 2% of the Group’s revenues and gross profit.
Experts talk to experts

Our dedicated Professional Business Lines ensure that experts are always talking to experts. First-hand knowledge of the industries in which we work makes us better equipped to help our clients and candidates meet their present and future needs.

Adecco’s long-term strategy for the global professional staffing sector is focused on building lasting relationships with clients and associates. By developing long-term relationships with our associates we are responding to the growing demand for a flexible and professional workforce.

As pressure on the worldwide supply of qualified individuals continues to grow, temporary professional assignments are contributing to the efficient allocation of labour and are increasingly attractive to qualified individuals. With pressures and incentives to adopt portfolio careers, our associates value a supportive and highly informed partner through whom they are consistently able to access work that is right for them.

We are also dedicated to enhancing the knowledge of our associates through continuous learning opportunities and challenging serial projects. We attract and retain professionals by helping them improve their competencies along the way.

Managing for value

At Adecco, we aim to build long-term value for all our stakeholders. Whilst we are always focused on our bottom line, we are moving beyond pure accounting profitability as a measurement of value creation, by promoting new tools that encourage investment and growth among our employees, customers and investors.

This philosophy of “managing for value” is fundamental to our business strategy and means that we put the perspective of our employees, associates, clients and shareholders at the heart of all our decision-making. It helps us determine how we allocate investment, and understand how those investments deliver profitable, sustainable growth.

Our enterprising approach to value creation allows us to pursue new market opportunities, helping us respond to shortages in key areas and rebalance our portfolio towards the fastest-growing sectors in the labour markets. Our strategic move towards professional and specialised staffing, for example, directly reflects this focus on delivering growth and increasing our enterprise value.

Our focus on lifelong learning and training for our associates also directly stems from our commitment to value enhancement. By offering a variety of training courses, we attract and recruit the best talent available while providing our clients with highly skilled and motivated workforces. This delivery of expert, professional and specialised skills produces higher profits, allowing us to retain higher value clients and deliver better returns to our investors.

In order to deliver the best value and transparency, we have to manage our local decision-making within a group-wide approach to investment. To help us achieve this, we have introduced an Economic Value Added concept. This plays an essential role in ensuring that we have a consistent and dependable approach to our pricing policies and performance-related incentives for our employees. It also allows us to focus on acquisitions and investments that create value and exceed a minimum return.

Introducing Economic Value Added

The Economic Value Added concept means that every Adecco employee is focused on the goal of value generation while giving them the freedom and flexibility to enter new markets that have been key to Adecco’s global success. It equips our managers with the right tools to retain their entrepreneurial approach to business while making better decisions that deliver long-term growth.

Why Economic Value Added?

As a global operator, Adecco responds to different degrees of deregulation in temporary labour markets and varying macroeconomic conditions through a decentralised corporate culture. This approach requires good central control systems and management tools to ensure all our operations are in line with the Group’s strategy.

The Economic Value Added concept helps us align the interests of our shareholders with those of our colleagues around the world by helping our decision-makers focus on generating value while encouraging the local entrepreneurship that has been key to our global success.

As a management tool, the Economic Value Added concept allows us to find the right balance between market share, profitability and invested capital. It improves our managers’ ability to make the right choices and identify the most beneficial client relationships, acquisitions, strategies, incentive schemes and targets.

How is Economic Value Added calculated?

Economic Value Added is a performance calculation of residual income. It considers value creation only if operating income after the deduction of income taxes is greater than the minimal required rate of return – the company’s weighted-average cost of capital.

This calculation is based on the Net Operating Profit After Taxes (NOPAT) of the entity and disregards all non-operational impacts such as financing decisions and takes into account a general income tax rate of 30%. Invested capital is defined as total assets minus liabilities, excluding cash and interest-bearing liabilities. The acquired goodwill and intangible assets are carried at book value. For sustainability and simplicity reasons all of Adecco’s entities apply a cost of capital of 10%. This compares to the weighted-average cost of capital of Adecco of 8.6%, using a risk-free rate of 2.8%, a beta of 1.23, an equity risk premium of 5 % and an equity ratio at market value of 92%.

Economic Value Added and ROCE for 2005 and 2006

	2005	2006

Sales	18,303	20,417
Operating profit	614	816
Tax	–184	–245
Tax rate	30%	30%
NOPAT	430	571
Average invested capital	2,318	2,812
WACC	10%	10%
Cost of capital	–232	–281
Economic Value Added	198	290

ROCE	18.5%	20.3%

For the purposes of clarity and due to its better acceptance and understanding in the financial community, Adecco reports its capital efficiency as return on capital employed (ROCE), which is simply NOPAT as a percentage of the invested capital.

Implementing Economic Value Added
There are three main areas where the Economic Value Added concept is applied:
– As a performance measure for incentive plans – To determine contract pricing – As a valuation tool for acquisitions
The successful introduction and adoption of Economic Value Added methodologies in these areas is central to our goal of reaching above 25% ROCE by 2009 (see graph page 29).
Incentive plans

In 2006, the Economic Value Added concept was introduced for compensation calculations for senior management at Group level. This has provided better incentives for the implementation of the Group’s strategy and encouraged senior managers to focus on return on investment. Adecco is implementing variations of Economic Value Added for bonus calculations at almost all levels of the organisation in 2007, most notably in the area of account management.

Contract pricing

As a pricing tool, Economic Value Added provides a better understanding of the cost structure and capital needs for doing business with individual clients and is the first step in a long-lasting, beneficial client relationship. During 2006, Adecco account managers implemented Economic Value Added pricing guidelines for all new client contracts and conducted a value analysis of the top existing clients.

Valuation of acquisitions

The Economic Value Added methodology is also used to test the attractiveness of future acquisitions. The company is better protected against overpaying for acquisitions because goodwill and intangible assets are an incremental part of invested capital and have a strong bearing on managers’ pay incentives.

Better solutions

Adecco Italia is showcasing its expertise in project management and recruiting through its work with a US technology-services provider that helped develop the electronic polling process for Italy's 2006 elections.

The client invited Adecco Italia to join a bid to develop a pilot electronic polling system for one-fifth of the national voting base for the political election in April last year. This was the third such experiment since the technology had been tested in the regional elections of 2004 and the European Parliament election in 2005.

The pilot polling system worked in parallel with the official process and did not provide official results. The system enabled operators to produce a report once the poll closed. These reports were compared and matched with the results gleaned from the traditional manually counted process.

To implement the pilot system, Adecco Italia recruited and trained 20,000 data processing and IT support operators for the regions of Lazio, Liguria, Puglia and Sardinia in just six weeks. "This is a landmark change in technical innovation for the voting process in Italy," says Alessandro Cei, business line director of Adecco Italia. "Adecco's ability to provide a large number of talented IT professionals in such a short period of time ensured it worked without a hitch."

www.adecco.com/casestudies

Investing in people

Adecco’s focus on training, education and mentoring initiatives is creating opportunities for associates of all ages at every stage of their career paths. Our programmes offer routes to lifelong learning to both strengthen our pool of talent and help enhance our employees’ lives.

Our commitment to further education and skills training is one of the cornerstones of our strategy to embrace changing demographic trends, particularly ageism and lower birth rates, which are fuelling the demand for an increasingly flexible, skilled labour force throughout the developed world. Our investment also serves a broader role in tackling skills shortages and helping societies reduce their dependence on government-sponsored initiatives for further education.

In 2006 Adecco invested more than EUR 100 million in training, in compliance with national regulatory requirements, and as part of our commitment to education and developing the skills of our employees.

Tools for growth

Building sustainable and productive relationships with our associates involves understanding their career aspirations from the very beginning of their employment. Adecco utilises the latest technologies for assessing the capabilities and motivations of all our potential employees and matching them with the right career opportunities. The Adecco Xpert™ analytic and e-Learning software is one way we measure and report on a candidate’s suitability for an individual position, benchmarked against the existing staff profile and industry sector. Third-party analysis of our Xpert system has determined there is a statistically significant correlation between a candidate’s Xpert test results and his or her performance on assignment.

Adecco Xpert is used on a worldwide basis and in 2006 we conducted more than 3.8 million assessments of candidates.

Training and development

Regular training is essential for the professional development of our associates and for ensuring that we maintain a highly skilled, motivated pool of talent. In today’s competitive workplace environment, providing flexible, skills-driven training courses allows our associates to enhance their skills in tandem with their careers.

While our commitment to training is global, our approach is local, allowing us to respond to cultural and regional disparities in demands for skills and education.

In North America, Adecco’s Virtual University offers over 60 web-based accredited courses for professional associates, so they can grow their careers in their own time and at their own pace. The curriculum is organised into four continuing education modules: business skills, technical skills, professional development and management development. In Cincinnati, Ohio, we have opened the Adecco Training Center, a state-of-the-art facility that serves as our American training hub for Adecco colleagues where they can advance their skills in a range of functional roles and business lines.

In the UK, more than 6,500 associates are enrolled in Adecco’s Flexible Learning programme, an online training and development initiative that associates can access at any time, free of charge. Associates can enhance their skills with a wide range of courses including business development, customer service and computer applications which they can tailor to their own speed and style of learning.

In France, Spain and Italy, where government regulations require staffing companies to invest in associates’ education and training, Adecco is helping meet staffing requirements for employers by offering online and part-time programmes that continue to attract thousands of associates every year. In France, more than 38,000 associates are enrolled in training courses.

In Japan, Adecco offers a wide variety of training programmes, fostering careers from university-leavers to senior workers looking to change careers. Adecco’s “Career-Up” schools offers business skills and development courses in foreign languages, book-keeping and even interviewing techniques. The programme has been extended to more than 25 locations nationwide, reaching more than 25,000 associates. For more information, please refer to the case study on Japanese training programmes on page 36.

In India, where demand continues to grow for experienced call centre services personnel, more than 10,000 associates have received training through Adecco’s Enterprise Learning Group, an initiative to provide communication development courses in personality, selling, customer orientation and negotiation skills.

Productive ageing

As life spans across the developed world continue to rise, employers and industries at large will have to embrace longer career lives among their workers. Adecco is committed to supporting productive ageing, offering senior workers career opportunities that meet their lifestyle aspirations while offering them training and development to update their skills and learn new ones.

Our programmes are part of our broader recognition that reintegrating senior people into the workforce is vital if we hope to counter rising public expenditure while sustaining economic productivity.

Adecco is shifting away from the traditional linear life model – education, work, retirement – and embracing a more integrated approach that allows these three elements to overlap, switch and repeat themselves throughout the career spans of our workers. By adapting ourselves to the needs of our associates, Adecco is providing a working culture that fosters long-term relationships with employees of all levels and helps us retain the best talent.

Across Europe and North America, Adecco is working in partnership with governments and academic institutions to understand the impact of ageing workforces in developed economies and provide working solutions for senior worker reintegration.

In collaboration with Jacobs University (formerly the International University of Bremen), Germany, Adecco is researching productive ageing. Our findings continue to demonstrate that there is no negative correlation between performance and ageing; in fact, in many cases, job satisfaction, loyalty and overall work ethics are highest among senior workers. As Adecco continues to explore the impact of these trends around the world, our research will serve as a guide for helping us adapt our own workplaces to the needs of our employees.

The Renaissance Programme

In North America, Adecco created the Renaissance Programme exclusively for mature workers who choose to return to work. The programme offers benefit packages and flexible assignments tailored to the needs of senior workers, while advocating the benefits senior workers can offer to our clients. For the past three years, the Renaissance Programme has been recognised as one of the “Best Employers for

Workers Over 50” by the AARP, one of America’s leading organisations dedicated to enhancing the lives of people as they age.

Earn & Learn

In May 2006 Adecco launched its new Earn & Learn programme, an initiative to improve the skills of our associates in tandem with delivering more specialised staffing to our clients. Through designated career centres, associates can access training and development courses to improve their skills and accelerate their careers. In addition to general skills training, Adecco can also tailor the courses to meet the specific needs of a client, ensuring the company’s staff is fully prepared with the skills they need to fill jobs across a variety of business lines. In the future, we expect to expand the Earn & Learn programme, which is currently being piloted in Germany and Belgium, to Adecco locations worldwide.

Coaching and mentoring

Internally, Adecco recognises the importance of advancing the skills of our future leaders throughout the organisation. In 2004, Adecco launched the Adecco International University in partnership with the IMD business school in Lausanne, Switzerland. More than 150 employees have participated in the three-year programme, which serves as a high-level leadership training course for Adecco senior managers around the world. Two management training programmes – Top Management and International Executive Development – serve as platforms for discussion and development to ensure leadership is organically transferred through the organisation.

With more than 700,000 people across 70 countries and territories, Adecco’s commitment to training, development and mentoring for all our employees underscores our culture of industry innovation, leadership and best practice management throughout our worldwide network.

Building careers

At Adecco, fostering the careers of young people not only helps us build lifetime relationships with the best and brightest associates, it also underscores our commitment to improving the employability of new workers in today's global labour market.

Japan is just one country where Adecco is using its knowledge of the workplace to inspire young people to pursue the best employment opportunities while tackling the country's skill shortages.

In Japan's competitive labour market, graduates face intense pressure to enter the workforce and start building their careers the moment they finish their education, leading many to switch careers within the first three years.

Last year, Adecco headed back into the classroom to help give Japan's promising graduates the best career advice to help them reach their goals. Mark Du Ree, Chairman of Adecco Japan, served as a visiting professor at Ritsumeikan Asia Pacific University (APU) in Oita Prefecture, giving lectures on the global workplace and helping students think critically about their own job-hunting activities.

Adecco's broad variety of career development programmes is helping Japanese graduates match their goals with the right job opportunities early on. More than 11,000 Japanese graduates have attended Adecco's "Career-Up" schools which include courses in interviewing techniques, business language courses, computer skills and book-keeping.

For Japanese workers looking to change career paths, Adecco offers business skills and e-learning courses to help broaden their knowledge, while Adecco's new clinical research associate master programme offers associates the opportunity to earn certification in clinical development work within Japan's pharmaceutical industry.

Such programmes underscore Adecco's commitment to lifelong learning among workers of all ages. In Japan, Adecco is helping the best and brightest young people develop the right skills to achieve their goals, wherever their futures may take them.

www.adecco.com/casestudies

Social commitments

Work is about more than just providing for the cost of living. Work provides a sense of purpose and belonging, fostering our dignity and helping us set lifelong goals.

As one of the world’s largest employers, Adecco has a vital responsibility to provide equal opportunities and make the workplace more accessible for people of all circumstances. In this way we are helping bring our ethic of “better work better life” to disadvantaged and disabled people around the globe.

Macro-economic trends, including maturing workforces, migration, declining birth rates and the demand for greater flexibility from employers and workers, are driving changes in the way we approach the workplace. It is more important than ever that we actively commit ourselves to integrating people from all backgrounds into our workforces.

Our vision for creating a workplace of choice is founded on the following principles:

–  To be an employer whose colleagues and associates are proud to work with us

–  To be the HR solutions provider in touch with the social goals of our clients

–  To be a global enterprise trusted by society at large

–  To be a business that generates a socially responsible, sustainable return on investment for all stakeholders

Our commitment to social equality and integration is about treating all our employees and colleagues as we would wish to be treated ourselves. It is also about delivering a strong and credible equity story to our investors, which in turn strengthens our competitive position and helps us achieve sustained profitability.

Social strategy

Adecco aims to be a force for good in society at large. To do that, we strive to foster open and sustained dialogues with all our stakeholders, including employees, unions, companies, regulators and the investment community, proactively addressing their concerns and providing products and services to meet their needs.

Through training, incentives and internal discussion, we aim to instil our principles and values in the daily lives of our colleagues, encouraging ethical behaviour and respect for everyone around them. This includes defending international labour standards such as non-discrimination, and focusing on health and safety at work.

Establishing clear goals is important to ensure we are focusing our social efforts appropriately. By setting benchmarks and identifying tangible performance indicators, we are equipping ourselves with the tools to create real change and measure our achievements.

United Nations Global Compact

In November 2003 Adecco became the first global HR services company to join the United Nations Global Compact, an initiative that encourages businesses worldwide to adopt and report on their efforts towards socially responsible working policies. The Compact aims to protect human rights, fight corruption and promote fair working conditions. One of Adecco’s first initiatives as part of the Compact was to partner with the International Labour Organisation’s training centre, providing comprehensive training to our staff in human and labour rights regulations.

Disabled workers

Adecco is committed to making work accessible to everybody, including disadvantaged and disabled people who would otherwise find it difficult to access the labour markets. Every year Adecco finds employment for more than 9,000 disabled individuals, helping integrate, train and mentor them towards sustainable long-term careers.

Business & disability network

We are a founding member of Business & Disability, a pan-European network founded in 2004 that raises awareness of disability issues in the workplace. The programme promotes disability inclusion initiatives among workers and employers, and provides practical approaches to achieving better integration. Companies are given guidance about how to welcome disabled workers within their teams and prepare their working environments. By focusing on the business case for inclusion, the network is proving that anti-discrimination is not just morally better, it also makes good business sense.

Increasing employability worldwide

Adecco is committed to making work accessible to everybody. Although our dedication to social advancement is global, our approach is local, allowing us to target the needs of different social groups around the world.

Adecco’s foundation-based operational partnerships in Italy, France, Germany, Spain, Belgium and Switzerland enable us to participate in programmes aimed at the most at-risk social groups on a country-by-country basis.

In Italy, the Adecco Foundation has found employment for more than 22,000 disabled workers, mothers and long-term unemployed people. The Foundation also helps organise conferences on equal opportunity issues in the labour markets and, in collaboration with the Cattolica University of Milano, provides research into Italy’s temporary working opportunities and disadvantaged people.

The Adecco Foundation France, founded in 2002, helps disadvantaged youths succeed in education and ease their transition into employment. The programme provides more than 300,000 in grants to youth-based programmes every year.

The Adecco Foundation Spain, founded in 1999, provides assistance, support and training for hundreds of disabled people and unemployed mothers. As a result, Adecco has been honoured as one of Spain’s most socially responsible employers by Empresa y Sociedad, an organisation promoting workplace rights.

In the US, Adecco has partnered with the US-based Jobs for America’s Graduates (JAG) programme, one of the largest and most successful school-to-career transition and drop-out prevention programmes for disadvantaged youths. Through direct grants as well as educational outreach initiatives, Adecco helps JAG train young people across the country. Meanwhile, Adecco’s Career Accelerator programme works with US military spouses who suffer from frequent relocations, providing career counselling, training and job placement to the wives and husbands of those serving in the armed forces.

Since 2000, Adecco’s Athletes Career Programme, in partnership with the International Olympic movement, has helped Olympic athletes around the world adapt and move into more conventional careers after their sports careers have ended. Some 95% of the 700 athletes who have completed the programme have found successful career solutions. The programme, which attracts athletes from Spain, Italy, Norway, Denmark, Sweden and the US, is expanding into France, Slovenia and Finland.

There is still much that can be done to eradicate workplace discrimination and provide better access to employment for the most disadvantaged groups. For Adecco, we will continue to strive towards better understanding of these challenges in our efforts to serve as a benchmark for employers around the world.

Chairman’s Award winners

Above all, it is people who make the difference at Adecco, through their day-to-day actions at a local level, throughout the network. Colleagues strive to combine excellent professional performance, commitment to Adecco values and service to their communities. Each year, colleagues who make outstanding contributions on all three fronts are recognised in the Chairman’s Awards and in 2006, the fifteen Award winners were:

–  Valery Antipov: Branch Manager, Adecco Russia

–  Nárcisz Berekhelyi: Branch Manager, Adecco Hungary

–  Daniel Bossel: Branch Director, Adecco Switzerland

–  Valentina Chiesa: Project Leader Turin 2006, Adecco Italy

–  Maria Wellhardh Dahl: Branch Manager, Stockholm City, Adecco Sweden

–  Urs Kläger: Branch Director, Adecco Switzerland

–  Anne Lantheaume: Branch Assistant, Adecco France

–  Hélène Pacini: Branch Manager, Adecco France

–  Mária Pálinkás: Branch Manager, Adecco Hungary

–  Torben Sneve: Branch Manager, Oslo Adecco Norway

–  Darlene Spolar: Client Services Manager, Adecco USA

–  Randi Turpin: Branch Manager, Adecco USA

–  Michelle Tutt: Branch Manager, Adecco USA

–  Estelle Wong: Branch Manager, Adecco Singapore

–  Francis Wong: Branch Manager, Adecco Singapore

The Chairman’s Award criteria
Outstanding performance:
Consistently producing excellent business results, through innovation, creativity, and new ideas that develop and grow Adecco’s business.

Commitment to values:
Consistently exhibiting the following Adecco values at work:

1. Customer focus

2. Empowerment/entrepreneurial behaviour

3. Innovation and creativity

4. Results orientation

5. Open communication & teamwork

6. Honesty & integrity

7. Social responsibility & good citizenship

Community involvement

Conforming to Adecco values in their personal life. This may be donating personal time to a charity or programme that supports youth, seniors, minorities, the underprivileged, disabled, unemployed or other groups in need.

Skills for life

Around the world Adecco is a leading supporter of senior workers in the workplace, helping people over the age of 50 find new jobs so they can fulfil their long-term career goals.

At a time when developing economies, particularly in Europe, are unable to meet the labour demands of many high-growth sectors, senior workers represent an important resource for relieving skills shortages and filling gaps in the labour market.

That's why Adecco offers benefit packages tailored to meet the needs of senior workers and assignments that fit their lifestyle aspirations. We also offer specialised training programmes to help senior people update their skills so they can reintegrate into even the most dynamic workplace environments.

In the German city of Hamburg, for example, Adecco is helping over-50 workers like Marita Kolenda, 52, retrain for a job in the aircraft industry.

Adecco's personnel placement consultants assessed Ms Kolenda's skills and offered her developmental training to prepare her for a new career as a technical designer in aircraft construction.

Not only do such programmes help fill the skills shortage gap in key industries such as engineering and technology, they also help companies understand the values senior workers bring to the workplace, including rich life experiences, positive attitudes and strong work ethics.

By fostering the acceptance of senior workers and developing routes to lifelong learning, Adecco is inspiring senior members of the workforce while helping meet the needs of the global labour markets.

www.adecco.com/casestudies

Adecco Institute

“More and more people see temporary staffing as a great opportunity to enhance their employability” – Wolfgang Clement, January 2007

The Adecco Institute was founded in 2006 in London as a centre for research and learning on work-related issues, focused on how changes in the workplace and the workforce will affect individuals, regions and organisations in today’s global economy.

The Institute underscores Adecco’s commitment to developing successful partnerships with the business community and understanding the challenges facing our clients and their workforces around the world. Moreover, it reflects our focus on people and, in particular, our goal of delivering improved work prospects and choices for individuals.

Through research, conferences and events, the Institute will offer informed perspectives and insights on relevant themes, such as demographic change in the workplace, as well as innovative approaches to help organisations and regions raise employability, productivity and employee satisfaction at work.

From governments and academics to employers, unions and employees, the Adecco Institute is committed to facilitating discussions among all stakeholders on the broad topic of work and how work impacts our society.

Chaired by Wolfgang Clement, the former German Federal Minister of Economics and Labour (2002–2005), the Adecco Institute brings together the expertise and experiences of leaders from across the corporate world.

In October 2006, Peter Siderman was appointed Managing Director of the Adecco Institute, after a decade with McKinsey & Company, where he was most recently global director of mobility, focusing on promoting strategic flows of talent worldwide.

The Adecco Institute is just one way in which Adecco is harnessing the inside knowledge of labour markets around the world and developing new approaches to employment. With over 6,700 offices in more than

70 countries and territories, and managing a workforce of over four million individuals each year, Adecco’s global employment experience helps the Institute provide innovative research that will benefit the global business community.

Demographic Fitness Test

In September 2006, the Institute launched its first annual Demographic Fitness Index (DFX), a corporate performance indicator that benchmarks European firms’ readiness for demographic change, particularly workforce ageing. The DFX measures firms across five areas: career, health, knowledge and age diversity management, and lifelong learning.

A total of 2,500 companies, of all sizes and sectors from across Europe, participated in the Index, with individual results calculated on a scale of 100 to 400 points. In this year’s DFX, the participating companies averaged just 183 points with two-thirds scoring 200 or less, thus highlighting that European firms have a significant opportunity to improve their preparations for shifts in workforce composition.

By benchmarking firms with their corporate peers, the Index provides a strategic planning opportunity for companies to think critically about their future workforce environments.

Research initiatives
The Institute’s research agenda encompasses a range of important, and inter-related, themes including:

–  The transition from education to work, and the growing need for career transitions during people’s longer and more dynamic working lives

–  Regional and global skill shortages, and future skills needs

–  Public-private partnerships for employment

–  Flexible employment options, labour regulations, and the staffing industry’s contribution to economic dynamism at both macro and micro levels

–  International workforce mobility and labour market dynamics in China/India

Such initiatives are just some of the ways the Adecco Institute is committed to understanding the challenges and opportunities for companies as they embrace the changing dynamics of their workforces. Through research, dialogue and debate, the Institute is working to develop tools that will help companies translate these changes into business success.

New initiatives

In France, Adecco is part of a ground-breaking initiative where private staffing and recruitment companies are acting in cooperation with public employment services to help bring the unemployed back into the work force.

Adecco works with Unédic, the agency charged with paying jobseekers' allowances. With nearly 2.6 million unemployed in France, a third of whom are long-term unemployed, Unédic is eager to return people to work as fast as possible.

Adecco's involvement began in 2005, when four private companies, including Adecco, were charged with finding employment for a sample of 10,000 people who had been unemployed for over a year. The programme produced impressive results, with 50% of jobseekers returning to employment after an average delay of just 4.5 months. It clearly shows how cooperation between private employment agencies and public employment services can be successful.

Among the key factors in Adecco's success was its ability to provide the support services of one consultant for every 40 jobseekers. Consultants had real-time knowledge of job opportunities at a local level and were able to help candidates fully engage with their new work environment.

Interview practice and psychological profiling are also provided by Adecco. Success also stems from Adecco's policy of motivating its consultants to achieve the best results. "Every week, my consultant and I discussed ten new tasks to help me find work," says Jérôme Martin who sought work through Adecco.

Unédic has been so pleased with the project that it has decided to launch a second round of the initiative, this time working with 17 private agencies to help 46,000 people find work. The government is also thinking about requesting private employment agencies to assist in the reintegration of other categories of jobseekers, such as victims of dismissals in SMB or long-term unemployed young people.

Share information

Adecco shares are listed on the Swiss Exchange (SWX) in Switzerland and on Euronext in France. They are traded on virt-x, an exchange for pan-European blue-chip shares, and on the New York Stock Exchange as American Depositary Receipts (ADRs).

Adecco has a broad investor base of over 15,000 shareholders. At the end of 2006, 55 % of outstanding shares were held by institutional shareholders, representing a 29% increase versus 2005. Most notably, North American institutions increased their holdings threefold to 25% of outstanding shares, while European institutions held 29%. Insider holdings increased slightly to 36 % of all shares. Retail shareholders accounted for 3% of outstanding shares.

Shareholder base

	Institutional
1	Europe	33%
2	North America	8%
3	Rest of world	1%
4	Retail	4%
5	Insider	35%
6	Unassigned	19%

Daily trading volumes 2006

	Symbol	Average volume
Shares	ADEN VX	1,107,537 shares
Shares	ADE FP	6,717 shares
ADO US (4 ADRs
ADR	equal 1 share)	71,515 ADRs

Source: Bloomberg

	Institutional
1	Europe	29%
2	North America	25%
3	Rest of world	1%
4	Retail	3%
5	Insider	36%
6	Unassigned	6%

Insider holdings
	% of shares outstanding

Group represented by
the Jacobs Holding AG		29.1
Akila Finance SA		5.4
Treasury shares		2.1

Key data
	2006	2005
Shares issued	188,801,167	187,607,395
Treasury shares	3,964,705	1,509,750
Shares outstanding	184,836,462	186,097,645
Average number of shares outstanding	186,343,724	186,599,019
Basic earnings per share in EUR	3.28	2.43
Diluted earnings per share in EUR	3.14	2.34
Dividend per share in CHF	1.20[1]	1.00
Year-end share price in CHF	83.25	60.60
Highest share price in CHF	85.15	67.80
Lowest share price in CHF	62.00	54.35
Year-end market capitalisation in million CHF	15,388	11,278
Price/earnings ratio[2]	15.8	16.0
Enterprise value3/operating income	12.4	12.5

ADR
ADRs outstanding	15,607,796	7,520,804
Year-end ADR price in USD	17.13	11.54
Highest ADR price in CHF	21.36	16.99
Lowest ADR price in CHF	15.63	13.58

1 Proposed by Board of Directors

2 Based on basic earnings per share and share price at the year end; CHF/EUR per year end 2006: 1.61;

   2005: 1.56

3 Equals net debt plus market capitalisation at year end; CHF/EUR per year end 2006: 1.61; 2005: 1.56

Performance

Adecco shares posted a 37 % increase in 2006, reaching CHF 83.25 on December 29, compared to CHF 60.6 on December 30, 2005. Adecco shares on Euronext and Adecco ADRs in the US were up 34% and 48% respectively. Adecco outperformed the Morgan Stanley Capital Index (MSCI) and the Swiss Market Index (SMI), and was slightly ahead of a basket of its main competitors in the staffing industry. Market capitalisation reached more than CHF 15 billion by the end of 2006, compared to CHF 11 billion a year earlier.

In the first five months of 2006, Adecco’s share price benefited from a positive market reaction to its newly announced strategy and an encouraging global economic outlook. Also the announcement of the intended acquisition of DIS in January was well-received. The Adecco share peaked to the yearly high of CHF 85.15 on May 11.

Despite delivering Q2 2006 results in line with market expectations, concerns about the sustainability of economic growth, particularly in the US, led to a more cautious outlook by investors for the second half of the year. The share price dropped 20% before trending steadily upwards again.

The outlook remained positive throughout the remainder of 2006. The Adecco Strategy Days in Valencia in late September, combined with strong Q3 results in early November, saw the share price regain significant ground in the last six months of the year.

Investor Relations

As part of our ongoing commitment to open and transparent communications with the financial community, Adecco increased its investor relations activities in 2006. A total of 47 days were devoted in 2006 to market communications around our quarterly conference calls, compared to 30 days in 2005.

Adecco held more than 240 meetings with analysts and investors in 2006, including conference calls and roadshows to major financial centres including Amsterdam, Boston, Brussels, Chicago, Copenhagen, Denver, Edinburgh, Frankfurt, Liechtenstein, London, Los Angeles, Milan, Munich, New York, Paris, San Francisco, Stockholm, Vienna and Zurich.

Adecco’s investor relations team engaged with more than 280 different institutional investors, analysts, portfolio managers and brokers in one-on-one and group meetings, and conferences in 2006.

Coverage

The Adecco share story is closely followed by the financial community. In 2006, more than 20 brokers covered Adecco equity including: ABN AMRO, Bank am Bellevue, Bank Sarasin, Bank Vontobel (Lombard Odier Darier Hentsch), Cazenove, Cheuvreux, Citigroup, Credit Suisse, Deutsche Bank, Exane BNP Paribas, Fortis, Goldman Sachs, Helvea, ING, Kepler, Merrill Lynch, Morgan Stanley, Neue Zurcher Bank, Petercam, Sal. Oppenheim, UBS and Zurcher Kantonalbank.

Content

Corporate Governance

55	Applicable Corporate Governance standards

55	Structure and shareholders

58	Capital structure

62	Board of Directors

68	Executive Committee

71	Compensation, shareholdings, and loans

77	Shareholders’ rights

79	Changes of control and defence measures

80	Auditors

81	Information policy

Corporate Governance

Applicable Corporate Governance standards

This Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the SWX Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of Adecco S.A.’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies, and in the Charters of the Committees of the Board of Directors. Adecco S.A.’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance applicable since July 1, 2002.

Statements throughout this Corporate Governance discussion using the term “the Company” refer to the Adecco Group which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

Corporate Governance financial information is presented as of December 31, unless indicated otherwise, as the statutory fiscal year of Adecco S.A. is the calendar year.

The Company’s reporting currency is the Euro. Accordingly, the consolidated financial statements of the Company are provided in Euro. The financial statements of Adecco S.A. (Holding Company) are reported in Swiss francs.

The Corporate Governance information included in this report is presented in Euro, except for information on shares, share capital, and dividends, which is provided in Swiss francs. Income, expenses, and cash flows are translated at the average exchange rates prevailing during the period, and assets and liabilities are translated at period-end exchange rates.

The New York Stock Exchange (“NYSE”) rules require foreign private issuers, such as Adecco S.A., to disclose any significant ways in which their Corporate Governance practices differ from the Corporate Governance practices followed by U.S. companies under the NYSE rules. This information is published on the Internet: www.nyse.adecco.com.

1. Structure and shareholders 1.1 Legal and management structure

Adecco S.A. is a company limited by shares (société anonyme) organised under the laws of Switzerland with its registered office at Chéserex, Switzerland. The Company’s principal corporate office is the office of its management company, Adecco management & consulting S.A., at Sägereistrasse 10, Glattbrugg, Switzerland.

Adecco S.A. is listed on the SWX Swiss Stock Exchange (trading on virt-x, symbol ADEN, security number 1213860; ISIN CH0012138605) and on the Euronext Premier Marché (symbol ADE, security number 12819). Furthermore, Adecco S.A. has American Depository Receipts (“ADRs”) listed on the New York Stock Exchange (symbol ADO; ISIN US0067541054). As of December 31, 2006, the market capitalisation of Adecco S.A., based on the then issued number of shares and the closing price of shares on the SWX Swiss Stock Exchange, amounted to approximately CHF 15.4 billion. On March 9, 2007, this market capitalisation amounted to approximately CHF 14.5 billion.

The Company is the global leader in human resource services including temporary staffing and permanent placement, outsourcing, and career services consulting and outplacement.

Since January 2006, the Company is organised in a geographic structure complemented by newly introduced global business lines, through which the professional services are now marketed. The heads of the main geographic areas – consisting of France, USA & Canada, UK & Ireland, Japan, Italy, Iberia, Benelux, Nordics, Germany, Australia & New Zealand, Switzerland, and Emerging Markets – directly manage the Office and Industrial businesses, while co-leading together with the professional business line heads the professional business lines in the country. The professional business lines are Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events, and Adecco Human Capital Solutions. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. In 2005, the

Corporate Governance

Company was managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.
The Company provides services to businesses and organisations located throughout Europe, North America, Asia Pacific, Latin America, and Africa.
As of January 1, 2007, the Company’s Executive Committee was composed as follows:

–  Dieter Scheiff, Chief Executive Officer

–  Dominik de Daniel, Chief Financial Officer

–  François Davy, General Manager France (successor of Gilles Quinnez)

–  Ray Roe, General Manager USA & Canada (until February 28, 2007, succeeded by Theron I (Tig) Gilliam Jr)

–  René Schuster, General Manager UK & Ireland

–  Jean-Manuel Bullukian, Head of Global Business Line Adecco Information Technology and Head of Global Business Line Adecco Engineering & Technical

–  Jim Fredholm, Head of Global Business Line Adecco Finance & Legal (until January 31, 2007, succeeded by Neil Lebovits)

–  Ekkehard Kuppel, Head of Global Business Line Adecco Human Capital Solutions

–  Thomas Flatt, Chief Human Resources Officer (until March 31, 2007, succeeded by Christian Vasino) and Head of Global Business Line Adecco Medical & Science (until March 31, 2007)

–  Jan-Pieter Gommers, Head of Global Business Line Adecco Sales, Marketing & Events

–  François-Xavier Quilici, Group Chief Information Officer (as of January 8, 2007)

–  Gonzalo Fernández-Castro, Chief Marketing & Business Development Officer

The Company comprises numerous legal entities around the world. The major consolidated subsidiaries are listed on page 155 of this Annual Report. DIS Deutscher Industrie Service AG (“DIS”), a German subsidiary of the Company with its legal seat in Duesseldorf, is listed on the Frankfurt Stock Exchange (symbol DDE, security number 501690, ISIN DE0005016901). As of December 31, 2006, the market capitalisation of DIS, based on the then issued number of shares and the closing price of shares on the Frankfurt Stock Exchange, amounted to approximately EUR 1 billion. On March 9, 2007, this market capitalisation amounted to approximately EUR 1.2 billion. Adecco owns directly and indirectly approximately 84% of DIS. No other subsidiary is listed on a stock exchange; however, certain subsidiaries have issued convertible notes, as described further in this section.

1.2 Significant shareholders

As of December 31, 2006, the total number of shareholders directly registered with Adecco S.A. was 15,263. The major shareholders and their shareholdings were disclosed as follows (for all disclosures see http://www.swx.com; please note that percentages of shareholdings refer to the date of disclosure unless indicated otherwise):

In 2005, the following shareholdings were disclosed to the Company and no changes with respect to these shareholdings have been disclosed under the SWX Swiss Stock Exchange reporting obligations in 2006 (the indicated shareholdings of the below mentioned Group and Akila Finance S.A. reflect the exercise of option during 2006):

–  54,904,180 shares, as of December 31, 2006, representing 29.1% of the total Adecco S.A. issued share capital, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Group”), amongst others agreeing on financing issues and voting. Jacobs Holding AG represents the Group and does not hold any shares outside the Group. Jacobs Holding AG’s own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland). For further details, see the disclosure as published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  10,188,580 shares, as of December 31, 2006, representing 5.4% of the total Adecco S.A. issued share capital, were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. For further details, see the disclosure as published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  Sonata Securities S.A., Luxembourg, (“Sonata”), on December 29, 2005, disclosed that (1) Sonata has the right to exchange the notes owned by it for up to 10,294,665 shares (5.5%) during the term of the notes and (2) that Deutsche Bank AG has the right – in certain

Corporate Governance

circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank AG would only be in a position to exercise their right if there is an event of default under the bilateral equity linked contract between Jacobs Venture AG and Deutsche Bank AG dated as of December 6, 2005. Sonata intended to issue on December 30, 2005 CHF 767,300,000 1.5 percent collateralised equity linked limited liability obligations bonds due 2010 exchangeable for ordinary shares of Adecco S.A. The proceeds of the issuance of the bonds will be used to acquire the notes. These bonds have been issued before December 31, 2005. In 2006, no changes in the holding of Sonata were disclosed to Adecco S.A. For further details see the disclosure of Sonata as published in the “Swiss Official Gazette of Commerce” (SHAB No. 7, January 11, 2006).

The following notices on disclosures of shareholders according to Article 20 of the Swiss Stock Exchange Act have been disclosed to Adecco S.A. in 2006:

–  Deutsche Bank AG, Germany, together with various subsidiaries and other related entities (“Deutsche Bank”), has disclosed on December 6, 2006, based on agreements dated December 6, 2005 and November 8, 2006, between Deutsche Bank AG and Triventura AG and Jacobs Venture AG, respectively: a) Put option granted by Deutsche Bank AG to Jacobs Venture AG to deliver up to 32,170,829 shares (17.2%) in discharge of its repayment obligation at maturity of the Contract No. I, b) Conversion entitlement of Deutsche Bank AG in the form of an obligation by Triventura AG towards Deutsche Bank AG to deliver 12,000,000 shares (6.4%) at maturity in full discharge of its repayment obligations at maturity of the Contract No. II and c) 3,529,711 shares (1.88%) and 1,859,000 call options (0.99%) and 1,878,000 put options (1.00%) in shares currently held by the members of the group in the course of their ordinary trading and asset management activities. A. Bilateral Equity Linked Contract No. I: In December 2005, Sonata Securities S.A., Luxembourg, (“Sonata”) issued bonds in the total amount of CHF 767,300,000 due 2010 exchangeable into shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into the Contract No. I with Jacobs Venture AG containing the put option for up to 32,170,829 shares (17.2%). The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Jacobs Venture AG in order to finance the acquisition by Jacobs Venture AG of shares. Under Contract No. I, Jacobs Venture AG has the right to discharge in whole or in part its repayment obligation towards Deutsche Bank AG by delivering up to 32,170,829 shares by way of exercise of the put option. Under the terms of the bonds, bond-holders have the right to demand conversion of their bonds into Adecco shares. This right is replicated in the limited recourse instrument between Deutsche Bank AG and Sonata. Under Contract No. I, Deutsche Bank AG is granted the same conversion right by way of a call option for up to 10,294,665 shares (5.5%). Any exercise (whether partially or in full) of the call option leads to an automatic pro rata reduction of the physical delivery entitlement arising under the put option. The maximum number of shares, which can be delivered to Deutsche Bank AG under the Contract No. I is, therefore, equal to the number of Adecco shares covered under the put option. All shares received by Deutsche Bank AG following an exercise of the call option granted under Contract No. I will be transferred to Sonata for delivery to the holders of the exchangeable bond. All shares received by Deutsche Bank AG following an exercise of the put option will be either sold in the market and the proceeds thereof delivered to Sonata for delivery to the holders of the exchangeable bonds or delivered in kind to Sonata for delivery to the holders of the exchangeable bond. B. Bilateral Equity Linked Contract No. II: In December 2006, Sonata issued CHF 1,000,000,000 mandatory obligation low interest notes due 2008, which are mandatorily exchangeable into shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into Contract No. II with Triventura AG. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Triventura AG in order to finance the acquisition by Triventura AG of Adecco shares. Under Contract No. II, Triventura AG undertakes to discharge its repayment obligation towards Deutsche Bank AG by delivering up to 12,000,000 shares (6.4%). All shares received by Deutsche Bank AG under Contract No. II, will be transferred to Sonata for delivery to the holders of the mandatory exchangeable notes. During 2006, Deutsche Bank AG has disclosed further new members of the group as well as small changes in the disclosed

Corporate Governance

holding of shares and options: As per December 31, 2006, 4,084,769 shares (2.2%), 46,048,829 put options (24.5%) and 2,409,000 call options (1.3%) were disclosed to be held by the Deutsche Bank AG. For further details, see the respective disclosure of Deutsche Bank AG as published in the “Swiss Official Gazette of Commerce” (SHAB No. 249, December 22, 2005, No. 7, January 11, 2006, No. 249, December 22, 2006 and No. 3, January 5, 2007).

–  Harris Associates L.P., Chicago (USA), disclosed to have increased its shareholding to 9,413,896 shares (5.02%) as per August 31, 2006 and to have decreased the holding to 8,609,100 shares (4.59%) as per September 14, 2006 (SHAB, No. 177, September 13, 2006, and No. 185, September 25, 2006).

As of December 31, 2006, Adecco S.A. is not aware of any person or legal entity, other than those stated above, that directly or indirectly owned more than 5% of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised. Adecco S.A. is not aware of shareholders’ agreements, other than those described above, between its shareholders pertaining to Adecco S.A. shares held.

According to Art. 20 of the Swiss Stock Exchange Act, any investor who directly, indirectly, or together with another person acquires, holds, or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below, or exceeds the thresholds of 5, 10, 20, 33 1/3, 50 or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Stock Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A.’s management is also under an obligation to publish the disclosure no later than two trading days after receipt.

1.3 Cross-shareholdings and shareholdings in listed companies
As of December 31, 2006, there were no cross-shareholdings exceeding 5% of a party’s share capital.
Adecco S.A. owns directly and indirectly approximately 84% of DIS (see item 1.1 “Structure and shareholders”).

2. Capital structure 2.1 Share capital
As of December 31, 2006, Adecco S.A.’s issued share capital amounted to CHF 188,801,167 divided into 188,801,167 fully paid registered shares with a nominal value of CHF 1 each.

2.2 Authorised and conditional capital
Adecco S.A. has no authorised capital in the sense of the Swiss Code of Obligations.

Conditional capital of up to 4,629,143 shares (approximately CHF 4.6 million) is reserved for the exercise of option rights granted to employees and members of the Board of Directors of Adecco S.A. or of its affiliated companies. The subscription rights of shareholders as well as the option subscription rights of the shareholders are excluded. The exercise conditions depend on the respective underlying stock option plan; the share capital will only be increased if and when the holder of the option exercises such stock option.

Conditional capital of up to 15,400,000 shares (CHF 15.4 million) is reserved for the exercise of option or conversion rights granted in relation to financial instruments such as bonds or similar debt instruments of Adecco S.A. or its affiliates. The subscription rights of the shareholders regarding the subscription of the shares are excluded. The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors. Part of this conditional capital is reserved for the convertible debt issued by Adecco Financial Services (Bermuda) Ltd. (see item 2.7 “Convertible notes and options”).

For details on the terms and conditions of the issuance/creation of shares under conditional capital, see Art. 3ter and 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com.

Corporate Governance

2.3 Changes in capital
Adecco S.A.’s capital structure as of the dates indicated below was as follows:

	Issued shares		Authorised capital		Conditional capital		Reserves[1]	Retained earnings Amount
In CHF millions, except shares	Shares	Amount	Shares	Amount	Shares	Amount	Amount

29.12.2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513

Changes	190,715	0.2			(190,715)	(0.2)	1	352
2.1.2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865

Changes	258,280	0.3	Lapsed	Lapsed	(258,280)	(0.3)	102	909
31.12.2005	187,607,395	187.6	–	–	21,222,915	21.2	2,099	3,774

Changes	1,193,772	1.2			(1,193,772)	(1.2)	257	114
31.12.2006	188,801,167	188.8	–	–	20,029,143	20.0	2,356	3,888

1 Reserves includes both the general reserve and the reserve for treasury shares.

Details of Adecco S.A.’s general reserves and retained earnings are included in Note 3 of the Adecco S.A. (Holding Company) notes to financial statements.
Additional information and exact wording can be found in the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).

2.4 Shares and participation certificates

Adecco S.A.’s shares have a par value of CHF 1 each. All shares are fully paid-up registered shares and bear the same dividend and voting rights. Pursuant to Art. 7 of the Articles of Incorporation (Internet: www.aoi.adecco.com), the right to vote and all other rights associated with a registered share may only be exercised by a shareholder, usufructuary, or nominee who is registered in the share register as the shareholder, usufructuary, or nominee with right to vote. Some interests in shares are held by investors in the form of American Depository Receipts (“ADRs”).

As of December 31, 2006, there were no outstanding participation certificates.

2.5 Bonus certificates
Adecco S.A. has not issued bonus certificates (“Genussscheine”).

2.6 Limitations on registration, nominee registration, and transferability
Each Adecco S.A. share represents one vote.

Acquirers of registered shares are recorded in the share register as shareholders with the right to vote upon request, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account (Art. 4 sec. 2 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Upon such declaration, any person or entity will be registered with the right to vote.

The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses, and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement (see Art. 4 sec. 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). The Board of Directors may grant exemptions to this registration restriction (see Art. 4 sec. 6 of the Articles of Incorporation; Internet: www.aoi.adecco.com). In 2006, there were no such exemptions granted.

Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management, or otherwise linked as well as individuals or corporate bodies and partnerships who act together to

Corporate Governance

circumvent the regulations concerning the nominees (especially as syndicates), are treated as one nominee respectively as one person within the meaning of paragraph 3 of this article (see Art. 4 sec. 4 of the Articles of Incorporation; Internet: www.aoi.adecco.com).

For further information regarding the procedure and conditions for cancelling statutory privileges and limitations on transferability of shares, see the Articles of Incorporation; Internet: www.aoi.adecco.com.

2.7 Convertible notes and options

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 million unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds has been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bond-holder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50 per share. If all bonds were converted, Adecco S.A. would issue an additional 9,523,810 shares (Art. 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com). If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

The Company has several stock option plans (Adecco stock option plan, Olsten stock option plan, DIS stock option plan) whereby employees and members of the Board of Directors receive options to purchase shares. There are global and country-specific plans in place.

Certain options granted under the plans are tradeable at the SWX Swiss Stock Exchange. The options were granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option in the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option in the public market, the options may be held by a non-employee or non-director of the Company. The trading and valuation of the tradeable options is managed by a Swiss bank.

Under the DIS stock option plan, each option gives the option holder the right to acquire one DIS share at an exercise price linked to the fair market value at the date of grant. Subsequent to the date of grant, the exercise price of the share options increases by 10% each year and is adjusted for dividends. Options vest immediately at time of grant, and become exercisable over a period of four years after date of grant.

The purpose of the plans is to furnish incentives to selected employees and members of the Board of Directors, to encourage employees to continue employment with the Company, and to align the interests of selected employees and directors with those of the shareholders. Upon exercise of Adecco and Olsten stock options, Adecco S.A. may deliver either shares from its conditional capital, of which up to 4,629,143 shares are reserved for this purpose, or treasury shares bought back in the public market. Upon exercise of DIS stock options, DIS may deliver either shares from its conditional capital, of which up to 792,000 shares are secured for this purpose, or treasury shares.

The Nomination & Compensation Committee is responsible for making proposals, based upon the recommendations of the Executive Committee, to the Board of Directors regarding the individuals to whom options shall be granted, the size of the option grant for each optionee, the conditions, the exercise price, and the grant date. The Board of Directors must approve all the option grants as well as the conditions thereof. The exercise price for one share is generally fixed at or above the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. All options may be exercised and tradeable options may be sold at any time within the exercise period except for limitations set forth in the Company Insider Trading Statement of Policy and by regulatory authorities. During 2006, 117,315 DIS stock options were granted to employees under the DIS stock option plan. No options were granted under the Adecco and Olsten stock option plans during 2006.

Corporate Governance

Except under certain circumstances, unvested options granted under a plan lapse upon termination of employment or Board of Directors membership. The Board of Directors may modify, amend, suspend, or discontinue the plans.

Summary of the status of the stock option plans as of December 31, 2006:

	Number of shares	Weighted- average exercise price per share (in CHF)	Weighted- average remaining life (in years)	Aggregate intrinsic value (in CHF millions)
Summary of Adecco and Olsten stock option plans
Options outstanding as of January 1, 2006	11,045,346	78	3.3

Granted
Exercised	(1,142,782)	54		24
Forfeited	(703,557)	89
Expired	(754,290)	99
Options outstanding as of December 31, 2006	8,444,717	78	2.62	74

Of which fully vested and exercisable	8,298,647	78	2.60	73

	Number of shares	Weighted- average exercise price per share (in EUR)	Weighted- average remaining life (in years)	Aggregate intrinsic value (in EUR millions)
Summary of DIS stock option plan
Options outstanding and vested at acquisition	336,810	30	2.8

Granted	117,315	65
Exercised	(58,145)	31		2
Options outstanding and vested as of December 31, 2006	395,980	43	2.9	16

Of which exercisable	78,586	34	0.9	4

For further details, see Note 10 in the Notes to consolidated financial statements.

Corporate Governance

3. Board of Directors
Areas of responsibility of the Board of Directors and the management are defined by law and by the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).

As of December 31, 2006, the Board of Directors of Adecco S.A. consisted of nine members. Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted an exemption from this requirement.

3.1 Biographies of members of the Board of Directors

The following table sets forth the name, year of birth, entry date, and terms of office, nationality, professional education, and principal positions of those individuals who served as members of the Board of Directors as of December 31, 2006:

Jakob Baer (1944)

– Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2007.

– Swiss nationality.
– Graduated Dr. iur. from the University of Bern, Switzerland.

– Mr. Baer was a member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and a member of KPMG’s European and International Leadership Board. Non-executive Board member of Swiss Re1, Rieter Holding AG1, Allreal Holding AG1, Emmentalische Mobiliar-Versicherungs-Gesellschaft, and of IFBC, Integrated Financial Business Consulting AG, all Switzerland. Mr. Baer is Counsel at Niederer Kraft & Frey, attorneys at law, Zurich, Switzerland.

Jürgen Dormann (1940)

– Vice-Chairman of the Board of Directors since November 2005, member of the Board of Directors since June 2004, and member of the Nomination & Compensation Committee from June 2004 until May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.

– German nationality.
– Masters degree in Economics from the University of Heidelberg, Germany.

– Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dormann was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[1]. A member of the Board of ABB Ltd.[1], Switzerland, since 1998, he became ABB’s Chairman of the Board in 2001 and served as Chief Executive Officer from 2002 to 2004. Mr. Dormann is a member of the Board of Directors of IBM[1], USA, and of BG Group[1], U.K.

Andreas Jacobs (1963)
– Member of the Board of Directors and member of the Nomination & Compensation Committee, both since May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.
– German nationality.
– Graduated Dr. iur. from the University of Freiburg i. Br., Germany, and MBA from INSEAD, Fontainebleau, France.

– Mr. Jacobs is serving as Executive Chairman of Jacobs Holding AG, Switzerland, Chairman of Barry Callebaut AG1, Switzerland, Vice Chairman of Infront Sports & Media AG, Switzerland, Chairman of Minibar AG, Switzerland, Chairman of Focam AG, Germany, Chairman of Maine Chance Farms Pty Ltd., South Africa.

Corporate Governance

Klaus J. Jacobs[2] (1936)

– Chairman of the Board of Directors since November 2005, Chief Executive Officer from November 2005 until July 2006, member and Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2007.

– Swiss nationality.

– Dr. h.c. from the University of Basel, Switzerland.

– Chairman of ADIA from 1992 to 1996, member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

– Board memberships: Member of the Board of Jacobs Foundation.

– Member of the World Scout Foundation, co-founder and member of the National Park of Hohe Tauern.

Philippe Marcel (1953)

– Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2007.

– French nationality.

– Graduated from EM Lyon (Ecole de Management) in France.

– As a member of the Board of Directors, Mr. Marcel performed executive functions until September 2004. Until his appointment to the Board of Directors in 2002, he was a member of the Senior Management team of the Company. In the Executive Committee, Mr. Marcel was Zone Manager for France, Morocco, and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

– Board memberships: Adecco Holding France (Chairman), April Group[1], France (member), GL Events[1], France (member), EM Lyon (Ecole de Management) in France (Chairman).

Francis Mer (1939)

– Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); member of the Audit Committee since May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.

– French nationality.

– Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.

– Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief Executive Officer of Pont-au-Mousson S.A. in 1982.

– Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. Co-Chairman of the Board of Arcelor1 in 2002. From 1997 to 1998, Chairman of the International Iron and Steel Institute.

– Board memberships: Alstom S.A.[1], France (2005 to June 2006), Inco Ltd.[1], Canada (2005 to October 2006), Rhodia SA1, France from 2004, Safran SA1, France, Chairman of the Board (since January 2007).

– French Minister of Economy, Finance and Industry from May 2002 until March 2004.

– Fondation pour l’Innovation Politique, France, Member of the Supervisory Board.

Thomas O’Neill (1945)

– Member of the Board of Directors and member of the Audit Committee (both since June 2004), and member of the Corporate Governance Committee (since May 2006); term of office ends on the day of the General Meeting of Shareholders 2007.

– Canadian nationality.

– Graduated from Queen’s University in Kingston, Canada, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987. Honorary LLD from Queen’s University Kingston, Canada, in 2005.

– In 1967, Mr. O’Neill joined the audit staff of Price Waterhouse in Toronto and became a partner of Price Waterhouse in 1978. From 1990 to 1996, Mr. O’Neill acted as Chief Operating Officer, and from 1996 to 1998 as Chief Executive Officer for Price Waterhouse, Canada. From 1998 to 2000, he was CEO of the new PricewaterhouseCoopers LLP in Canada and served as a member of PwC’s Global Oversight Board. In 2000, he assumed the role of Chief Operating Officer of the PricewaterhouseCoopers LLP global organisation. He assumed the role of Chief Executive Officer of PwC Consulting (global) in January 2002. In May 2002, Mr. O’Neill was appointed Chairman of PwC Consulting (global), a role that he held until October 2002, when the business was acquired by IBM.

1	Listed company.
2	Executive member of the Board of Directors until July 2006.

Corporate Governance

– Board memberships: BCE Inc.[1], Canada; Dofasco Inc.[1] (until February 21, 2006), Canada; Loblaw Companies Ltd.[1], Canada; Nexen Inc.[1], Canada; Ontario Teachers’ Pension Plan.

– Not-for-profit board memberships include: Queen’s University Kingston, Canada (Vice-Chairman) and St. Michael’s Hospital, Canada (member).

David Prince (1951)

– Member of the Board of Directors since June 2004, member of the Audit Committee (June 2004 to April 2006), and member of the Corporate Governance Committee (June 2004 to May 2006); term of office ends on the day of the General Meeting of Shareholders 2007.

– British nationality.

– Awarded management trainee scholarship with British Gas and attended Business School in the U.K.

– Associate member of CIMA.

– Early career included four years at Cable & Wireless in both general management and group marketing roles before going on to spend some 12 years working in the Hong Kong telecommunications market, where Mr. Prince held a variety of senior management and public company board positions.

– From 1994 to 2000, he was Group Finance Director and later Deputy CEO of Hong Kong Telecom.

– In 2000, Mr. Prince went on to join PCCW plc as Group CFO before becoming Group Finance Director of Cable & Wireless in 2002.

– Board memberships: Member of the Board of Directors and Chairman of the Audit Committee for ARK Therapeutics[1], U.K. Member of the Board of Directors of SmarTone Telecommunications Holdings Ltd.[1], Hong Kong.

Peter V. Ueberroth (1937)

– Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2007.

– U.S. nationality.

– Graduated from San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.

– In 1962, founded First Travel Corporation.

– From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).

– He served as the sixth Commissioner of Major League Baseball from 1984 to 1989.

– Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.

– Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).

– Board memberships: Member of the Board of Directors of The Coca-Cola Company[1], USA, of Hilton Hotels Corporation[1], USA, and of Ambassadors International (AMIE)[1], USA.

– Chairman 2005 United States Olympic Committee.

1	Listed company.

Corporate Governance

3.2 Other activities and vested interests of the Board of Directors

Except those described in section 3.1, no permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of the Board of Directors of Adecco S.A. The Board of Directors assesses independence of its members.

At December 31, 2006, all members of the Board of Directors are non-executive. Until July 2006, Klaus J. Jacobs was the Company’s CEO and Chairman of the Board. The members of the Board of Directors do not have important business connections with Adecco S.A. or with any of its subsidiaries or affiliates.

A family member of the Chairman Mr. Klaus J. Jacobs, is a partner of the law firm White & Case. The Company procures legal services from this firm. The fee charged is based on the amount of time spent by the firm.

In addition, the Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers, Board members, and significant shareholders through investment or Board directorship.

3.3 Cross-involvement

Cross-involvements at the level of the Board of Directors of Adecco S.A. and other listed companies exist according to the information provided in the table under 3.1 “Biographies of members of the Board of Directors”.

3.4 Elections and terms of office

Pursuant to the Articles of Incorporation, the Board of Directors consists of five to nine members (Art. 20 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Members of the Board of Directors are elected for a term of office of one year, until the date of the next General Meeting of Shareholders, and may be re-elected for successive terms (Art. 20 sec. 2 and 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board of Directors to the General Meeting of Shareholders.

3.5 Internal organisation structure

The Board of Directors holds the ultimate decision-making authority of Adecco S.A. for all matters except those reserved by law or the Articles of Incorporation to the shareholders. It determines the overall strategy of the Company and supervises the Executive Committee of the Company. The Board of Directors operates under the direction of the Chairman and the Vice-Chairman who are appointed by the Board of Directors. Currently, the Board of Directors is composed of nine non-executive members. The agenda of the Board of Directors’ meetings is set by the Chairman. Any member of the Board of Directors may request that an item be included on the agenda. Members of the Board of Directors are provided, in advance of meetings, with adequate materials to prepare for the items on the agenda. The Board of Directors recognises the importance of being fully informed on material matters involving the Company and seeks to ensure that it has sufficient information to make appropriate decisions through inviting members of the Executive Committee or other managers to report on their areas of responsibility, conducting regular meetings of the respective committees with the management, and retaining outside consultants and external auditors in order to review the business, as well as through regular distribution of important information to its members. Decisions are taken by the Board of Directors as a whole, with the support of its three committees described below (the Audit Committee, the Corporate Governance Committee, and the Nomination & Compensation Committee). However, if a member has a personal interest in a matter, other than an interest in his capacity as a shareholder of Adecco S.A., the member of the Board of Directors has to abstain from voting. Amongst others, the Board of Directors has established Statements of Policy on Insider Trading as well as on Conflicts of Interest. The compliance with all Statements of Policy is closely monitored. Each committee has a written charter outlining its duties and responsibilities and regularly meets with management and outside consultants. Committee members are provided, in advance of meetings, with adequate materials to prepare for the items on their agenda.

Corporate Governance

Attendance at meetings & phone conferences during 2006:

	Full Board of Directors	Audit Committee		Corporate Governance Committee		Nomination & Compensation Committee
Number of meetings & phone conferences	11	14		3		4
Usual duration
– Meetings in person	5 to 7 hrs	4 to 6 hrs		1 to 1.5 hrs		1 to 4 hrs
– Phone conferences	30 to 75 min	45 to 75 min		–		40 min
Jakob Baer	11	14		3		–
Jürgen Dormann	10	2	[1]	1	[1]	4	[1]
Andreas Jacobs (since May 2006)	6	–		–		4	[2]
Klaus J. Jacobs	11	11	[1]	1	[1]	4	[1]
Philippe Marcel	10	–		–		3	[3]
Francis Mer	9	9	[4]	3		4
Thomas O’Neill	11	14		34		–
David Prince	11	55		–		–
Peter V. Ueberroth	9	–		–		3
Philippe Foriel-Destezet[6]	5	2	[3]	–		–

1 Guest ex officio, without voting right. 2 Member since May 23, 2006. 3 Guest, without voting right. 4 Member since May 2006. 5 Member until April 2006. 6 Board member until May 2006.

The Board of Directors has discussed and assessed its own and its members’ performance. The Board was found to be efficiently and appropriately organised.

3.5.1 Audit Committee (“AC”)

The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing management regarding the:

– integrity of the Company’s financial statements and other financial reporting and disclosure to any governmental or regulatory body and to the public and other users thereof;

– systems of internal accounting and financial and disclosure controls;

– performance of the Company’s internal audit function;

– qualifications, engagement, compensation, independence, and performance of the Company’s independent auditors, their conduct of the annual audit and interim reviews, and their engagement for any other services (see item 8. “Auditors”); and

– the Company’s compliance with legal and regulatory requirements relating to accounting, auditing, financial reporting, and disclosure, or other financial matters.

In 2006, the AC held 14 meetings and phone conferences. For specific subjects, the CEO represents the Executive Committee in the meetings. The CFO, the Head of Risk Management, the Head of Internal Audit, and the lead partner of the external auditors typically participate in the meetings.

Corporate Governance

As of December 31, 2006, the members of the AC were:

Name	Position
Jakob Baer	Chairman of the AC
Thomas O’Neill	Member
Francis Mer	Member

3.5.2 Corporate Governance Committee (“CGC”)

The CGC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to Corporate Governance principles. The CGC is charged with developing and recommending appropriate Corporate Governance principles and independence rules to the Company as well as reviewing and reassessing such principles and rules to ensure that they remain relevant and in line with legal and stock exchange requirements. Recommendations as to best practice are also reviewed to ensure compliance.

The CGC held three meetings in 2006. For specific subjects, the CEO represents the Executive Committee in the meetings. The Chief Compliance Officer typically participates in the meetings.

As of December 31, 2006, the members of the CGC were:

Name	Position
Francis Mer	Chairman of the CGC
Jakob Baer	Member
Thomas O’Neill	Member

3.5.3 Nomination & Compensation Committee (“NCC”)

The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

– providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;

– providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment, and the evaluation of their performance;

– reviewing and approving the goals and objectives relevant to the Executive Committee’s compensation; and – establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

The NCC held four meetings (one of which was a phone conference) in 2006. For specific subjects, the CEO represents the Executive Committee in the meetings.

As of December 31, 2006, the members of the NCC were:

Name	Position
Peter V. Ueberroth	Chairman of the NCC
Francis Mer	Member
Andreas Jacobs	Member

3.6 Responsibilities of the Board of Directors and the Executive Committee

In addition to the determination of the overall strategy of the Company and the supervision of the Executive Committee, the Board of Directors addresses key matters such as acquisitions, long-term financial commitments, management structure, risk management, budget approval, compensation policy, corporate identity policy, guidelines, and policy statements. The Board of Directors approves the strategy of the Company and the annual financial plans developed by

Corporate Governance

the Executive Committee. With support of the AC, it reviews and approves the statutory financial statements of Adecco S.A. and the consolidated accounts of the Company. The Board of Directors also considers other matters of strategic importance to the Company. Subject to the powers reserved to the Board of Directors set out above, the Board of Directors has delegated the co-ordination of the day-to-day business operations of the Company to the members of the Executive Committee. The Executive Committee is responsible for the development and execution of the strategic and financial plans as approved by the Board of Directors. The CEO represents the overall interests of the Company vis-à-vis third parties.

3.7 Information and control instruments

The Board of Directors’ instruments of information and control vis-à-vis the Executive Committee and the business consist of the following main elements:

–  All members of the Board of Directors regularly receive information about current developments.

–  The members of the Executive Committee report to the Chairman of the Board of Directors on a regular basis. Extraordinary events are communicated immediately in writing.

–  Formal meetings of the Board of Directors and of the Board’s Committees including sessions with members of the Executive Committee.

–  Informal meetings and phone conferences between members of the Board of Directors and the CEO and CFO as well as with other members of the Executive Committee.

–  The Management Information System of the Company which includes (i) the monthly financial results including key performance indicators and (ii) a structured quarterly operational review of the major countries and business lines. Summarised consolidated monthly reports are distributed to each member of the Board of Directors; further details are provided to the members of the Board of Directors upon request.

–  The Group Internal Audit Department as established by the Board of Directors; the Head of Group Internal Audit reports to the Chairman of the Audit Committee; the responsibilities of Group Internal Audit are defined by the Audit Committee as part of their oversight function in coordination with the CEO and CFO. Group Internal Audit is concerned with controls that ensure effectiveness and efficiency of operations, reliability and integrity of financial and operating information, safeguarding of assets, compliance with laws and regulations (e.g. SOX), and contracts.

–  The Company has adopted and implemented a centrally coordinated, formalised and consistent approach to risk management. The responsibility for risk and risk mitigation is allocated to the entities, and is monitored by a Corporate Risk Owner.

–  External Audit: See item 8. “Auditors”.

4. Executive Committee
4.1 Members of the Executive Committee

The following table sets forth the name, year of birth, year of entry to the Company, nationality, professional education, and principal positions of those individuals who served as members of the Executive Committee of the Company as of January 1, 2007 and of those who have joined the Company until March 2007.

Dieter Scheiff (1952)

–  Chief Executive Officer since August 2006.

–  German nationality.

–  Graduated from the University of Applied Sciences (Fachhochschule) Aachen in Business Administration.

–  Previously with DIS, Mr. Scheiff served for five years, whereof four as CEO of the company. Between 1998 and 2001, Mr. Scheiff worked in senior positions with Johnson & Johnson Cordis becoming their Vice President Europe in 2001. Prior to 1998, Mr. Scheiff worked for 11 years with 3M assuming various sales and marketing roles.

Dominik de Daniel (1975)
– Chief Financial Officer since April 2006. – German nationality.
– Mr. de Daniel was a trainee as banker at Deutsche Bank AG before completing vocational studies in banking and business administration at the Bankakademie.

–  Mr. de Daniel held the function of CFO of DIS from 2002 until March 2006. Before joining DIS, Mr. de Daniel was a senior analyst at Deutsche Bank AG for temporary employment companies and consumer good manufacturers.

Corporate Governance

François Davy (1956)

–  General Manager France since January 2007.

–  French nationality.

–  Holds an Executive MBA from INSEAD, France, and a diploma in Food Engineering at ENITIAA, Nantes, France.

–  Sales and Marketing Director of the Mail Division of La Poste, France from 2005 to 2006. From 2000 to 2005, Vice President Mergers and Acquisitions, Vice President Global Accounts, Vice President for Southern Europe and Country Manager France of Motorola; from 1996 to 2000 Managing Director of Cadbury Schweppes France; from 1987 to 1996, at Danone Group, France; from 1978 to 1987, at Bel Group, France.

Ray Roe (1945), until February 28, 2007 – General Manager USA & Canada. – U.S. nationality.

–  Bachelor of Science degree from the United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, USA.

–  From 2002 until January 2005, President of the Ajilon Professional division. In January 2004, appointed as Chief Operating Officer of the Company’s North American operations (Zone Manager North America), then comprising the Adecco Staffing, Ajilon Professional, and LHH Career Services divisions. From 1998 to 2002, Chief Operating Officer, Adecco Asia Pacific. From 1996 to 1998, Chief Operating Officer of LHH Career Services division. From 1993 to 1995, various executive functions in the USA LHH Career Services division.

–  Mr. Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years. He is a Board member of JAG – Jobs for America’s Graduates.

René Schuster (1961)

–  General Manager UK & Ireland since October 2006.

–  U.S. and German nationality.

–  Holds a Master and Bachelor degree in Electrical Engineering from San Diego State University, USA, and holds a Master degree in Business Administration from the University of La Verne, USA.

–  From April 2005 to October 2006, Global Director of the enterprise business at Vodafone Group, Senior Vice President and General Manager of Hewlett-Packard from January 1999 to January 2004, and Chief Executive of Compaq U.K. and Ireland.

Theron I (Tig) Gilliam Jr (1964)

–  Country Manager, Adecco USA & Canada, since March 2007.

–  U.S. nationality.

–  Mr. Gilliam holds an MBA from Columbia University, USA, and an MS in Systems Engineering from the University of Virginia’s School of Engineering and Applied Sciences, USA.

–  He joined the Adecco Group in March 2007 as Country Manager of the USA & Canada. Prior to this, Global Supply Chain Management Leader and Consumer Products Industry Leader for Global Business Services at IBM. Before 2002, Partner with Price Waterhouse and PricewaterhouseCoopers Consulting for 15 years.

Jean-Manuel Bullukian (1964)

–  Head of Global Business Line Adecco Engineering & Technical and Head of Global Business Line Adecco Information Technology since January 2006. Chief Information Officer January to December 2006.

–  President and Chief Operating Officer of the Ajilon Professional division January to December 2005.

–  French nationality.

–  Holds a Master degree in Business Administration from ESSEC, France.

–  From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Corporate Governance

Jim Fredholm (1952), until January 31, 2007

–  Head of Global Business Line Adecco Finance & Legal since January 2006.

–  Chief Financial Officer of the Company from June 2004 to March 2006.

–  U.S. nationality.

–  Graduated from the University of Texas in the USA with a Bachelor of Business Administration in Accounting and Finance. U.S. Certified Public Accountant (CPA) since 1981.

–  Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Programme, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K., and the USA.

Ekkehard Kuppel (1962)

–  Head of Global Business Line Adecco Human Capital Solutions since January 2006.

–  President and Chief Operating Officer of LHH Career Services division from February to December 2005.

–  German nationality.

–  Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Master in Engineering (University of Karlsruhe).

–  From 2002 to 2004, Managing Director KJ Jacobs AG, Zurich (now Jacobs Holding AG); from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Thomas Flatt (1967), until March 31, 2007

–  Chief Human Resources Officer since October 2004 and Head of Global Business Line Adecco Medical & Science since January 2006.

–  Swiss nationality.

–  Graduated in Medicine at University of Basel (Switzerland), Doctorate in medical computer sciences, MBA from INSEAD (Fontainebleau, France).

–  Resident in surgery department in two Swiss hospitals 1991 to 1995; Project Manager at the Boston Consulting Group 1995 to 2000; various senior management positions with Swisscom, member of Group Executive Committee 2000 to 2003.

–  Currently member of the board of directors of Abraxas AG, Switzerland, President of Swiss ICT (Swiss IT association).

Jan-Pieter Gommers (1966)

–  Head of Global Business Line Adecco Sales, Marketing & Events since January 2006.

–  Dutch nationality.

–  Has a certified diploma in Marketing from the Dutch Institute of Marketing and in Communication.

–  From 1988 to 1997, with 3M in various marketing functions.

–  From 1997 to 2000, Randstad Work Solutions: Responsible for marketing and business development of the professional business division Europe. From 2000 to 2004, acting as an independent consultant. With Adecco since 2004 as sales and marketing director for Adecco Netherlands.

François-Xavier Quilici (1962)

–  Group Chief Information Officer since January 2007.

–  French nationality.

–  Holds a Masters degree in Financial Planning (IAE) and a Bachelor degree in Engineering: National School of Applied Engineering Sciences (INSA Lyon, France).

–  Mr. Quilici worked with AXA for 15 years: From 2002 to 2006, Group Chief Information Officer and member of the Executive Committee at AXA U.K. & Ireland; from 1998 to 2001 CIO and Executive Committee member at AXA Seguros (Spain); from 1996 to 1997 Vice President Information Systems Strategy at AXA GITO (France); from 1992 to 1995, CIO at AXA Assicurazioni (Italy). Senior Consultant from 1990 to 1991 at CPC Consulting in France; Project Manager at PRO BTP from 1986 to 1990.

Corporate Governance

Gonzalo Fernández-Castro (1973)

–  Chief Marketing & Business Development Officer since January 2006.

–  Chief Marketing Officer from March to December 2005.

–  Chief of Staff from July 2004 to March 2005.

–  Argentinean nationality.

–  MBA Harvard Business School, USA; Industrial Engineer Institute of Technology, Buenos Aires, Argentina.

–  Previously with KJ Jacobs AG (now Jacobs Holding AG), Zurich, Switzerland, as Investment Manager overseeing their equity participation in Adecco from 2002 to 2004.

–  Founding partner of LID Group (Venture Capital) in Argentina and Brazil from 1999 to 2001, and consultant at McKinsey & Company from 1997 to 1999.

Neil Lebovits (1963)

–  Head Global Business Line Finance & Legal since February 2007.

–  U.S. nationality.

–  Bachelor of Science (Accounting) Penn State University, USA, Graduate Stanford Executive Program 2006, USA.

–  U.S. Certified Public Accountant (CPA).

–  President and Chief Operating Officer of Ajilon Professional Staffing in North America from 2001 to February 2007. Ajilon Branch Vice President from 1991 to 2001. He started his career as an auditor with Ernst & Young.

Christian Vasino (1972)

–  Chief HR Officer since April 2007.

–  Italian nationality.

–  Holds a degree in law of the University Turin (Italy) and commenced his career as a lawyer.

–  Mr. Vasino joined Adecco in December 2003 as Director of Human Resources Adecco Italy. In May 2005, he became Vice President Human Resources of the Adecco Group.

–  From 2001 to 2003, Director of Human Resources Irisbus Italy (IVECO Group), from 1998 to 2001, various management functions in Human Resources.

As per end of December 2006, the Executive Committee of the Company consisted of the following individuals: Dieter Scheiff, Dominik de Daniel, Jean-Manuel Bullukian, Jim Fredholm, Ekkehard Kuppel, Thomas Flatt, Jan-Pieter Gommers, Gonzalo Fernández-Castro, Ray Roe, René Schuster, and Gilles Quinnez.

4.2 Other activities and vested interests

Except those described above in 4.1 “Members of the Executive Committee”, no further permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of the Executive Committee of Adecco S.A.

4.3 Management contracts
There are no significant management contracts between the Company and external providers of services.

5. Compensation, shareholdings, and loans 5.1 The Company’s compensation philosophy

The Company’s compensation philosophy seeks to recognise and reward performance. Taking into consideration both individual and business unit contributions, the programmes are designed to attract, retain, motivate, and reward employees in order to achieve the Company’s financial and strategic objectives and also to ensure that the total compensation opportunity is internally equitable and externally competitive.

The compensation of the employees of the Company is authorised by the responsible members of the Executive Committee.
A few country managers who are not part of the Executive Committee participate in the short-and long-term incentives of the Executive Committee.
The compensation of the Executive Committee is authorised by the full Board of Directors, after recommendation by the NCC.

Corporate Governance

The Company’s compensation programme for the Executive Committee (and certain country managers and members of the Board of Directors) includes the following five key components:

–  base salary

–  short-term incentives (yearly Economic Value Added growth bonus plan and yearly share-linked bonus plan)

–  long-term incentive (loyalty bonus plan)

–  social charges, usual pension plan contributions, and fringe benefits

–  transitional arrangements (special conditions for assignments abroad)

No options under the Adecco and Olsten stock option plans or shares were granted to the Executive Committee in 2006 and no special pension arrangement/contributions have been made to members of the Executive Committee.
Base salary: The annual base salary represents payment for normal job performance and is determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary that is in line with the market.
Short-term incentive: Annual bonuses are an integral part of the target compensation and are based on quantitative and qualitative objectives. The current plans reward yearly growth of Economic Value Added and share price appreciation.

–  The yearly Economic Value Added growth bonus plan requires a growth of either the Company, the relevant Business Line, or country (for 2006: The Company or country only), applying a progressive payout curve. The bonus is calculated by multiplying the yearly growth in percentage by a factor of 2 (for economic profit growth below 15%, this is applicable only to the Group CEO and CFO) or 3 (for a growth from 15% to 29.99% growth) or a factor 4 (growth of 30% and more) multiplying the bonus base amount times an adjustment factor related to compliance. The yearly bonus is paid at the beginning of the following fiscal year.

–  The yearly share-linked bonus plan rewards the annual share price appreciation against a pre-defined basis over three years (baseline for the 2006–2008 plan is CHF 60). The payout curve is progressive. The actual bonus is calculated by multiplying the bonus base amount times the share price growth against the share price baseline by a factor of 1 (to 10% growth), 2 (from 10% to 19.99% growth), 3 (from 20% to 29.99% growth) or 4 (growth of 30% and more). The yearly bonus is paid at the beginning of the following fiscal year.

Long-term incentive: The objective of long-term incentive programmes is to promote loyalty and reward excellence over a defined period. If the respective member of the Executive Committee remains (neither the Company nor respective member having given notice; in the case of fixed-term contracts, no breach of contract by the employee having occurred) with the Company on December 31 of the third year after enrolment into the plan the participant is entitled to receive an amount equal to the sum of all bonus payments received during the past three years under the yearly Economic Value Added growth bonus plan and the yearly share-linked bonus plan.
Social charges, pension plan contributions, and fringe benefits: Payments and contributions are based on local regulations, market conditions, and the practices of the industry.
In previous years, a stock option based plan was utilised. The last stock option grant occurred in 2004. All stock options granted will remain outstanding until the earlier of exercise or expiry.
For details of the DIS stock option plan, see item 2.7 “Convertible notes and options”.
In order to maintain its competitive positioning, the Company reviews market conditions on a continuing basis. Compensation is dependent on outside influences including geographic location, industry, competition, and general business climate. Therefore the Company’s country organisations conduct annual local salary surveys and review country-specific economic data to determine their merit increase guidelines.

Corporate Governance

5.2 Compensation and shareholding of acting members of governing bodies (Board of Directors and Executive Committee)

The total of all compensation conferred during the fiscal year 2006 to the Executive Committee amounted to EUR 18.6 million. This amount includes honorariums (fees), salaries, credits, bonuses, and benefits in kind (according to market value at time of conferral). The amount conferred to the members of the Board of Directors amounted to EUR 5.0 million.

Bonus payments due in 2007 for the fiscal year 2006 or due in 2009, respectively, are included and have been calculated based on an estimate of the actual targets achieved. Not included are bonus payments due for 2005 but made during 2006.

Individual compensation and shareholding are presented in the table below:

In EUR (except shares) Name and position	Compensation period in 2006	Base salary	Yearly bonus	Loyalty bonus[1]		Other		Total conferred	Shareholding as of 31.12.2006

Members of the Board of Directors
Klaus J. Jacobs Chairman Chairman & CEO	since Aug. 2006 until July 2006							–	7,100,000	[2]

Jürgen Dormann Vice Chairman	since Jan. 2006	508,736	1,154,587	1,154,587	[3]			2,817,910	6,801

Jakob Baer	since Jan. 2006	286,164						286,164	2,501

Andreas Jacobs	since May 2006	111,286						111,286	1	[4]

Philippe Marcel	since Jan. 2006	394,395				8,152		402,547	136,950	[5]

Francis Mer	since Jan. 2006	286,164						286,164	1

Thomas O’Neill	since Jan. 2006	190,776						190,776	2,001

David Prince	since Jan. 2006	190,776				439,014	[6]	629,790	1

Peter V. Ueberroth	since Jan. 2006	286,164						286,164	1

Philippe Foriel-Destezet Board member	until May 2006							–	–	[7]

1	Bonuses conferred and accrued for 2006 under the loyalty bonus plan, payable in 2009, subject to continued function with the Adecco Group throughout December 31, 2008.
2	Shares are included in the total shares held by a group to which Klaus J. Jacobs is a member. Further see item 1.2 “Significant shareholders”.
3	Payable after December 31, 2008, subject to Mr. Dormann being a Board member at that point in time.
4	See item 1.2 “Significant shareholders” regarding shares held by a group to which Andreas Jacobs is a member.
5	Of which 79,080 were held by members of Philippe Marcel’s family and 15,420 were held by an investment company to which Philippe Marcel has a 50% ownership and parties related to Philippe Marcel participate as well.
6	Consultancy honorarium.
7	Further see item 1.2 “Significant shareholders” regarding shares held by Akila Finance S.A., Luxembourg, which is controlled by Philippe Foriel-Destezet.

Corporate Governance

In EUR (except shares) Name and position	Compensation period in 2006		Base salary	Yearly bonus	Loyalty bonus[1]	Other	Total conferred	Shareholding as of 31.12.2006

Members of the Executive Committee
Dieter Scheiff CEO[2]	since Aug. 2006	[3]	412,897	2,269,667	2,269,6674		4,952,231	–

Dominik de Daniel CFO[2]	since Apr. 20065		375,829	1,234,833	1,134,8334		2,745,495	3,000

Jim Fredholm Head Finance & Legal Business Line	since Jan. 2006		464,222	794,383		16,531	1,275,136	111

Jean-Manuel Bullukian Chief Information Officer, Head Engineering & Technical Business Line, Head Information Technology Business Line	since Jan. 2006		366,290	794,383	794,383	10,812	1,965,868	–

Thomas Flatt Chief Human Resources Officer, Head Medical & Science Business Line	since Jan. 2006		316,688	794,383		12,973	1,124,044	–

Jan-Pieter Gommers Head of Sales, Marketing & Events Business Line	since Jan. 2006		199,361	813,588	794,383	59,198	1,866,530	–

Ekkehard Kuppel Head Human Capital Solutions Business Line	since Jan. 20066		337,038	794,383	794,3834	76,642	2,002,446	–

Gonzalo Fernández-Castro Chief Marketing & Business Development Officer	since Jan. 2006		217,485	794,383	794,383	12,973	1,819,224	–

Gilles Quinnez[2,7]	until Dec. 2006		80,000	162,895		8,871	251,766	2,375

Ray Roe[2,7,8]			104,949	237,930		28,868	371,747	50

René Schuster[7,9]			125,000	100,000		24,238	249,238	–

1	Bonuses conferred and accrued for 2006 under the loyalty bonus plan, payable in 2009, subject to continued function with the Adecco Group throughout December 31, 2008.
2	Compensation received in the fiscal year 2006 for activities as member of the Executive Committee only, i.e. excluding compensation received in relation to other positions prior to or after such activity as member of the Executive Committee.
3	Fixed term contract ending on June 30, 2011.
4	Payable after December 31, 2008, subject to no breach of employment contract by employee up to this point in time.
5	Fixed term contract ending on December 31, 2010.
6	Fixed term contract ending on December 31, 2008.
7	Member of the Executive Committee since October 2006.
8	Severance payment of USD 1 million (approx. EUR 0.8 million) due in case of termination of the employment contract.
9	Severance payment of EUR 1 million due in case of termination of the employment contract by employer.

Corporate Governance

5.3 Compensation of former members of governing bodies (Board of Directors and Executive Committee)

In 2006, compensation payments in the total amount of EUR 5.5 million were made to four former executive members of governing bodies. No compensation payments were made to former non-executive members of governing bodies.

5.4 Shares allocated
In 2006, no Adecco S.A. shares were allocated to members of governing bodies.

5.5 Share ownerships

For the individual share ownerships of the Executive Committee and the Board of Directors, see the table under item 5.2 “Compensation and shareholding of acting members of governing bodies” and item 1.2 “Significant shareholders”. As per December 31, 2006, the members of the Board of Directors, including parties closely linked, owned 55,052,437 shares. As per December 31, 2006, the members of the Executive Committee including parties closely linked, owned 5,536 shares. The members of the Board of Directors and the Executive Committee are required to disclose to the Company direct or indirect purchases and sales of equity related securities. Such transactions are published on the website of the Company (see: http://www.adecco.com), of the French Autorité des Marchés Financiers, AMF (see:http://www.amf-france.org) and SWX Swiss Stock Exchange (see: http://www.swx.com).

5.6 Stock options held

Stock options granted since the merger of Adia and Ecco in 1996 to, exercised by, lapsed from, and held by the members of the Board of Directors and of the Executive Committee in office as of December 31, 2006, are presented in the table below (no stock options were granted in 2006, 2005, and 2004):

Year of grant	Last year of expiry	Strike price (CHF)	Granted	Exercised	Lapsed	Held	Held by Philippe Marcel	Held by Gilles Quinnez	Held by Ray Roe

Adecco and Olsten stock option plans
1997	2006	43.00	32,500	(32,500)
1998	2007/2008	53.30	326,000	(231,000)		95,000	70,000		25,000
1998	2007	66.70	10,000	(10,000)
1999	2007/2008	102.20	274,000		(180,934)	93,066	47,933	11,800	33,333
2000	2009	108.00	22,700		(9,080)	13,620		13,620
2001	2009/2010	85.27	330,000	(10,000)	(10,000)	310,000	250,000	40,000	20,000
2002	2009	88.20	100,000			100,000			100,000
2002	2010	60.00	185,000			185,000		120,000	65,000
2003	2011	60.00	100,000			100,000	100,000
Total			1,380,200	(283,500)	(200,014)	896,686	467,933	185,420	243,333

One option entitles the holder to purchase one Adecco S.A. share under the conditions as outlined in the respective plan.
Options shown as “held” in the table above are included as part of the total options outstanding presented in the table appearing in section 2.7 “Convertible notes and options”.

Corporate Governance

Year of grant	Last year of expiry	Initial strike price (in EUR)	Granted	Exercised	Lapsed	Held	Held by Dieter Scheiff	Held by Dominik de Daniel

DIS stock option plan
2002	2007	27.94	29,600	(600)		29,000	14,800	14,200
2003	2008	10.52	29,600	(9,860)		19,740	9,870	9,870
2004	2009	20.02	39,600			39,600	19,800	19,800
2005	2010	32.08	39,600			39,600	19,800	19,800
2006	2011	65.76	36,900			36,900	18,450	18,450
Total			175,300	(10,460)	–	164,840	82,720	82,120

One option entitles the holder to purchase one DIS share under the conditions as outlined in the DIS plan.

The other members of the Board of Directors or of the Executive Committee have not been granted and did not hold stock options during 2006 or as of December 31, 2006, respectively. For additional information on stock options, see item 2.7 “Convertible notes and options”.

5.7 Additional fees and remunerations
David Prince, a member of the Board of Directors, has received consultancy honorariums in the amount of approximately EUR 0.4 million for services performed in 2006.

No additional fees (including consultancy honorariums, other contracts/agreements) or other remuneration for services performed during 2006 were conferred by the Company to other members of the Board of Directors and closely linked parties or to members of the Executive Committee and closely linked parties.

5.8 Loans granted to governing bodies (Board of Directors, Executive Committee, closely linked parties)

The Company, as of December 31, 2006, has no guarantees or loans outstanding or advances or credits granted to members of the Board of Directors or to members of the Executive Committee, including parties closely linked to such persons.

5.9 Highest total sum of compensation and stock option allotments conferred to a member of the Board of Directors during 2006

The highest total sum of compensation conferred to a member of the Board of Directors during 2006 amounted to EUR 2.8 million. Neither shares nor stock options were allotted to members of the Board of Directors during 2006.

Corporate Governance

6. Shareholders’ rights
See also the Articles of Incorporation (Internet: www.aoi.adecco.com).

Information rights

Swiss law allows any shareholder to obtain information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of Adecco S.A., including business secrets, are at stake and the information requested is required for the exercise of shareholders’ rights. Shareholders may only obtain access to the books and records of Adecco S.A. if authorised by the Board of Directors or the General Meeting of Shareholders. Should Adecco S.A. refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholders’ inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, Adecco S.A. or any shareholder may within 30 days ask the court of competent jurisdiction at Adecco S.A.’s registered office to appoint a special commissioner. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition the court of competent jurisdiction to appoint a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with Adecco S.A.’s Articles of Incorporation. The costs of the investigation are generally allocated to Adecco S.A. and only in exceptional cases to the petitioner(s).

Dividend payment
Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves until such reserves cover 20% of Adecco S.A.’s nominal paid-in share capital (Art. 671 sec. 1, Swiss Code of Obligations). Any remaining net profits may be distributed as dividends, pursuant to a shareholders’ resolution. A claim for payment of dividends declared is time-barred after a period of five years.

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of Adecco S.A.’s Board of Directors and the approval of the holders of Adecco S.A. shares at the General Meeting of Shareholders. The method for determining the amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves is fixed in accordance with Swiss law.

Liquidation and dissolution
The Articles of Incorporation do not limit Adecco S.A.’s duration.
Adecco S.A. may be dissolved and liquidated at any time by a resolution of a General Meeting of Shareholders taken by at least two-thirds of the votes allocated to all issued shares (Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to the holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

Corporate Governance

Further capital calls by Adecco S.A.
Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to Adecco S.A.

Pre-emptive rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe to any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s Articles of Incorporation (Internet: www.aoi.adecco.com).

6.1 Voting rights and representation restrictions
For further details see item 2.6 “Limitations on registration, nominee registration, and transferability”.

Pursuant to the Articles of Incorporation, a shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy, or (v) a depository (Art. 17 sec. 2 of the Articles of Incorporation). At a General Meeting of Shareholders, votes are taken by poll.

6.2 Legal and statutory quorums

There is no provision either in the Articles of Incorporation or under Swiss law requiring a quorum to be present for a General Meeting of Shareholders except for the one according to Art. 27 of the Articles of Incorporation and those implemented in the new Merger Act. The General Meeting shall constitute a quorum regardless of the number of shareholders present and regardless of the number of shares represented (Art. 18 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Holders of an absolute majority of Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, based on the Articles of Incorporation, in order to adopt resolutions regarding:

–  changes to Adecco S.A.’s corporate purposes;

–  the creation of shares with privileged voting rights;

–  restrictions on the transferability of registered shares;

–  an authorised or conditional increase in Adecco S.A.’s equity capital;

–  an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

–  restriction or elimination of subscription rights;

–  relocation of Adecco S.A.’s domicile; or

–  dissolution of Adecco S.A. without liquidation.

Holders of at least two-thirds of the votes represented and the absolute majority of the par value of Adecco S.A. shares represented at such General Meeting must vote in favour of such resolutions.

There are no quorums in Adecco S.A.’s Articles of Incorporation which require a greater majority than that set out by applicable law with the following exceptions: (a) the quorum for a dissolution of Adecco S.A. without liquidation in case of a simplified merger based on the Merger Act and (b) at least a two-thirds majority of the votes allocated to all issued shares is required for the adoption of a resolution concerning the dissolution of Adecco S.A. (see Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com).

In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the Annual Report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

Corporate Governance

6.3 Convocation of the General Meeting of Shareholders

Notice of a General Meeting of Shareholders must be provided to the shareholders by publishing a notice of such meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a General Meeting be called or asked for items to be put on the agenda. Admission to the General Meeting is granted to any shareholder registered in Adecco S.A.’s share register at a certain date, which will be published together with the invitation to the General Meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”).

6.4 Agenda

Under Swiss corporate law, an ordinary General Meeting of Shareholders shall be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.

The Swiss Code of Obligations is applicable to the right to request that a specific item be put on the agenda of a General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting.

6.5 Registration in the share register

Shareholders will be registered in the share register of Adecco S.A. until the date defined in the invitation to a General Meeting of Shareholders to be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”). Only shareholders who hold shares registered in the share register, or their representatives, are entitled to vote. There are no specific rules regarding the granting of exemptions from the above deadline.

7. Changes of control and defence measures 7.1 Duty to make an offer

The Articles of Incorporation of Adecco S.A. do not contain opting-up or opting-out clauses in the sense of Art. 22 and 32 Federal Act on Stock Exchanges and Securities Trading (“SESTA”). Therefore, pursuant to the applicable provisions of the SESTA, if any person acquires shares of Adecco S.A., whether directly or indirectly or acting together with another person, which, added to the shares already owned, exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings or if an exemption is granted.

Adecco S.A.’s Articles of Incorporation do not contain any provisions other than those mentioned in this report (see item 2.6 “Limitations on registration, nominee registration, and transferability”) that would have an effect of delaying, deferring, or preventing a change in control of Adecco S.A.

7.2 Change of control clause

There are no changes of control clauses in favour of members of the Board of Directors or members of the Executive Committee in place. However, Dieter Scheiff, Dominik de Daniel, and Ekkehard Kuppel as members of the Executive Committee have employment contracts with a fixed term ending at the dates indicated in the Members of Executive Committee section within item 5.2 “Compensation and shareholding of acting members of governing bodies”, footnotes 3, 5, and 6. Four further members of the Executive Committee are promised severance payments in case of termination of their employment contract (see item 5.2 mentioned above, footnotes 8 and 9 regarding Ray Roe and René Schuster; Tig Gilliam and François Davy who joined the Executive Committee in 2007 are promised USD 1 million (approx. EUR 0.8 million) and EUR 1.5 million respectively in case of termination of their employment contract by the employer).

Corporate Governance

8. Auditors

The Annual General Meeting of Shareholders of Adecco S.A. elects the statutory auditor and the group auditor each year. On May 23, 2006, the General Meeting of Shareholders elected Ernst & Young AG, Zurich, as statutory auditor and group auditor of the Company for 2006.

Ernst & Young AG has served as statutory auditor and group auditor (“Independent Auditors”) since 2002, and its lead auditor, Jan Birgerson, has been coordinating the audit of Adecco S.A.’s statutory financial statements and the Company’s consolidated financial statements since 2004.

The total fee for the group audit of the Company and for the statutory audits of the Company’s subsidiaries for the fiscal year 2006 amounted to EUR 12.2 million.

For the fiscal year 2006, additional fees of EUR 1.2 million were charged for audit-related services such as consultation on accounting issues and Sarbanes-Oxley compliance. Fees for tax services and other services were not significant.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors.
In this capacity, the Audit Committee discusses together with the Independent Auditors, the conformity of the Company’s financial statements with U.S. generally accepted accounting principles.

The Audit Committee regularly meets with the Independent Auditors, at least four times a year, to discuss the results of their examinations, and the overall quality of the Company’s financial reporting. During 2006, the Audit Committee met with the Independent Auditors 14 times. The Independent Auditors regularly have private sessions with the Audit Committee, without members of the Executive Committee present.

The Audit Committee assessed with the Company’s Independent Auditors the overall scope and plans for the 2006 audit of the Company. The Independent Auditors are responsible for expressing an opinion on the conformity of those financial statements in accordance with U.S. generally accepted accounting principles. Further, the Independent Auditors are required, under the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), to discuss, based on written reports, with the Audit Committee their judgements as to the quality, not just the acceptability, of the Company’s accounting principles and other related matters.

The Audit Committee oversees the work of the Independent Auditors and it reviews, at least annually, their qualification, performance and independence. It discussed with the Independent Auditors the auditor’s independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and monitors the audit partner rotation (service of the coordinating partner and of the independent review partner is limited to five years; and the service of the other partners to seven years). The Audit Committee considered the compatibility of non-audit services with the auditors’ independence and pre- approved all audit and non-audit services provided by the Independent Auditors. Services may include audit-related services, tax services and other services.

The Audit Committee proposes the Independent Auditors to the Board of Directors for election by the shareholders and is responsible for approving the audit fees. At the beginning of each year a proposal for fees for audit services is submitted by the Independent Auditors to and validated by the CFO before it is submitted to the Audit Committee for approval. Such proposal is mainly based on the analysis of existing reporting units and expected changes of the legal and operational structure during the year.

Corporate Governance

9. Information policy
Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2006 is planned to be held on May 8, 2007, at Beaulieu Lausanne Centre de Congrès et d’Expositions, in Lausanne, Switzerland. The venue details will be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting.

Adecco S.A. provides quarterly media releases on the Company’s consolidated and divisional results.
Further information

To order a free copy of this Annual Report and for further information, please refer to the contact addresses listed on the inside back cover of the Annual Report (Internet: http://contacts.adecco.com).

Adecco S.A. is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Adecco S.A. files an Annual Report on Form 20-F and furnishes other information to the U.S. Securities and Exchange Commission (“SEC”). Copies of the Company’s reports and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-SEC0330. The SEC maintains an internet site that contains other reports and other information regarding the Company and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Board of Directors

Jakob Baer	Philippe Marcel	Peter V. Ueberroth	Klaus J. Jacobs	Jürgen Dormann
Chairman of the	Member of the Board	Chairman of the	Chairman	Vice Chairman
Audit Committee	of Directors	Nomination
Member of the Corporate		and Compensation
Governance Committee		Committee

Thomas O’Neill	David Prince	Francis Mer	Andreas Jacobs
Member of the	Member of the	Chairman of the Corporate	Member of the
Audit Committee	Board of Directors	Governance Committee	Nomination
Member of the Corporate		Member of the	and Compensation
Governance Committee		Audit Committee	Committee
Member of the
Nomination
and Compensation
Committee

Content

Financial Review

Adecco Group

86	Operating and financial review and prospects

103	Selected financial information

104	Consolidated financial statements

109	Notes to consolidated financial statements

142	Report of the Group Auditors on the Consolidated Financial Statements

143	Report of Adecco Management on Internal Control over Financial Reporting

144	Report of the Group Auditors on Internal Control over Financial Reporting

Adecco S.A. (Holding Company)

146	Financial statements

148	Notes to financial statements

153	Report of the Statutory Auditors

154	Confirmation in Respect of Conditional Capital Increase

155	Major consolidated subsidiaries

Adecco Group – Operating and financial review and prospects	Financial Review

In millions, except share and per share information

1. Introduction

The information in this discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the notes thereto that are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are included elsewhere in this Annual Report and with the disclosure concerning forward-looking statements at the end of this section.

Statements throughout this discussion and analysis using the term “the Company” refer to the Adecco Group, which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

1.1 Business and industry background

The Company is the global leader in human resource services including temporary staffing and permanent placement, outsourcing, and career services consulting and outplacement. The Company’s network of over 6,700 branches and over 35,000 full-time equivalent employees in over 70 countries and territories at the end of 2006 connects over 700,000 associates with approximately 150,000 clients. Registered in Switzerland and managed by a multinational team with expertise in markets worldwide, the Company delivers a broad range of human resource services to meet the needs of small and large business clients as well as those of qualified associates.

The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. More liberal labour market laws, particularly for temporary staffing, are beneficial for the industry and have been a driver for greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle, which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle and the low visibility in the temporary staffing sector, forecasting demand for staffing and human resource services is difficult. Typically, customers are not able to provide much advance notice of changes in their staffing needs. Responding to the customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy, which it addresses through its diverse staffing and human resource services network.

Anticipating trends in demand is also important in managing our internal cost structure. This coupled with our ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.

1.2 Organisational structure

Since January 2006, the Company is organised in a geographic structure (which corresponds to the primary segments) complemented by newly introduced global business lines, through which the professional services are now marketed. The heads of the main geographic areas – consisting of France, USA & Canada, UK & Ireland, Japan, Italy, Iberia, Benelux, Nordics, Germany, Australia & New Zealand, Switzerland, and Emerging Markets – directly manage the Office and Industrial businesses, while co-leading together with the professional business line heads the professional business lines in the country. The professional business lines are Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events, and Adecco Human Capital Solutions. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. In 2005, the Company was managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.

1.3 Service lines

Revenues and gross profits derived from temporary staffing totalled 93% and 80% in 2006 of the respective consolidated totals compared to 94% and 81% in 2005, respectively. Temporary staffing billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly, or monthly basis. Certain other employer

Financial Review

payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit.

Revenues and gross profits derived from outsourcing, outplacement, consulting, and permanent placement services totalled 7% and 20% in 2006 of the respective consolidated totals compared to 6% and 19% in 2005, respectively. The terms of outsourcing, consulting, and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are generally recognised at the time the candidate begins full-time employment and an allowance is established, based on historical information, for any non-fulfillment of permanent placement obligations. Outplace-ment and permanent placement services provide significantly higher gross margins.

1.4 Key performance indicators

We monitor operational results through a number of additional key performance indicators beside revenues, gross profit, selling, general and administrative expenses, and operating income and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:

–  Business mix – the revenue split between temporary staffing, permanent placement, and other services.

–  Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels.

–  Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs.

–  Temporary hours sold – the volume of temporary staffing services sold.

–  Temporary associates – the number of temporary associates at work.

–  Permanent placements – the number of candidates placed in permanent job positions.

–  Average fee per placement – the average amount received for job placement services.

–  Days sales outstanding (“DSO”) – accounts receivable turnover.

–  Full time equivalent (“FTE”) employees – the number of full-time employees.

–  Branches – the number of locations from which the Company offers human resource services.

–  Economic Value Added – residual income after cost of capital.

1.5 Seasonality
Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for temporary staffing services historically has been lowest during the first quarter of the year.

1.6 Currency

The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2006, 53% of total revenues were generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2006, the average exchange rate for the U.S. dollar, British pound, and Norwegian krone, which comprised 17%, 9%, and 2% of total revenues, respectively, were unchanged, and the Japanese yen, Swiss franc, and Australian dollar, which comprised 7%, 2%, and 2% of total revenues, respectively, weakened against the Euro. In contrast, the average exchange rate for the Canadian dollar, which comprised 2% of total revenues, strengthened against the Euro. With the exception of the British pound, the year-end currency exchange rates for the main currencies used in translating the Company’s consolidated balance sheets, including the U.S. dollar, Japanese yen, Norwegian krone, Swiss franc, Australian dollar, and Canadian dollar weakened against the Euro.

2. Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measures discussed herein are net debt and constant currency comparisons, which are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Adecco Group – Operating and financial review and prospects In millions, except share and per share information	Financial Review

Net debt and constant currency comparisons should not be relied upon to the exclusion of U.S. GAAP financial measures, but rather reflect an additional measure of comparability and means of viewing aspects of the Company’s operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting our business.

Because net debt and constant currency comparisons are not standardised, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

2.1 Net debt

Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off balance sheet debt, to the extent there is any) less cash and cash equivalents and short-term investments.

The following table reconciles net debt to the most directly comparable financial measures calculated in accordance with U.S. GAAP:

In EUR	31.12.2006	31.12.2005

Net debt
Short-term debt and current maturities of long-term debt	38	550
Off balance sheet debt[1]
Long-term debt, less current maturities	1,406	722
Subtotal	1,444	1,272
Less:
Cash and cash equivalents	875	468
Short-term investments	13	380
Net debt	556	424

1	As of December 31, 2006 and December 31, 2005, respectively, there was no off balance sheet debt.

2.2 Constant currency

Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance.

Financial Review

3. Operating results 3.1 Overview

2006 saw a strengthening of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing liberalisations of temporary labour markets and enjoying favourable economic conditions experienced strong growth.

The Company’s strategic focus during 2006 was on value creation for shareholders. The Company concluded 2006 with the following financial highlights:

–  revenues grew 12% to EUR 20,417;

–  operating income increased 33% to EUR 816;

–  net income increased 35% to EUR 611;

–  return on capital employed (ROCE)1 improved 180 basis points (“bps”) to 20.3%.

During the first quarter of 2006, the Company made an important strategic acquisition of DIS Deutscher Industrie Service AG (“DIS”), in an effort to expand its professional staffing service offering, to gain market share in Germany, and to strengthen the management team. DIS is a leading German professional staffing provider.

1   Operating income minus income tax fixed at 30% divided by average invested capital. Invested capital is defined as assets minus liabilities excluding cash & cash equivalents, short-term investments and short-term and long-term debt.

3.2 Revenues

Revenues increased 12% to EUR 20,417 in 2006 or 9% when excluding acquisitions. This growth was driven primarily by a temporary staffing volume increase as temporary hours sold rose 9% to 1,274 million. During 2006, permanent placement, outsourcing, and consulting revenues grew at a significantly faster rate than outplacement revenues, reflecting the general economic upswing. Permanent placement revenues grew 34% to EUR 342.

Currency fluctuations had a minimal impact on 2006 revenues.

Geographical performance
The geographical breakdown of revenues is presented below:

	2006	2005	Variance %
In EUR			EUR	Constant Currency

Revenues
France	6,777	6,298	8	8
USA & Canada	3,660	3,614	1	1
UK & Ireland	1,876	1,570	19	19
Japan	1,432	1,407	2	8
Italy	1,156	1,051	10	10
Iberia	1,089	889	23	23
Benelux	958	857	12	12
Nordics	807	559	44	45
Germany	774	368	111	111
Australia & New Zealand	419	437	(4)	(2)
Switzerland	417	376	11	13
Emerging Markets	1,052	877	20	20

Adecco Group	20,417	18,303	12	12

France

France’s revenues rose 8% to EUR 6,777 in 2006. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 5%. Additionally temporary staffing services bill rates increased by 2%. In 2006, France accounted for 33% of the Company’s revenues.

Adecco Group – Operating and financial review and prospects In millions, except share and per share information	Financial Review

USA & Canada

Revenues in the USA & Canada increased by 1% to EUR 3,660 in 2006. Due to the focus on profitable clients and slower market demand, temporary hours sold fell by 4%. The drop in temporary hours sold was more than offset by an increase in bill rates of 5% reflecting an improved customer and skill mix. USA & Canada contributed 18% to the Company’s revenues in 2006.

UK & Ireland

UK & Ireland’s revenues grew 19% to EUR 1,876 in 2006 mainly driven by good demand in the Office & Industrial as well as the Information Technology business line. Temporary hours sold increased 9% and bill rates grew 6%. UK & Ireland generated 9% of the Company’s revenues in 2006.

Japan

In Japan, the solid economic environment led to a revenue growth of 2%, or 8% in constant currency, to EUR 1,432. Temporary hours sold and bill rates in constant currency increased 9% and 1%, respectively, whereas revenues in outsourcing services declined. In 2006, 7% of the Company’s revenues were generated in Japan.

Italy
In Italy, revenues grew 10% to EUR 1,156 in 2006 as temporary hours sold increased 7% and bill rates grew 3%. Italy accounted for 6% of the Company’s revenues in 2006.

Iberia

In Iberia, revenues grew 23% boosted by the acquisition of Humangroup in 2005 to EUR 1,089, reflecting a 10% growth in temporary hours sold and a 9% increase in bill rates. Excluding the acquisition, Iberia’s revenues increased 10%. In 2006, Iberia contributed 5% to the Company’s revenues.

Benelux

In the Benelux countries, revenues increased by 12% to EUR 958 in 2006 resulting from temporary hours sold and bill rates increases of 7% and 3%, respectively. The Benelux revenues in 2006 accounted for 5% of the Company’s revenues.

Nordics

Revenue growth in the Nordic countries was 44%, mainly due to an increase in temporary hours sold of 26% and a bill rate growth of 9%. Excluding the impact of acquisitions, revenues increased by 39%. A strong economic environment was the main driver behind this growth.

Germany

Boosted by the acquisition of DIS, Germany achieved strong revenue growth of 111% to EUR 774 in 2006, reflecting a 83% growth in temporary hours sold and a 13% increase in bill rates. The strong increase in the bill rates is caused by the acquisition of DIS which has higher bill rates compared to our other Germany business due to DIS’ focus on professional business. Excluding DIS, Germany’s revenues increased 30% as a result of generally higher acceptance levels of temporary staffing combined with an improved economy.

Australia & New Zealand
In Australia & New Zealand, revenues decreased 4%, or 2% in constant currency, to EUR 419 in 2006. Excluding acquisitions, Australia & New Zealand’s revenues decreased 6%.

Switzerland
In Switzerland, an increase in temporary hours sold of 13% led to an increase of revenues of 11%, or 13% in constant currency to EUR 417 in 2006.

Emerging Markets

In the Emerging Markets, the Company experienced revenue growth of 20% to EUR 1,052. Demand was particularly strong in Eastern Europe & Balkans, India & South Africa, and South East Asia. The Emerging Markets represented 5% of the Company’s revenues in 2006.

Financial Review

Business line performance
The business line breakdown of revenues is presented below:

	2006	2005	Variance %
In EUR			EUR	Constant Currency

Revenues
Office	4,788	4,436	8	9
Industrial	10,859	9,799	11	11
Total Office & Industrial	15,647	14,235	10	10

Information Technology	1,419	1,229	15	15
Engineering & Technical	921	772	19	19
Finance & Legal	487	405	20	20
Medical & Science	220	191	15	15
Sales, Marketing & Events	429	379	13	15
Human Capital Solutions	242	215	13	12
Total Professional Business Lines	3,718	3,191	17	16

Emerging Markets	1,052	877	20	20

Adecco Group	20,417	18,303	12	12

Office & Industrial
The Company’s Office & Industrial businesses grew 10% (9% when excluding acquisitions) to EUR 15.6 billion in 2006, which represents 77% of the Company’s revenues.

In the Office business, revenue additions were strong in the UK & Ireland and Japan. In the USA & Canada, revenues declined slightly as demand softened. Japan, the USA & Canada, and the UK & Ireland generated almost two-thirds of the business line’s revenues.

Revenue growth further accelerated in the Industrial business compared to 2005, which reflects the current favourable economic environment. There has been particularly good demand in France, Iberia, and Italy. Revenues declined slightly in the USA & Canada as demand softened. France accounted for approximately half of the revenues in the Industrial business.

Information Technology

In Information Technology, the Company increased revenues by 15% (13% when excluding acquisitions) compared to 2005, experiencing continued strong demand in the UK & Ireland, while revenues declined slightly in the USA & Canada. These two regions contributed about three quarters of the business line’s revenues.

Engineering & Technical

The Company’s Engineering & Technical business line grew revenues by 19% (6% when excluding acquisitions). Demand continued to be good in the UK & Ireland. In the USA & Canada revenues remained stable. Approximately 70% of the business line’s revenues were generated in the USA & Canada and UK & Ireland.

Finance & Legal

In Finance & Legal, the Company achieved revenue growth of 20% (14% when excluding acquisitions). Demand for finance and legal professionals continued to be strong in the USA & Canada. The USA & Canada were responsible for almost 60% of revenues in the business line Finance & Legal.

Medical & Science
Medical & Science grew revenues 15%, with the strongest revenue growth in the Nordics. France accounted for approximately half of the business line’s revenues.

Adecco Group –	Financial Review
Operating and financial review and prospects
In millions, except share and per share information

Sales, Marketing & Events

In Sales, Marketing & Events, the Company achieved revenue growth of 13% (15% in constant currency), or 7% when excluding the impact of acquisitions and currency. France, Iberia, and Japan were the main contributors to the business line’s revenues.

Human Capital Solutions

The Company’s Human Capital Solutions revenues grew by 13% (12% in constant currency) and declined 4% when excluding the impact of acquisitions and currency, reflecting the general weak conditions of the outplacement market. Almost 90% of the Human Capital Solutions business line revenues were generated in the USA & Canada and France.

3.3 Gross profit
Gross profit increased 15% to EUR 3,546 in 2006. Gross margin improved 50 bps to 17.4% versus 2005. The acquisition of DIS had a positive impact of 30 bps on this gross margin improvement.

The gross margin percentages by service line show that the temporary staffing gross margin of 15.0% increased by 30 bps from 2005 to 2006. In 2006, permanent placement activity contributed 140 bps to the Company’s gross margin, an increase of 20 bps compared to 2005. The contribution of outplacement to the Company’s gross margin remained stable at 70 bps.

The contributors to the Company’s gross margin by service line are as follows:

In %	2006	2005

Gross margin contributors by service line
– Temporary Staffing	15.0	14.7
– Permanent Placement	1.4	1.2
Temporary Staffing & Permanent Placement	16.4	15.9
Outplacement	0.7	0.7
Other	0.3	0.3
Adecco Group	17.4	16.9

3.4 Selling, general and administrative expenses

During 2006, the Company maintained its emphasis on cost control: Selling, general and administrative expenses (“SG&A”) increased 10% to EUR 2,718 in 2006, which was below revenue growth. SG&A decreased as a percentage of revenues by 20 bps (40 bps excluding acquisitions) to 13.3% in 2006 from 13.5% in 2005.

Compensation expense, which comprised 70% of total SG&A, increased to EUR 1,893 in 2006, or 15%. The increase was mainly due to the Company’s expansion of its branch network including acquisitions and the resulting increase in FTE employees as well as higher performance- related compensation. The average branches and the average FTE employees during 2006 increased 9% to 6,685 and 8% to 35,007, respectively. At year-end, the number of branches and FTE employees exceeded 6,700 and 35,000, respectively.

Financial Review

The following table shows the increase in the average FTE employees and the average branches by geographic areas:

	FTE employees			Branches
	2006	2005	% variance	2006	2005	% variance

Geographical breakdown (yearly average)
France	8,682	8,306	5	1,863	1,769	5
USA & Canada	6,476	6,403	1	1,304	1,238	5
UK & Ireland	3,366	3,306	2	581	550	6
Japan	2,497	2,219	12	156	150	4
Italy	2,060	1,977	4	501	474	6
Iberia	2,267	2,034	11	539	452	19
Benelux	1,837	1,703	8	422	368	15
Nordics	1,132	931	22	221	184	20
Germany	1,589	859	85	397	234	69
Australia & New Zealand	692	694		126	134	(6)
Switzerland	481	459	5	96	98	(2)
Emerging Markets	3,439	2,980	15	479	459	4
Corporate	489	571	(14)
Adecco Group	35,007	32,442	8	6,685	6,110	9

Marketing expenses were EUR 93 in 2006, unchanged compared to 2005. Bad debt expense increased by EUR 10 to EUR 22 in 2006.
3.5 Operating income
Operating income increased 33%, or 34% in constant currency, to EUR 816 in 2006. Operating income margin improved 60 bps to 4.0% in 2006 compared to 2005.
The geographical breakdown of operating income is presented in the following table:

	2006	2005	Variance %
In EUR			EUR	Constant Currency

Operating income
France	256	238	8	8
USA & Canada	154	137	11	13
UK & Ireland	63	56	12	11
Japan	85	65	30	38
Italy	72	53	37	37
Iberia	68	53	29	29
Benelux	43	31	40	40
Nordics	50	27	86	86
Germany	80	34	137	137
Australia & New Zealand	10	10		3
Switzerland	39	36	11	13
Emerging Markets	35	11	218	206

Total Operating Units	955	751	27	28
Corporate expenses	(127)	(134)
Amortisation of intangible assets	(12)	(3)

Adecco Group	816	614	33	34

Adecco Group –	Financial Review
Operating and financial review and prospects
In millions, except share and per share information

France

France’s operating income increased 8% to EUR 256 in 2006. Operating margin remained stable at 3.8% in 2006 compared to 2005. The acquisition of Altedia in 2005 as well as higher permanent placement revenues more than offset the gross margin decline in the temporary business. SG&A increased by 9% compared to 2005.

USA & Canada

The USA & Canada’s operating income grew by 11%, or 13% in constant currency, to EUR 154 in 2006. Strong demand for permanent placement services and an improved customer and skill mix resulted in higher gross margin and an operating margin improvement of 40 bps to 4.2% in 2006 compared to 2005. SG&A increased 5% in constant currency, while sales increased only 1% in constant currency, reflecting the higher portion of variable compensation expense in the permanent placement services.

UK & Ireland

The UK & Ireland’s operating income increased 12%, or 11% in constant currency, to EUR 63 in 2006. Changes in business and customer mix had a negative impact on gross margin, which were not fully offset by efficiency improvements. As a result, operating margin declined by 20 bps to 3.4% in 2006 compared to 2005.

Japan

Operating income for Japan showed a 30%, or 38% in constant currency, increase to EUR 85 in 2006 and operating margin improved 130 bps to 5.9% compared to 2005. The general shortage of candidates, combined with the still solid economic environment and good permanent placement revenues, led to improved gross margins.

Italy
In Italy, operating income grew 37% to EUR 72 in 2006 and operating margin improved 120 bps to 6.2% compared to 2005 mainly due to better cost management.
Iberia

Iberia achieved an operating income growth of 29% to EUR 68 in 2006. Operating margin increased by 30 bps to 6.2% in 2006 compared to 2005. Improved pricing in temporary services is the main reason behind this enhancement.

Benelux

In the Benelux countries, operating income increased by 40% to EUR 43 in 2006. Operating margin showed an improvement of 90 bps to 4.5% in 2006 compared to 2005, which is a result of improved gross margin and lower SG&A as a percentage of revenues.

Nordics

Operating income grew 86% to EUR 50 in 2006. Operating income margin improved 140 bps to 6.2% in 2006 compared to 2005. In addition to successful gross margin expansion, the Nordics benefited from operating leverage as SG&A as a percentage of revenues decreased.

Germany
Germany achieved strong operating income growth of 137% to EUR 80 in 2006 and an operating margin improvement of 110 bps to 10.3% compared to 2005, boosted by the acquisition of DIS.
Australia & New Zealand

In Australia & New Zealand, operating income remained unchanged at EUR 10 or increased 3% in constant currency in 2006 compared to 2005. Operating income margin improved 10 bps to 2.5% in 2006 compared to 2005.

Switzerland
In Switzerland, operating income increased 11%, or 13% in constant currency, to EUR 39 in 2006 compared to 2005, which represents an operating income margin of 9.4%.

Financial Review

Emerging Markets

In the Emerging Markets, the Company has experienced an increase in operating income of 218%, or 206% in constant currency, to EUR 35. Operating income margin improved from 1.3% in 2005 to 3.3% in 2006 mainly due to increased profitability in Latin & Central America.

3.6 Amortisation of intangible assets
Amortisation of intangible assets increased by EUR 9 to EUR 12 in 2006 compared to EUR 3 in 2005, mainly due to the acquisition of DIS.
3.7 Interest expense
Interest expense decreased by EUR 1 to EUR 51 in 2006 compared to EUR 52 in 2005.
3.8 Other income/(expenses), net

Other income/(expenses), net, which include interest income, foreign exchange gains and losses, and other non-operating income/(expenses), net, were income of EUR 20 in 2006 compared to income of EUR 43 in 2005. In the fourth quarter 2005, the Company realised a EUR 42 gain on the divestment of a minority holding in Professional Services Industries Holding, Inc. (“PSI”). Foreign exchange gain/(loss), net, amounted to a loss of EUR 4 in 2006 compared to a loss of EUR 14 in 2005. Interest income in 2006 was EUR 22 compared to EUR 16 in 2005.

3.9 Provision for income taxes

The provision for income taxes increased by EUR 18 to EUR 168 in 2006 compared to EUR 150 in 2005. The effective tax rate for the fiscal year 2006 was 21% compared with 25% in the prior year. In 2006, the main contributing factor to the decrease in the effective tax rate was a tax benefit related to the release of a valuation allowance on deferred tax assets in the U.S. in the amount of EUR 64. Excluding the effect of this release, the underlying tax rate for 2006 was approximately 29%. In 2005, the effective tax rate benefited from the favourable resolution of a number of prior years’ tax audits in the amount of EUR 32.

3.10 Net income

Net income for 2006 increased by 35% to EUR 611 compared to EUR 453 in 2005. Basic earnings per share (“EPS”) was EUR 3.28 for 2006 compared with EUR 2.43 for 2005. The release of the tax valuation allowance in the U.S. positively impacted 2006 basic EPS by EUR 0.34. The 2005 basic EPS was positively impacted by EUR 0.34 due to the gain on sale of a minority holding in PSI and the income tax benefit discussed above.

4. Outlook

The key drivers for our industry are global GDP trends in developed and emerging markets; increased demand for temporary labour generally but particularly across professional segments as skill shortages rise; and more favourable regulation. These indicators remain positive for the staffing services market in 2007.

Demand for more flexible staffing and human resource solutions is expected as the global economy improves. While it is anticipated that the cyclical nature of the temporary staffing markets will continue, we believe that usage of temporary general and speciality staffing services will increase. Demand for permanent placement is also expected to increase with the continued economic upturn. Outplacement services demand is expected to remain weak due to the counter-cyclical nature of this business. The trend towards more favourable regulation of labour markets is continuing.

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The Company therefore remains committed to its objective of revenue growth of at least 7–9% per annum on average for the coming years providing no material changes to the macroeconomic environment. At the same time management continues to be confident that the focus on value based management and professional and specialised business fields will allow the Company to continuously improve 2009 operating income margin to over 5% and ROCE to above 25%.

Adecco Group – Operating and financial review and prospects In millions, except share and per share information	Financial Review

5. Liquidity and capital resources

Liquidity is the ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing. Currently, cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, the existing multicurrency credit facility and, when necessary, the issuance of bonds.

The principal funding requirements of the Company’s business include financing working capital and capital expenditures. Capital expenditures mainly comprise the purchase of computer equipment, capitalised software, and cost of leasehold improvements.

Within the Company’s working capital, trade accounts receivable, net of allowance for doubtful accounts, comprises approximately 76% of total current assets. Accrued salaries and wages, payroll taxes and employee benefits and sales and value added taxes comprise 67% of total current liabilities. Working capital financing needs increase as business grows.

Management believes that the ability to generate cash from operations combined with additional capital resources available are sufficient to support the expansion of existing business activities and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt. For acquisitions, the Company may choose to utilise available cash resources or secure additional financing.

5.1 Analysis of cash flow statements

Cash and cash equivalents and short-term investments increased by a total of EUR 40 to EUR 888 at the end of 2006. The increase was mainly due to the generation of operating cash flows and the issuance of EUR 700 guaranteed notes, which were substantially offset by the repayment of debt, the cost of the DIS acquisition, payment of dividends, purchase of treasury shares, and capital expenditures.

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees, and other operating disbursements. Cash receipts are dependent on general business trends, foreign currency fluctuations, and cash collection trends measured by DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities. Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Also, the timing of cash disbursements differs significantly amongst the various countries.

The following table illustrates the cash from or used in operating, investing and financing activities:

In EUR	2006	2005

Summary of cash flows information
Net cash from operating activities of continuing operations	747	298
Net cash from/(used in) investing activities of continuing operations	(308)	(241)
Net cash from/(used in) financing activities of continuing operations	(13)	(478)

Cash flows from operating activities of continuing operations increased by EUR 449 to EUR 747 in 2006 compared to 2005. This increase is primarily attributable to higher net income as well as the increase in accounts payable and accrued expenses exceeding the increase in accounts receivable. DSO decreased to 59 days for the full year 2006 compared to 60 days for the full year 2005.

Cash flows used in investing activities of continuing operations increased by EUR 67 to EUR 308 in 2006 compared to 2005. The Company’s capital expenditures amounted to EUR 85 in 2006 and EUR 68 in 2005. In March 2006, the Company acquired approximately 84% of the outstanding common shares of DIS, a leading supplier of professional staffing services in Germany, for a total purchase price, net of cash acquired, of EUR 552. During 2005, the Company acquired 100% of the total Altedia shares outstanding through an 85% owned subsidiary, for

Financial Review

a total purchase price, net of cash acquired, of EUR 91, and 100% of Humangroup for a total purchase price, net of cash acquired, of EUR 57. During 2006, the Company’s net proceeds from short-term investments and available-for-sale securities amounted to EUR 358, whereas during 2005, the Company invested EUR 41, on a net basis.

Cash flows used in financing activities of continuing operations decreased by EUR 465 to EUR 13 in 2006 compared to 2005. The acquisition of DIS was originally financed with a bridge facility of EUR 408 and cash on hand. On April 25, 2006, as described in section 5.2 below, the Company issued EUR 500 fixed rate guaranteed notes and EUR 200 floating rate guaranteed notes. The proceeds were used to settle the bridge facility and for general purposes. During 2006 and 2005, the Company repaid EUR 517 and EUR 249 of long-term debt, respectively. Further, in 2006 and 2005, dividend payments to shareholders were EUR 120 and EUR 122, respectively. Proceeds from stock option exercises amounted to EUR 43 in 2006 and EUR 9 in 2005. In 2006, the Company acquired 2,455,000 treasury shares for a total consideration of EUR 123. In 2005, the Company acquired 1,500,070 treasury shares for a total of EUR 58.

5.2 Additional capital resources

As of December 31, 2006, the Company’s total capital resources amounted to EUR 4,092, comprising EUR 1,444 in debt and EUR 2,648 in equity, excluding treasury stock. Long-term debt was EUR 1,406 as of December 31, 2006 and EUR 722 as of December 31, 2005 and includes long-term notes and a convertible bond. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs and Euros and have maturity dates ranging from 2008 to 2013. During 2006, the Company increased its short- and long-term debt including foreign currency effect by EUR 172. The increase is due to the issuance of EUR 500 fixed rate guaranteed notes due April 25, 2013 and EUR 200 floating rate guaranteed notes due April 25, 2008. Interest is paid on the fixed rate notes annually in arrears at a fixed annual rate of 4.5% and on the floating rate notes quarterly in arrears at a rate determined by the three-month EURIBOR plus 23 basis points, which as of December 31, 2006 was 3.8%. The proceeds were used for the refinancing of the DIS acquisition and for general corporate purposes. The increase was partly offset by the repayment of the USD 200 Olsten guaranteed notes and the EUR 400 guaranteed notes in March 2006.

In addition, the Company maintains a multicurrency revolving credit facility issued by a syndicate of banks which permits borrowings up to a maximum of EUR 580. On March 17, 2006, the Company agreed with the syndicate of banks an extension of EUR 577 of the existing EUR 580 multicurrency revolving credit facility from March 2008 through March 2009. The five-year facility is available for general corporate purposes including cash drawings and letters of credit. The interest rate is based on LIBOR, or EURIBOR (for drawings denominated in Euro), plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. As of December 31, 2006 and December 31, 2005, there were no outstanding borrowings under the credit facility. As of December 31, 2006, the Company had EUR 440 available under the credit facility after utilising EUR 140 in the form of letters of credit.

Furthermore, as of December 31, 2006, the Company had lines of credit, excluding the multi-currency credit facility, amounting to EUR 353, of which EUR 38 was used.

Net debt increased by EUR 132 to EUR 556 as of December 31, 2006. This increase can mainly be attributed to the purchase of DIS combined with dividend payments, the purchase of treasury shares, and capital expenditures offset by operating cash flows of EUR 747. Net debt is defined as short-term and long-term debt, (and off balance sheet debt, to the extent there is any) less cash and cash equivalents and short-term investments. There was no off balance sheet debt as of December 31, 2006 and December 31, 2005. Net debt is reconciled to the most comparable financial measures calculated in accordance with U.S. GAAP on page 88.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2006, the Company was in compliance with all financial covenants.

For further details regarding financing arrangements see Note 8 to the consolidated financial statements.

Adecco Group – Operating and financial review and prospects	Financial Review

In millions, except share and per share information

The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. The Company’s policy is to invest excess funds primarily in investments with maturities of 12 months or less, and in money market and fixed income funds with sound credit ratings, limited market risk and high liquidity. The Company’s current cash and cash equivalents and short-term investments are invested primarily within Europe, with 20% invested in Switzerland and 66% invested in other European countries. In most cases, there are no restrictions on the transferability of these funds among entities within the Company. See Note 4 to the consolidated financial statements for a further discussion of short-term investments.

5.3 Contractual obligations
The Company’s contractual obligations are presented in the following table:

In EUR	Total	2007	2008	2009	2010	2011	Thereafter

Payments due by period
Short-term debt obligations	38	38
Long-term debt obligations	1,406		322				1,084	[1]
Interest on long-term debt obligations	247	38	34	23	23	23	106
Operating leases	548	155	119	96	73	52	53
Purchase and service contractual obligations	82	25	20	16	11	10
Total	2,321	256	495	135	107	85	1,243

1 Assumes that the put and call options are not exercised and that share conversion does not occur (refer to section “Guaranteed zero-coupon convertible bond” in Note 8 to the consolidated financial statements for further details).

Short-term debt obligations consist of bank overdrafts and borrowings outstanding under the lines of credit. Long-term debt obligations consist primarily of CHF 900 convertible debt and EUR 500 fixed rate notes, both due in 2013 as well as EUR 200 floating rate notes and EUR 122 guaranteed notes, both due in 2008. These debt instruments were issued in part for acquisitions, to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.

Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

As of December 31, 2006, the Company had future purchase and service contractual obligations of approximately EUR 82 over the next five years, primarily related to IT development and maintenance agreements, earn-out agreements related to acquisitions, marketing sponsorship agreements, equipment purchase agreements, and other vendor commitments.

5.4 Additional funding requirements
The Company plans to invest approximately EUR 100 in property, equipment, and leasehold improvements for existing operations including planned branch openings in 2007.

Further planned cash outflows include distribution of dividends for 2006 in the amount of CHF 1.20 per share to shareholders of record on the date of payment. The maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 184,836,462 and conditional shares of 20,029,143 is CHF 246. Payment of dividends is subject to approval by the Annual General Meeting of Shareholders.

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 822, including the letters of credit issued under the multicurrency revolving credit facility (EUR 140). The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S. If the Company is not able to obtain and maintain letters

Financial Review

of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

5.5 Off balance sheet arrangements
As of December 31, 2006 and December 31, 2005, there were no off balance sheet arrangements.

5.6 Income taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in different tax jurisdictions and covering multiple years. Ultimate outcomes of these audits could, in a future period, have a significant impact on cash flows.

Based upon currently available information, the Company is not able to determine if it is reasonably possible that the final outcome of tax audits will result in a materially different outcome than that assumed in its tax reserves.

5.7 Credit ratings
The Company’s most current credit rating from Moody’s is Baa2 with stable outlook and from Standard & Poor’s is BBB– with positive outlook. Both ratings are investment grade.

6. Financial risk management – Foreign currency and derivative financial instruments

The Company is exposed to market risk, primarily related to foreign exchange, interest rates, and equity market risk. Except for the equity market risk, these exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures in the absence of natural hedges.

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. Additional discussion of these interest rate swaps is located in Note 12 to the consolidated financial statements.

Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, the settlement of these contracts may result in significant cash inflows or cash outflows.

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the U.S., the U.K., Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments.

7. Controls and compliance

The Company is committed to maintaining the highest standards of ethical business conduct. The Company has a Chief Compliance Officer and Chief Human Resources Officer who oversee worldwide compliance practices and business ethics and report to the Board of Directors.

Management has completed its assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (exclusive of DIS which was acquired during 2006) and has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective as stated in the Report of Adecco Management on Internal Control over Financial Reporting included on page 143. Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by the Group Auditors whose report is included on page 144 of this Annual Report.

Adecco Group – Operating and financial review and prospects	Financial Review

In millions, except share and per share information

8. Critical accounting policies, judgements, and estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors and the Audit Committee. The Company’s significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

8.1 Accruals and provisions

Various accruals and provisions are recorded for sales and income taxes, payroll related taxes, pension and health liabilities, workers’ compensation, profit sharing, and other similar items taking into account local legal and industry requirements. The estimates used to establish accruals and provisions are based on historical experience, information from external professionals, including actuaries, and other facts and reasonable assumptions under the circumstances. If the historical data the Company uses to establish its accruals and provisions does not reflect the Company’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

On a routine basis, governmental agencies in some of the countries in which the Company operates will audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people employed, and the complexity of some payroll tax regulations, the Company may be required to make some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of direct costs of services or SG&A, as appropriate. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that actual experience differs from the estimates, the Company will increase or decrease the reserve balance.

The French government has instituted various social programmes, the adoption of which results in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. These provisions are adjusted periodically for the results of audits by local authorities and the expiration of statutes of limitations. Expenses are included in direct costs of services, as well as in SG&A.

In most states of the U.S., the Company is self-insured for workers’ compensation claims by temporary workers. The provision recognised is based on actuarial valuations which take into consideration historical claim experience and workers’ demographic and market components. Workers’ compensation expense is included in direct costs of services. Significant weakening of the U.S. market, changes in actuarial assumptions, increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers’ compensation premiums.

8.2 Allowance for doubtful accounts

The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. In the event that recent history and trends indicate that a smaller or larger allowance is appropriate, the Company would record a credit or charge to SG&A during the period in which such a determination was made. Since the Company cannot predict with certainty future changes in the financial stability of its customers, additional provisions for doubtful accounts may be needed and the future results of operations could be

Financial Review

materially affected. As of December 31, 2006 and December 31, 2005, the Company had recorded an allowance for doubtful accounts of EUR 122 and EUR 126, respectively. Bad debt expense of EUR 22 and EUR 12 was recorded in 2006 and 2005, respectively.

8.3 Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when management believes that the realisation is more unlikely than not. While management believes that its judgements and estimations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

In addition, significant judgement is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements. Although management believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different from amounts reflected in the income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.

Interim reporting for income taxes is based on an estimated annual tax rate. In determining this rate, management makes estimates about taxable income for each subsidiary within the Company and the tax rate in effect in each jurisdiction. In addition, discrete events are reported in the quarter in which they occur. To the extent these estimates change during the year, the actual results will differ from these estimates. In addition, should discrete events take place during a particular quarter, the estimated annual tax rate may change between quarterly periods and may differ from the actual tax rate for the year.

8.4 Impairment of goodwill and indefinite-lived intangibles

The carrying value of goodwill and indefinite-lived intangibles is reviewed annually for impairment at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of October 31. In interim periods, an impairment test will be performed in the instance that an event occurs or there is a change in circumstances which would indicate that the carrying value of goodwill or indefinite-lived intangibles may be impaired.

In step one of the goodwill impairment test, goodwill of the reporting units is tested for impairment by comparing the carrying value of each reporting unit with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a standalone basis. The fair value of the reporting unit’s assets and liabilities is then compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. In 2006 and 2005, no goodwill impairment loss was recognised.

Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income. In 2006 and 2005, no impairment loss for indefinite-lived intangible assets was recognised.

Determining the fair value of a reporting unit and, if necessary, its assets (including indefinite-lived intangible assets) and liabilities requires that the Company make certain estimates and judgements about assumptions which include expected revenue growth rates, profit margins,

Adecco Group – Operating and financial review and prospects In millions, except share and per share information	Financial Review

working capital levels, discount rates, and capital expenditures. Estimates and assumptions are based on historical and forecasted operational performance and consider external market and industry data.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to reorganisation of reporting units and the disposal of businesses could all result in an impairment of goodwill and indefinite-lived intangible assets.

8.5 Contingencies

In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.

As discussed in Note 17 to the consolidated financial statements, the Company is currently involved in various claims and legal proceedings, including securities class action lawsuits in the U.S. and an antitrust investigation in France. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and, if required, estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

9. Forward-looking statements

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of publication, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could affect the Company’s forward-looking statements include, among other things:

–  global GDP trends and the demand for temporary work;

–  changes in regulation of temporary work;

–  intense competition in the markets in which the Company competes;

–  changes in the Company’s ability to attract and retain qualified temporary personnel;

–  the resolution of the French anti-trust investigation and the resolution of the U.S. class action; and – any adverse developments in existing commercial relationships, disputes or legal and tax proceedings.

Please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

Adecco Group – Selected financial information In millions, except share and per share information

For the fiscal years (in EUR)[1]	2006	2005	2004	2003	2002

Statements of operations
Revenues	20,417	18,303	17,239	16,226	17,085
Operating income	816	614	530	509	454
Income from continuing operations	611	453	302	308	250
Income/(loss) from discontinued operations			30	(3)	(8)
Net income	611	453	332	305	242

As of (in EUR)	31.12.2006	31.12.2005	2.1.2005	28.12.2003	29.12.2002

Balance sheets
Cash and cash equivalents and short-term investments	888	848	1,203	968	209
Trade accounts receivable, net	3,846	3,659	3,149	2,947	2,899
Goodwill	1,882	1,434	1,196	1,241	1,421
Total assets	7,682	6,839	6,441	6,316	5,826

Short-term debt and current maturities of long-term debt	38	550	230	377	227
Accounts payable and accrued expenses	3,544	3,287	3,025	2,772	2,809
Long-term debt, less current maturities	1,406	722	1,272	1,479	1,334
Total liabilities	5,175	4,702	4,666	4,769	4,487
Total shareholders’ equity	2,466	2,117	1,773	1,547	1,339

For the fiscal years (in EUR)[1]	2006	2005	2004	2003	2002

Cash flows from continuing operations
Cash flows from operating activities	747	298	542	453	442
Cash flows from/(used in) investing activities	(308)	(241)	113	(432)	(181)
Cash flows from/(used in) financing activities	(13)	(478)	(407)	357	(407)

Other indicators
Capital expenditures, net	83	68	67	52	100

As of	31.12.2006	31.12.2005	2.1.2005	28.12.2003	29.12.2002

Other indicators
Net debt (in EUR)[2]	556	424	299	924	1,411
Additional statistics
Number of employees at end of year (approximate)	37,000	35,000	30,000	28,000	29,000

1	For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively. In 2003 and 2002, the Company’s fiscal year contained 52 weeks ending December 28, 2003 and December 29, 2002, respectively.
2	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt, and off balance sheet debt of EUR 36 and EUR 59 as of December 28, 2003 and December 29, 2002, respectively, relating to the securitisation of receivables, less cash and cash equivalents and short-term investments. There was no off balance sheet debt at the end of 2006, 2005, and 2004. For a reconciliation of net debt to the most comparable U.S. GAAP measure, see page 88.

Adecco Group – Consolidated balance sheets In millions, except share and per share information	Financial Review

As of (in EUR)		31.12.2006	31.12.2005

Assets
Current assets:
– Cash and cash equivalents		875	468
– Short-term investments	Note 4	13	380
– Trade accounts receivable, net	Note 5	3,846	3,659
– Other current assets	Note 14	311	298
Total current assets		5,045	4,805

Property, equipment, and leasehold improvements, net	Note 6	229	240
Other assets	Note 14	357	312
Intangible assets, net	Note 2, 7	169	48
Goodwill	Note 2, 7	1,882	1,434
Total assets		7,682	6,839

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses:
– Accounts payable		218	183
– Accrued salaries and wages		906	851
– Accrued payroll taxes and employee benefits		921	834
– Accrued sales and value added taxes		557	513
– Accrued income taxes	Note 14	381	328
– Other accrued expenses		561	578
– Total accounts payable and accrued expenses		3,544	3,287
– Short-term debt and current maturities of long-term debt	Note 8	38	550
Total current liabilities		3,582	3,837

Long-term debt, less current maturities	Note 8	1,406	722
Other liabilities	Note 14	187	143

Total liabilities		5,175	4,702

Minority interests		41	20

Shareholders’ equity
Common shares	Note 9	117	117
Additional paid-in capital		2,100	2,045
Treasury stock, at cost	Note 9	(182)	(59)
Retained earnings/(accumulated deficit)		466	(25)
Accumulated other comprehensive income/(loss), net	Note 9	(35)	39
Total shareholders’ equity		2,466	2,117
Total liabilities and shareholders’ equity		7,682	6,839

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Consolidated statements of operations In millions, except share and per share information

For the fiscal years (in EUR)[1]		2006	2005	2004

Revenues	Note 16	20,417	18,303	17,239
Direct costs of services		(16,871)	(15,217)	(14,365)
Gross profit		3,546	3,086	2,874
Selling, general and administrative expenses		(2,718)	(2,469)	(2,343)
Amortisation of intangible assets	Note 7	(12)	(3)	(1)
Operating income	Note 16	816	614	530
Interest expense		(51)	(52)	(62)
Other income/(expenses), net	Note 13	20	43	8
Income before income taxes, minority interests, and discontinued operations		785	605	476
Provision for income taxes	Note 14	(168)	(150)	(174)
Income applicable to minority interests		(6)	(2)
Income from continuing operations		611	453	302
Income from discontinued operations	Note 3			30
Net income		611	453	332

Basic earnings per share data:
– Continuing operations		3.28	2.43	1.61
– Discontinued operations				0.16
Basic earnings per share	Note 15	3.28	2.43	1.77

Basic weighted-average shares	Note 15	186,343,724	186,599,019	187,074,416
Diluted earnings per share data:
– Continuing operations		3.14	2.34	1.54
– Discontinued operations				0.15
Diluted earnings per share	Note 15	3.14	2.34	1.69

Diluted weighted-average shares	Note 15	196,532,960	196,546,937	201,328,174

1 For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –	Financial Review
Consolidated statements of cash flows

In millions, except share and per share information

For the fiscal years (in EUR)[1]	2006	2005	2004

Cash flows from operating activities of continuing operations
Net income	611	453	332
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– Income from discontinued operations			(30)
– Depreciation and amortisation	106	109	120
– Bad debt expense	22	12	25
– Stock-based compensation	6	11	20
– Deferred tax provision/(benefit)	(66)	14	(3)
– Excess tax benefit on exercise of stock options	(13)
– Other	21	(16)	14

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(209)	(357)	(281)
– Accounts payable and accrued expenses	266	80	318
– Other assets and liabilities	3	(8)	27

Cash flows from operating activities of continuing operations	747	298	542

Cash flows from/(used in) investing activities of continuing operations
Capital expenditures	(85)	(68)	(68)
Proceeds from sale of property and equipment	2		1
Acquisition of DIS, net of cash acquired	(552)
Acquisition of Altedia, net of cash acquired		(91)
Acquisition of Humangroup, net of cash acquired		(57)
Purchase of available-for-sale securities	(51)	(164)	(84)
Purchase of term deposits		(327)	(84)
Proceeds from sale of available-for-sale securities	214	206	82
Proceeds from sale of term deposits	195	244	196
Proceeds from sale of PSI		42
Cash settlements on derivative instruments	5	(9)	93
Other acquisition and investing activities	(36)	(17)	(23)
Cash flows from/(used in) investing activities of continuing operations	(308)	(241)	113

Financial Review

For the fiscal years (in EUR)[1]	2006	2005	2004

Cash flows from/(used in) financing activities of continuing operations
Net increase/(decrease) in short-term debt	15	(23)	(11)
Borrowings on long-term debt, net of issuance costs	694
Repayment of long-term debt	(517)	(249)	(336)
Dividends paid to shareholders	(120)	(122)	(86)
Common stock options exercised	43	9	7
Cash settlements on derivative instruments	(15)	(35)	14
(Purchase)/proceeds from sale of treasury shares	(123)	(58)	5
Excess tax benefit on exercise of stock options	13
Other financing activities	(3)
Cash flows from/(used in) financing activities of continuing operations	(13)	(478)	(407)

Net proceeds from sale of discontinued operations			64

Effect of exchange rate changes on cash	(19)	10	2

Net increase/(decrease) in cash and cash equivalents	407	(411)	314

Cash and cash equivalents:
– Beginning of year	468	879	565
– End of year	875	468	879

Supplemental disclosures
Supplemental disclosures of cash paid
Cash paid for interest	43	42	49
Cash paid for income taxes	185	169	117

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot			24

1    For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In

       2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and

       53 weeks ending January 2, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –	Financial Review
Consolidated statements of changes in shareholders’ equity

In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Retained earnings/ (accumulated deficit)	Accumulated other compre- hensive income/ (loss), net	Total shareholders’ equity

December 29, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:
Net income				332		332
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					(57)	(57)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment, net of tax					(5)	(5)
– Changes in available-for-sale securities					2	2
Total comprehensive income						275
Stock-based compensation		25				25
Common stock options exercised		7				7
Treasury stock transactions		1	4			5
Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

Comprehensive income:
Net income				453		453
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					44	44
– Unrealised loss on cash flow hedging activities					(1)	(1)
– Minimum pension liability adjustment, net of tax					6	6
– Changes in available-for-sale securities, net of tax					2	2
Total comprehensive income						504
Stock-based compensation		11				11
Common stock options exercised	1	8				9
Treasury stock transactions			(58)			(58)
Cash dividends, CHF 1.00 per share				(122)		(122)

December 31, 2005	117	2,045	(59)	(25)	39	2,117

Comprehensive income:
Net income				611		611
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					(74)	(74)
– Unrealised gain on cash flow hedging activities, net of tax					1	1
– Changes in available-for-sale securities, net of tax					(4)	(4)
Total comprehensive income						534
Adjustment to initially apply SFAS No. 158, net of tax					3	3
Stock-based compensation		4				4
Common stock options exercised		40				40
Subsidiary stock option transactions		(1)				(1)
Treasury stock transactions			(123)			(123)
Excess tax benefit on exercise of stock options		13				13
Cash dividends, CHF 1.00 per share				(120)		(120)
Other		(1)				(1)

December 31, 2006	117	2,100	(182)	466	(35)	2,466

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –
Notes to consolidated financial statements
In millions, except share and per share information

Note 1 – The business and summary of significant accounting policies
Business

The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing human resource services including temporary staffing, permanent placement, outsourcing, and career services consulting and outplacement to businesses and organisations throughout Europe, North America, Asia Pacific, Latin America, and Africa. The Company’s worldwide network consists of over 6,700 branches and more than 35,000 full-time equivalent employees in over 70 countries and territories at the end of 2006.

Since January 2006, the Company is organised in a geographic structure (which corresponds to the primary segments) complemented by newly introduced global business lines, through which the professional services are now marketed. The heads of the main geographic areas – consisting of France, USA & Canada, UK & Ireland, Japan, Italy, Iberia, Benelux, Nordics, Germany, Australia & New Zealand, Switzerland, and Emerging Markets – directly manage the Office and Industrial businesses, while co-leading together with the professional business line heads the professional business lines in the country. The professional business lines are Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events, and Adecco Human Capital Solutions. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. In 2005, the Company was managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. In 2005, the Company decided to change its fiscal year-end. Instead of the Company’s fiscal year ending on the Sunday nearest to December 31, the Company now has a fiscal year that coincides with the calendar year. The change did not have a material impact on the consolidated financial statements. For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

Reporting currency

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs.

Foreign currency translation

The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the fiscal year, and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity.

Principles of consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss, and cash flows of Adecco S.A., its majority-owned subsidiaries and entities for which the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46(R)”). Minority interest is calculated for entities fully consolidated but not wholly owned. The components of equity attributable to the minority shareholders is presented in minority interests within the consolidated balance sheets while net income attributed to the minority shareholders is included in income applicable to minority interests, within the consolidated statements of operations. Intercompany balances and transactions have been eliminated in the consolidated financial statements.

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

The Company records investments in affiliates over which it is able to exercise significant influence using the equity method of accounting. The cost method of accounting is applied for investments in entities over which the Company is not able to exercise significant influence (generally investments in which the Company’s ownership is less than 20%) and for which fair market value is not readily determinable. The accounting policy for other types of investments is described within this note under short-term investments.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill and indefinite-lived intangibles, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.

The French government has instituted various social programmes, the adoption of which results in the recognition of lower social security charges. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. These provisions are adjusted periodically for the results of audits by local authorities and the expiration of statutes of limitations.

Recognition of revenues

The Company generates revenues from sales of temporary staffing services, permanent placement services, outsourcing services, outplacement services, and other personnel services. Revenues are recognised on the accrual basis and are reported net of any sales taxes. Allowances are established for estimated discounts, rebates, and other adjustments.

Revenues related to temporary staffing services are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service.

Revenues related to permanent placement services are generally recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfillment of permanent placement obligations.

Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and are recognised upon rendering of the service.

The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force Issue No. 99–19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. For sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments), the Company reports gross revenues and gross direct costs. Under arrangements where the Company acts as an agent the revenues are reported on a net basis.

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

Marketing costs

Advertising and marketing costs totalled EUR 93, EUR 93, and EUR 92 in 2006, 2005, and 2004, respectively. These costs are included in selling, general and administrative expenses (“SG&A”) and are expensed as incurred.

Financial Review

Stock-based compensation

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-based payment” (“SFAS 123(R)”) on January 1, 2006, using the “modified prospective application method”. Accordingly, compensation cost is recognised for awards granted to employees prior to January 1, 2006, and which remain unvested as of that date. As such, prior periods do not reflect restated amounts. Prior to the adoption of SFAS No. 123(R), the Company utilised the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” for grants in the year 2003 and subsequent years, and the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” for grants prior to 2003. The adoption of SFAS No. 123(R) has not had a material impact on the accounting for option grants which were granted on or after the first day of 2003 but has resulted in a reduction of net income for the year 2006 of EUR 2, and a reduction of basic and diluted earnings per share for the year 2006 of EUR 0.01 due to the recognition of compensation expense for stock options granted prior to 2003. Cash flows from financing activities include EUR 13 in 2006 resulting from excess tax benefits from stock option exercises according to the provisions of SFAS No. 123(R).

As stock-based compensation expense for stock options vested during the year 2006 was recognised in the Company’s consolidated financial statements, there is no difference between reported and pro forma net income. Had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value method consistent with SFAS No. 123(R) for periods prior to its adoption, the Company’s pro forma net income and earnings per share for 2005 and 2004 would have changed as follows:

In EUR	2005	2004

Pro forma net income and earnings per share
Net income, as reported	453	332

Stock-based employee compensation expense included in reported net income, net of tax	8	20
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(20)	(54)
Pro forma net income	441	298

Basic earnings per share:
– As reported	2.43	1.77
– Pro forma	2.37	1.59
Diluted earnings per share:
– As reported	2.34	1.69
– Pro forma	2.28	1.52

Cash equivalents
Cash equivalents consist of highly liquid instruments having an original maturity at the date of purchase of three months or less.

Short-term investments

Short-term investments consist mainly of investment funds, investments in equity and debt securities, and short and medium-term bank deposits. The Company classifies its investment funds, equity securities with quoted market prices, and investments in debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of other income/(expenses), net, in the accompanying consolidated statements of operations. An impairment charge is recorded in the consolidated statements of operations for declines in fair value below the cost of an individual investment that are deemed to be other than temporary. Management judges whether a decline in value is temporary based on the length of time that the fair market value has been below cost combined with the severity of the decline.

Adecco Group – Notes to consolidated financial statements	Financial Review

In millions, except share and per share information

Trade accounts receivable

Trade accounts receivable are recorded at net realisable value after deducting an allowance for doubtful accounts. The Company makes judgements on an entity-by-entity basis as to its ability to collect outstanding receivables and provides an allowance for doubtful accounts based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. Where available and when cost effective, the Company utilises credit insurance. Accounts receivable balances are written off when the Company determines that it is unlikely that future remittances will be received, or as permitted by local law.

Capitalised costs for internal-use software

The Company capitalises internal-use software development costs in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment, and leasehold improvements. Capitalised costs are amortised on a straight-line basis over the estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to five years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and are amortised over the shorter of the useful life of the improvement or the remaining lease term, which includes the expected lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of the purchase price in a business combination over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and indefinite-lived intangible assets are not amortised. Rather, the carrying values of goodwill and indefinite-lived intangible assets are tested annually for impairment.

Goodwill is tested on a reporting unit level using a two-step impairment test. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. In step one of the goodwill impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is then compared to the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income.

Definite-lived intangible assets

In accordance with SFAS No. 141, “Business Combinations”, purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives, primarily customer relationships, are generally amortised on a straight-line basis over the estimated period in which benefits will be received, which ranges from one to six years.

Financial Review

Impairment of long-lived assets including definite-lived intangible assets

The Company evaluates long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). In such circumstances, the Company calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in operating income.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when management believes that the realisation is more unlikely than not. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgements and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

The Company operates in numerous tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Earnings per share

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the number of weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would participate in net income.

Financial instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets, other assets, other accrued expenses, or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instrument’s contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset, liability, or unrecognised firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or variability in expected future cash flows of recognised assets or liabilities (cash flow hedge), or (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the formal method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge

Adecco Group – Notes to consolidated financial statements	Financial Review

In millions, except share and per share information

ineffectiveness and is recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold, cancelled, or repaid.

For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the consolidated balance sheets. If a fair value hedge for monetary items is terminated, the changes in fair value recorded as an adjustment to the carrying amount of the hedged item are amortised to earnings over the remaining life. For non-monetary hedged items there is no such amortisation. If the hedged item has been sold, the adjustment is recognised immediately in earnings.

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the changes in the fair value of derivative instruments is initially recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items are still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

For derivative instruments designated and qualifying as net investment hedges, changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity to the extent they are considered effective. These gains or losses will remain in equity until the related net investment is sold or otherwise disposed.

The Company has designated certain foreign currency contracts and cross-currency interest rate swaps as fair value hedges. Any cash flow impact on settlement of these contracts is classified within the consolidated statements of cash flows according to the nature of the hedged item. The Company has designated certain foreign currency contracts related to subsidiary funding and interest rate swaps as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities. Cash flow impact on settlement of derivative contracts designated as net investment hedges is classified as cash flows used in investing activities.

For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in other income/(expenses), net, within the consolidated statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows used in investing activities.

Variable interest entities

The Company accounts for variable interest entities in accordance with FIN 46(R) which requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Accounting for costs associated with exit or disposal activities

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. When termination arrangements require employees to render services beyond a “minimum retention period”, liabilities associated with employee termination benefits are recorded as employees render services over the future service period. Otherwise, liabilities associated with employee termination benefits are recorded at the point when management has taken a decision to terminate a specific group of employees, the employees have been notified of the decision, and the type and amount of benefits to be received by the employees is known. Liabilities for contract termination and other exit costs are recorded at fair value when a contract is formally terminated.

Financial Review

New accounting standards

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires plan sponsors of defined benefit pension plans to recognise the funded status of their defined benefit plans in the statement of financial position, reflect changes in the funded status of defined benefit plans in comprehensive income, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company expects to adopt the measurement provisions of SFAS No. 158 effective December 31, 2008. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See Note 11 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities, expands the required disclosures about fair value measurement, and is applicable whenever other standards require assets or liabilities to be measured at fair value. However, it does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of this standard will have a material effect on the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a consistent recognition threshold and measurement attribute that a tax position is required to meet before being recognised in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 is not expected to have a significant impact on the Company’s consolidated financial statements.

Other disclosures required by Swiss law:

In EUR	31.12.2006	31.12.2005

Other balance sheet disclosures
Prepayments and accrued income	38	41
Non-current assets	2,637	2,034
Accruals and deferred income	3,313	3,083
Pension liabilities, non-current	23	29
In EUR	2006	2005

Other statements of operations disclosures
Personnel expenses	1,893	1,649

The fire insurance value of property, equipment, and leasehold improvements amounts to EUR 599 and EUR 560 as of December 31, 2006 and December 31, 2005, respectively.

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

Note 2 – Acquisitions

The Company made several acquisitions in 2006 and 2005. With the exception of the acquisition of DIS Deutscher Industrie Service AG (“DIS”) in 2006, the Company does not consider either the 2006 or the 2005 acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. No material acquisitions occurred in 2004.

The following table illustrates the aggregate impact of the 2006 and 2005 acquisitions:

In EUR	2006	2005

Impact of acquisitions
Net tangible assets acquired	40	13
Identified intangible assets	134	42
Goodwill	507	146
Deferred tax liabilities	(49)	(14)
Minority interests	(11)	(17)
Total consideration	621	170

In March 2006, the Company acquired approximately 84% of the outstanding common shares of DIS, a leading supplier of professional staffing services in Germany, for approximately EUR 552, net of cash acquired. As a result of the acquisition, the Company has strengthened its presence in the German temporary staffing market and the professional services segment.
The acquisition of DIS was originally financed with a bridge facility of EUR 408 and cash on hand. In April 2006, the Company issued EUR 700 unsubordinated guaranteed notes, the proceeds of which were partly used to settle the bridge facility. See Note 8 for details on debt instruments.
The following table summarises the estimated fair value of assets acquired and liabilities assumed in the DIS acquisition:

In EUR

Fair value of assets acquired and liabilities assumed
Cash acquired	28
Other current assets	65
Tangible assets	11
Intangible assets
– Marketing related (trademarks)	87
– Customer base	32
Goodwill	483
Current liabilities	(67)
Deferred tax liabilities	(48)
Minority interests	(11)
Total fair value of assets acquired and liabilities assumed	580

Marketing related intangible assets (trademarks) are considered to have indefinite lives and are therefore not amortised. Customer base intangible assets acquired have estimated useful lives of five years and are amortised on a straight-line basis over the useful lives.

DIS was consolidated by the Company as of March 31, 2006, and the results of DIS’ operations have been included in the consolidated financial statements since April 1, 2006. The following unaudited pro forma information shows consolidated operating results as if the DIS acquisition had occurred at the beginning of 2006 and at the beginning of 2005:

Financial Review

In EUR	2006	2005

Pro forma consolidated operating results
Revenues	20,512	18,618
Net income	613	453
Basic earnings per share	3.29	2.43
Diluted earnings per share	3.15	2.34

The pro forma net income of DIS, including adjustments for depreciation of fixed assets, amortisation of definite-lived intangible assets, interest expense, and income taxes increased pro forma net income by EUR 2 for 2006 and reduced it by less than EUR 1 for 2005. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

In March 2005, the Company acquired, through a 70%-owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0% of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100% of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85% via conversion of the EUR 57 loan to equity. As a result of the acquisition, approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company, beginning in 2008, the right to purchase from the founders and the founders the right to sell to the Company the 15% minority interest in Adecia at a price based on the three-year average EBITDA.

In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish human resource services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11 of goodwill and intangible assets, respectively, were recorded. During 2006, goodwill recorded at the time of acquisition was reduced by EUR 3 due to the reversal of a valuation allowance on pre- acquisition losses. Humangroup offers staffing services and outsourcing solutions in Spain.

In addition, during 2006 and 2005, the Company completed several other minor acquisitions for aggregate cash consideration of EUR 36 and EUR 14, respectively.
No common stock was issued in any of the transactions.
Note 3 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144. On April 22, 2004, the Company sold its holding in jobpilot to a subsidiary of Monster Worldwide Inc. (“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business.

Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1. Goodwill of EUR 42 was included in the computation of the gain on disposal. The Company allocates interest to discontinued operations based on actual debt held by the discontinued operations. Based on this criteria, no interest expense was allocated to jobpilot.

Revenues from discontinued operations were EUR 9 for the four months ended April 2004. Operating, investing, and financing cash flows from discontinued operations for the four months ended April 2004 were insignificant. Accordingly, the full net proceeds from the sale of discontinued operations reported on the consolidated statements of cash flows represent cash received in connection with the sale.

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

Note 4 – Short-term investments
The fair values of the Company’s short-term investments, by classification, as of December 31, 2006 and December 31, 2005, are as follows:

	31.12.2006				31.12.2005
In EUR	Cost		Gross unrealised losses	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value

Short-term investments
Funds	7			7	159	4	163
Debt securities					10		10
Equity securities	7	(1)		6	6	2	8
Total available-for-sale securities	14	(1)		13	175	6	181
Total term bank deposits					199		199
Total short-term investments	14	(1)		13	374	6	380

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities and money market instruments as their underlying assets. Debt securities at December 31, 2005 consisted of investments in municipal auction rate securities. Equity securities consist of investments in common shares of public companies. Term bank deposits held at December 31, 2005 had an original maturity between three and six months.

The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values that will be realised in the future.

One equity securities investment was in an unrealised loss position as of December 31, 2006. The Company has the ability and intent to hold this investment until its full cost can be recovered. Therefore, management does not believe the unrealised loss represents an other-than-temporary impairment as of December 31, 2006. No significant investments were in an unrealised loss position as of December 31, 2005 and January 2, 2005. No impairment of unrealised losses was recorded for the years 2006, 2005, and 2004.

Proceeds from sales and maturities of available-for-sale securities were EUR 214, EUR 206, and EUR 82 in 2006, 2005, and 2004, respectively. The amount of the net unrealised holding gain/(loss) on available-for-sale securities that has been included in other comprehensive income/(loss), net, was a loss of EUR 3 in 2006, and gains of EUR 7 and EUR 3 for the years 2005 and 2004, respectively. The gross realised gains totalled EUR 6, EUR 7, and EUR 2 for the years 2006, 2005, and 2004, respectively, including gains of EUR 2, EUR 5, and EUR 2 for the years 2006, 2005, and 2004, respectively, which were reclassified from accumulated other comprehensive income/ (loss), net, into other income/(expenses), net. Realised losses reclassified from other comprehensive income/(loss), net, into other income/(expenses), net, amounted to EUR 1 in 2006, and were not significant in 2005 and 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.

Proceeds from sales and maturities of term bank deposits were EUR 195, EUR 244, and EUR 196 in 2006, 2005, and 2004, respectively.
Note 5 – Trade accounts receivable

In EUR	31.12.2006	31.12.2005

Trade accounts receivable
Trade accounts receivable	3,968	3,785
Allowance for doubtful accounts	(122)	(126)
Trade accounts receivable, net	3,846	3,659

Financial Review

Note 6 – Property, equipment, and leasehold improvements

In EUR	31.12.2006		31.12.2005
	Gross	Accumulated depreciation	Gross	Accumulated depreciation

Property, equipment, and leasehold improvements
Land and buildings	45	(15)	51	(16)
Furniture, fixtures, and office equipment	151	(115)	141	(109)
Computer equipment and software	588	(488)	566	(452)
Leasehold improvements	220	(157)	205	(146)
Total property, equipment, and leasehold improvements	1,004	(775)	963	(723)

Depreciation expense was EUR 94, EUR 106, and EUR 119 for 2006, 2005, and 2004, respectively.
Note 7 – Goodwill and intangible assets
The changes in the carrying amount of goodwill for the years ended December 31, 2006 and December 31, 2005, are as follows:

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Total

Changes in goodwill
January 3, 2005	180	535	197	26	–	6	34	218	1,196

Goodwill acquired during year	85	5				55		1	146
Currency translation adjustment		80	6					6	92
Other	(3)							3	–
December 31, 2005	262	620	203	26	–	61	34	228	1,434

Goodwill acquired during year	2	2					483	20	507
Currency translation adjustment		(61)	5	(3)				(3)	(62)
Other	1	5				(3)			3
December 31, 2006	265	566	208	23	–	58	517	245	1,882

The carrying amounts of other intangible assets at December 31, 2006 and December 31, 2005, are as follows:

	31.12.2006		31.12.2005
In EUR	Gross	Accumulated amortisation	Gross	Accumulated amortisation

Intangible assets
Marketing (Trademarks)	131	(12)	45	(14)
Customer base	64	(16)	22	(7)
Contract	2	(1)	2	(1)
Other	2	(1)	2	(1)
Total intangible assets	199	(30)	71	(23)

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

No intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years is EUR 15 in 2007, EUR 13 in 2008, EUR 11 in 2009, EUR 10 in 2010, and EUR 3 in 2011. The weighted-average amortisation period for customer base intangibles is five years.

The carrying amount of indefinite-lived intangible assets was EUR 117 and EUR 30 as of December 31, 2006 and December 31, 2005, respectively. Indefinite-lived intangible assets consist mainly of trademarks.

The Company performed its annual impairment testing of goodwill and indefinite-lived intangible assets in 2006, 2005, and 2004, and determined there to be no impairment.

Note 8 – Financing arrangements
Short-term debt

To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 353 and EUR 316 as of December 31, 2006 and December 31, 2005, respectively, excluding the multicurrency revolving credit facility discussed below. At December 31, 2006 and December 31, 2005, bank overdrafts and borrowings outstanding under the lines of credit amounted to EUR 38 and EUR 26, respectively. The lines of credit are in various currencies, have various interest rates, and have maturities of up to two years. The weighted-average interest rate on borrowings outstanding was 6.6% and 5.2% as of December 31, 2006 and December 31, 2005, respectively.

Long-term debt

In EUR	Principal at maturity	Maturity	Fixed interest rate	31.12.2006	31.12.2005

Long-term debt
Guaranteed zero-coupon convertible bond	CHF 1,044	2013		589	599
Fixed rate guaranteed notes	EUR 500	2013	4.5%	495
Multicurrency revolving credit facility	EUR 580	2009
Floating rate guaranteed notes	EUR 200	2008		200
Olsten EUR guaranteed notes	EUR 122	2008	6.0%	121	122
Olsten USD guaranteed notes	USD 190	2006	7.0%		160
Guaranteed notes	EUR 363	2006	6.0%		363
Other				1	2
				1,406	1,246
Less current maturities					(524)
Long-term debt, less current maturities				1,406	722

Guaranteed zero-coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds has been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50 per share. If all bonds were converted, Adecco S.A. would issue 9,523,810 additional shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Financial Review

Fixed and floating rate guaranteed notes

On April 25, 2006, Adecco International Financial Services BV, a wholly-owned subsidiary of the Company, issued EUR 500 fixed rate notes guaranteed by Adecco S.A. due April 25, 2013, and EUR 200 floating rate notes guaranteed by Adecco S.A. due April 25, 2008. The proceeds were used for the refinancing of the DIS acquisition and for general corporate purposes. Interest is paid on the fixed rate notes annually in arrears at a fixed annual rate of 4.5% and on the floating rate notes quarterly in arrears at a rate determined by the three-month EURIBOR plus 23 basis points, which at December 31, 2006 was 3.8%. During 2006, the Company entered into fair value hedges of the EUR 500 fixed rate notes, which are further discussed in Note 12.

Multicurrency revolving credit facility

In March 2003, the Company entered into a multicurrency revolving credit facility issued by a syndicate of banks, which allows borrowings up to a maximum of EUR 580. The five-year facility is available for general corporate purposes including cash drawings and letters of credit. Prior to July 2005, the interest rate was based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25%, depending on the rating attributed to the Company’s unsecured indebtedness by the rating agencies and a utilisation fee between 0.025% and 0.075%, depending on certain debt-to-EBITDA ratios. Utilisation fees only applied if the drawings exceeded 50% of the facility. The commitment fee was 45% of the applicable margin.

The facility was renegotiated and amended as of July 2005. The new interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus an amended margin between 0.275% and 0.475% depending on certain debt-to-EBITDA ratios and an amended utilisation fee of 0.05% if the drawings exceed 50% of the facility. The amended commitment fee is 35% of the applicable margin. As of December 31, 2006 and December 31, 2005, the Company had EUR 440 and EUR 416, respectively, available under the facility after utilising EUR 140 and EUR 164, respectively, in the form of letters of credit. On March 17, 2006, the Company agreed with the syndicate of banks an extension of EUR 577 of the existing EUR 580 multicurrency revolving credit facility from March 2008 through March 2009.

Olsten EUR guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount. The notes are guaranteed by Adecco S.A. During 2006, the Company entered into fair value hedges of the EUR 122 guaranteed notes, which are further discussed in Note 12.

Olsten USD guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding USD 200 senior notes on which interest was paid semi-annually on the principal amount. In 2005, the Company repurchased senior notes having a par value of USD 10. The loss incurred on repurchase was insignificant. The remaining notes were repaid in March 2006.

Guaranteed notes

In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes were unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest was paid annually on the nominal amount. In 2005, the Company repurchased notes having a par value of EUR 37. No loss was incurred on repurchase. The remaining notes were repaid in March 2006.

Under the terms of the various financing agreements, the Company is subject to covenants requiring compliance with certain financial tests and ratios. As of December 31, 2006, the Company was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter[1]	Total

Payments due by period
		322				1,084	1,406

1	Assumes that the put and call options are not exercised and that share conversion does not occur (refer to “Guaranteed zero-coupon convertible bond” section above).

Adecco Group – Notes to consolidated financial statements In millions, except share and per share information	Financial Review

Note 9 – Shareholders’ equity
The summary of the components of authorised shares at December 31, 2006, December 31, 2005, and January 2, 2005 and changes during those years are as follows:

	Outstanding shares	Treasury shares	Issued shares[1]	Authorised capital	Conditional capital	Authorised shares

Changes in components of authorised shares
December 29, 2003	186,989,728	168,672	187,158,400	19,000,000	21,671,910	227,830,310

Common stock options exercised	190,715		190,715		(190,715)
Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115	19,000,000	21,481,195	227,830,310

Common stock options exercised	258,280		258,280		(258,280)
Treasury stock transactions	(1,490,875)	1,490,875
Expiry of authorised capital				(19,000,000)		(19,000,000)

December 31, 2005	186,097,645	1,509,750	187,607,395	–	21,222,915	208,830,310

Common stock options exercised	1,193,772		1,193,772		(1,193,772)
Treasury stock transactions	(2,454,955)	2,454,955

December 31, 2006	184,836,462	3,964,705	188,801,167	–	20,029,143	208,830,310

1	Shares at CHF 1 par value.

Authorised shares and appropriation of available earnings
Treasury shares are generally reserved to support option exercises under stock option plans. During 2006, the Company purchased 2,455,000 treasury shares for a total consideration of EUR 123.

On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation ceased on April 16, 2005 and was not extended at the Annual General Meeting of Shareholders held on May 26, 2005.

The Company had 4,629,143 and 5,822,915 common shares reserved for issuance of common shares to employees and members of the Board of Directors upon the exercise of stock options as of December 31, 2006 and December 31, 2005, respectively. In addition, as of December 31, 2006 and December 31, 2005, the Company was authorised by its shareholders to issue up to 15,400,000 shares of conditional capital in connection with the issuance of financial instruments, principally convertible bonds. 9,523,810 shares have been earmarked for issuance upon conversion of the outstanding guaranteed zero-coupon convertible bond. The remaining 5,876,190 shares represent conditional capital that was originally authorised without time limitation in connection with the issuance of a convertible bond in 1999, which was repaid in 2004 without conversion. This conditional capital remains available for issuance upon conversion of any financial instruments the Company may issue in the future.

Financial Review

In 2006, a total of 1,193,772 shares have been issued to employees and members of the Board of Directors upon the exercise of stock options.

In June 2006, cash dividends for 2005 of CHF 1.00 per share, totalling EUR 120, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2006, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.20 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income of the parent, Adecco S.A., for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 2,071 and CHF 2,008 at December 31, 2006 and December 31, 2005, respectively, thereby exceeding 20% of the paid-in share capital in both years. The general reserve is usually not available for distribution.

Additional paid-in capital
Prior to the Company’s acquisition of DIS in March 2006, DIS had in place a stock incentive plan for its employees. Subsequent to the acquisition, DIS utilised a portion of its treasury stock to fulfill obligations resulting from the exercise of employee stock options under this plan. The Company treated the exercise of DIS stock options as a capital transaction in accordance with SEC Staff Accounting Bulletin Topic 5-H which allows for equity recognition of gains or losses on subsidiary stock transactions and requires that this accounting treatment be consistently applied for all future subsidiary stock transactions. The exercises resulted in a dilution of the Company’s ownership in DIS of less than 0.5%. Because the book value per share of the Company’s investment in DIS exceeded the cash proceeds from the option exercises, an after tax loss of EUR 1 has been reported as an adjustment to the Company’s additional paid-in capital.

Accumulated other comprehensive income/(loss), net
The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	31.12.2006	31.12.2005

Accumulated other comprehensive income/(loss), net
Currency translation adjustment	(33)	41
Unrealised gain on cash flow hedging activities	1
Pension related adjustments	(2)	(5)
Unrealised gain/(loss) on available-for-sale securities	(1)	3
Accumulated other comprehensive income/(loss), net	(35)	39

Adecco Group – Notes to consolidated financial statements In millions, except share and per share information	Financial Review

Note 10 – Stock-based compensation

As of December 31, 2006, the Company had options and tradeable options outstanding relating to its common shares and the common shares of a subsidiary under several existing plans including plans assumed in the Olsten and DIS acquisitions. In 2006, the Company recognised compensation expense of EUR 6 related to the various stock option plans, which is included in SG&A. The total income tax benefit recognised related to stock compensation during 2006 amounted to EUR 1.

Adecco and Olsten stock option plans

Under the Adecco and Olsten stock option plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of grant or one year after the date of grant, and have a contractual life of three to ten years. Options are typically granted with an exercise price equal to or above fair market value on the date of grant. There were no options granted during 2006 and 2005.

Certain options granted under the plans are tradeable on the SWX Swiss Stock Exchange. The options are granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of December 31, 2006, December 31, 2005, and January 2, 2005, the number of stock options sold to the market was 2,625,019, 1,086,662 and 674,862, respectively. The trading and valuation of the tradeable options is managed by a Swiss bank.

The Company uses the Black-Scholes model to estimate the fair value of stock options granted to employees. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award, as calculated using the Black-Scholes model, is expensed for non-tradeable stock options on a straight-line basis and for tradeable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

The following weighted-average assumptions were used in determining the fair value of the 2004 option grant:

2004

Assumptions used for the estimation of the fair value of option awards
Expected term (in years)	6.5
Risk-free interest rate	2.48%
Expected volatility	48%
Expected dividend yield	1%

The weighted-average fair value of options granted in 2004 was CHF 26 (EUR 17) per option. In 2004, all options granted were granted above the market price.

During 2004, the terms of 461,634 options to employees were modified to allow such options to continue to vest and remain exercisable until expiry in the event that the employee was terminated. As a result of this modification, compensation expense of EUR 2 was recorded in SG&A during 2004. No significant stock option modifications occurred during the years 2006 and 2005.

Financial Review

A summary of the status of the Company’s Adecco and Olsten stock option plans as of December 31, 2006, December 31, 2005, and January 2, 2005, and changes during those years are presented below:

	Number of shares	Weighted- average exercise price per share (in CHF)	Weighted- average remaining life (in years)	Aggregate intrinsic value (in CHF millions)

Summary of Adecco and Olsten stock option plans
Options outstanding as of December 29, 2003	15,626,900	80	6.0

Granted	10,000	79
Exercised	(190,715)	51		2
Forfeited	(1,290,227)	88
Expired	(289,739)	40

Options outstanding as of January 2, 2005	13,866,219	80	4.1

Granted
Exercised	(321,480)	51		3
Forfeited	(1,863,294)	73
Expired	(636,099)	103

Options outstanding as of December 31, 2005	11,045,346	78	3.3

Granted
Exercised	(1,142,782)	54		24
Forfeited	(703,557)	89
Expired	(754,290)	99

Options outstanding as of December 31, 2006	8,444,717	78	2.62	74

Of which fully vested and exercisable	8,298,647	78	2.60	73

Options fully vested and exercisable were 10,251,868 and 10,514,034 as of December 31, 2005 and January 2, 2005, respectively. The aggregate intrinsic value as of December 31, 2006 in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of Adecco S.A. stock.

As of December 31, 2006, EUR 3 of total unrecognised compensation cost related to stock options is expected to be recognised over a weighted-average period of approximately eleven months.

For the years ended December 31, 2006 and December 31, 2005, the total stock options exercised include 12,210 and 63,200 stock options for which Adecco S.A. common shares were issued in January 2007 and January 2006 and are therefore not included in outstanding common shares at December 31, 2006 and December 31, 2005, respectively.

DIS stock option plan

Under the DIS stock option plan, which was approved by its shareholders, each option has a term of up to five years and gives the option holder the right to acquire one DIS share at an exercise price originally linked to the fair market value at the date of grant. Subsequent to the date of grant, the exercise price of the share options increases 10% each year and is adjusted for dividends. While options vest immediately at time of grant, options become exercisable as follows: 1/3 two years after date of grant, 1/3 three years after date of grant, and the remaining 1/3 four years after date of grant.

Adecco Group – Notes to consolidated financial statements	Financial Review

In millions, except share and per share information

The fair value of each option award was estimated on the date of grant using a binomial pricing model utilising the assumptions noted in the following table:

2006
Assumptions used for the estimation of the fair value of option awards
Share price on grant date in EUR	64.70
Average exercise price in EUR	65.76
Expected term (in years)	5
Risk-free interest rate	3%
Expected volatility	38.8%

The volatility as measured by the standard deviation of the expected share price gains is based on statistical analyses of the daily share price over the past three years. The expected term of the options is determined using historical data. The expected dividend yield is based on the expected annual dividend at the time of grant of EUR 0.05 per share. The risk-free rate is based on the five-year German government bonds rate in effect as of the grant date.

A summary of the status of the DIS stock option plan as of December 31, 2006 and the acquisition date, and changes during the period are presented below:

	Number of shares	Weighted- average exercise price per share (in EUR)	Weighted- average remaining life (in years)	Aggregate intrinsic value (in EUR millions)

Summary of DIS stock option plan
Options outstanding and vested at acquisition	336,810	30	2.8
Granted	117,315	65
Exercised	(58,145)	31		2
Options outstanding and vested as of December 31, 2006	395,980	43	2.9	16

Of which exercisable	78,586	34	0.9	4

The weighted-average grant date fair value of options granted and vested during the year ended December 31, 2006 was EUR 16.02.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between DIS’ closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of DIS stock.

As of December 31, 2006, all options granted under the DIS stock option plan had vested. Accordingly, there is no unrecognised compensation cost related to non-vested share-based compensation arrangements under this plan.

Note 11 – Employee benefit plans
In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans and other arrangements

The Company recorded an expense of EUR 62, EUR 55, and EUR 46, in connection with defined contribution plans in 2006, 2005, and 2004, respectively, and an expense of EUR 39, EUR 36, and EUR 33, in connection with the Italian employee termination indemnity arrangement in 2006, 2005, and 2004, respectively. As of December 31, 2006 and December 31, 2005, the provision for the Italian termination indemnity recorded in other liabilities was EUR 28 and EUR 24, respectively.

Financial Review

The Company sponsors a non-qualified defined contribution plan in the U.S. for certain of its employees. This plan is partly funded through a Rabbi trust, which is consolidated in the Company’s financial statements. At December 31, 2006 and December 31, 2005, the assets held in the Rabbi trust amounted to EUR 39 and EUR 36, respectively. The related pension liability totalled EUR 54 and EUR 51 at December 31, 2006 and December 31, 2005, respectively.

Certain employees are covered under multi-employer pension plans administered by unions. The data available from administrators of the plans is not sufficient to determine the projected benefit obligation or the net assets attributable to the Company. Consequently, these plans are reported as defined contribution plans. Contributions made to those plans during 2006, 2005, and 2004, amounted to EUR 4, EUR 5, and EUR 4, respectively.

Defined benefit plans

The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. For the periods presented, the measurement date used for the Swiss defined benefit plan was September 30 and the measurement date for the other major defined benefit plans was December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate. The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation (“ABO”) is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognise the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations at the applicable measurement dates) of its defined benefit pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income/(loss), net of tax. The adjustment to accumulated other comprehensive income/(loss), net, at adoption represents the net unrecognised actuarial gains or losses, which were previously netted against the plan’s funded status in the Company’s balance sheet pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”. The amounts classified in accumulated other comprehensive income/(loss), net, will be subsequently recognised as net periodic pension cost pursuant to the Company’s historical accounting policy for amortising such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognised as net periodic pension cost in the same periods will be recognised as a component of other comprehensive income/(loss), net. Those amounts will be subsequently recognised as a component of net periodic pension cost on the same basis as the amounts recognised in accumulated other comprehensive income/(loss), net, at adoption of SFAS No. 158.

Effective December 31, 2004, a defined benefit plan in Norway was discontinued and replaced by a defined contribution plan for all non-retired employees. The loss recognised on this curtailment and partial settlement was not significant to the operations of the Company.

The components of pension expense, net, for the defined benefit plans are:

	Swiss plan			Non-Swiss plans
In EUR	2006	2005	2004	2006	2005	2004

Components of pension expense
Service cost	10	8	7	2	5	4
Interest cost	2	2	2	4	5	5
Expected return on plan assets	(4)	(3)	(3)	(4)	(5)	(4)
Amortisation of net (gain)/loss				(5)	3	1
Pension expense, net	8	7	6	(3)	8	6

Adecco Group – Notes to consolidated financial statements	Financial Review

In millions, except share and per share information

The following table provides a reconciliation of the changes in the benefit obligations, the change in the fair value of assets, and the funded status of the Company’s defined benefit plans as of the above described measurement dates, as well as the impact of the adoption of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2006	31.12.2005	31.12.2006	31.12.2005

Pension liabilities and assets
Projected benefit obligation, beginning of period	75	66	100	91

Service cost	10	8	2	5
Interest cost	2	2	4	5
Participant contributions	21	21	1	1
Actuarial (gain)/loss	(7)	8	(10)	2
Plan amendments				(5)
Benefits paid	(19)	(29)	(2)	(2)
Acquisitions				1
Curtailments and settlements			(2)
Foreign currency translation	(2)	(1)		2
Projected benefit obligation, end of period	80	75	93	100

Plan assets, beginning of period	71	65	72	59

Actual return of assets	1	7	5	9
Employer contributions	9	8	3	4
Participant contributions	21	21	1	1
Benefits paid	(19)	(29)	(2)	(2)
Curtailments and settlements			(2)
Foreign currency translation	(2)	(1)		1
Plan assets, end of period	81	71	77	72

Funded status of the plan	1	(4)	(16)	(28)
Contribution from measurement date to fiscal year-end	2	2
Unrecognised actuarial (gain)/loss, net of tax		4	(3)	9
Amount recognised before adoption of SFAS No. 158	3	2	(19)	(19)

Adoption of SFAS No. 158			3
Amount recognised after adoption of SFAS No. 158	3		(16)

Accumulated benefit obligation, end of period	78	70	85	92

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented.

Financial Review

The effect on the consolidated balance sheet as of December 31, 2006 as a result of adopting SFAS No. 158 is as follows:

In EUR	Before adopting SFAS No. 158	Effect of adopting SFAS No. 158	As reported at December 31, 2006

Effect of adopting SFAS No. 158
Other assets	356	1	357
Other liabilities	190	(3)	187
Deferred income taxes	297	(1)	296
Accumulated other comprehensive income/(loss), net	(38)	3	(35)
Total shareholders’ equity	2,463	3	2,466

The amounts recognised in the consolidated balance sheets as of December 31, 2006 and December 31, 2005, were:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2006	31.12.2005	31.12.2006	31.12.2005

Pension related assets	3	2	6	3
Pension related liabilities			(22)	(22)
Total	3	2	(16)	(19)

As of December 31, 2006, a net loss (excluding tax effect) for Non-Swiss defined benefit plans of EUR 3 was recognised in accumulated other comprehensive income/(loss), net. The estimated amount that will be amortised from accumulated other comprehensive income/(loss), net, into pension expense, net, over the next fiscal year is EUR 1.

For plans with a PBO in excess of the fair value of plan assets as of December 31, 2006 and December 31, 2005, the total PBO was EUR 50 and EUR 129, respectively, and the fair value of the plan assets was EUR 28 and EUR 96, respectively.

Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. For plans with an ABO that exceeds the fair value of plan assets, the aggregated ABO was EUR 45 and EUR 117 as of December 31, 2006 and December 31, 2005, respectively, and the fair value of the plan assets of those plans was EUR 28 and EUR 96, respectively.

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
In %	2006	2005	2004	2006	2005	2004

Weighted-average actuarial assumptions
Discount rate	3.0	3.0	3.5	4.6	4.1	4.9
Rate of increase in compensation levels	2.0	2.0	1.5	2.4	2.4	2.7
Expected long-term rate of return on plan assets	5.0	5.0	4.8	5.9	5.8	6.0

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and the risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

Adecco Group – Notes to consolidated financial statements	Financial Review

In millions, except share and per share information

The Swiss and Non-Swiss pension plans’ target weighted-average asset allocations at December 31, 2006, and the actual weighted-average asset allocations at the measurement dates, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
	Target allocation	Actual allocation		Target allocation	Actual allocation
In %	range	31.12.2006	31.12.2005	range	31.12.2006	31.12.2005

Weighted-average asset allocations
Equity securities	20–40	36	39	10–30	30	39
Debt securities	20–60	31	30	60–80	61	56
Real estate	5–15	7	12	0–10	4	4
Other	0–40	26	19	0–10	5	1

Total		100	100		100	100

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 9 to its pension plan in Switzerland and EUR 4 to its non-Swiss plans in 2007.
Future benefits payments, which reflect expected future service, are estimated as follows:

In EUR	Swiss plan	Non-Swiss plans

Future benefits payments
2007	28	2
2008	5	2
2009	5	2
2010	5	2
2011	4	2
Years 2012–2016	16	17

Note 12 – Financial instruments
Risk and use of derivative instruments

The Company conducts business in various countries and funds its subsidiaries in various currencies, and is therefore exposed to the effects of changes in foreign currency exchange rates, including the U.S. dollar, the British pound, the Japanese yen, and the Euro against the Swiss franc. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company has also issued bonds and medium and long-term notes in various currencies as well as purchased short-term investments. Accordingly, the Company manages exposure to fixed and floating interest rates and currency fluctuations through the use of derivative instruments.

The main objective of holding derivative instruments is to minimise the volatility of earnings arising from these exposures in the absence of natural hedges. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

Financial Review

Fair value of financial instruments
The following table shows the carrying value and the fair value of financial instruments:

	31.12.2006		31.12.2005
In EUR	Carrying value	Fair value	Carrying value	Fair value

Financial instruments other than derivative instruments
Current assets:
– Cash and cash equivalents	875	875	468	468
– Available-for-sale securities	13	13	181	181
– Term bank deposits			199	199
– Trade accounts receivable, net	3,846	3,846	3,659	3,659
Current liabilities:
– Accounts payable	218	218	183	183
– Short-term debt	38	38	26	26
– Current maturities of long-term debt			524	527
Non-current liabilities:
– Long-term debt	1,406	1,486	722	732

Derivative instruments
Current assets:
– Foreign currency contracts	4	4	3	3
– Swaps (cross-currency interest rate)			6	6
Current liabilities:
– Foreign currency contracts	3	3	9	9
– Swaps (interest rate and cross-currency interest rate)	4	4	6	6
– Other			1	1
Non-current liabilities:
– Swaps (interest rate and cross-currency interest rate)	2	2	6	6

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

– Cash equivalents

The carrying amount approximates the fair value given the short maturity of such instruments.

– Available-for-sale securities

The fair value for these instruments is based on quoted market prices.

– Term bank deposits

The carrying amount approximates the fair value given the short maturity of such instruments.

– Trade accounts receivable, net

The carrying amount approximates the fair value given the short maturity of such instruments.

– Accounts payable

The carrying amount approximates the fair value given the short maturity of such instruments.

– Short-term debt

The carrying amount approximates the fair value given the short maturity of such instruments.

– Current maturities of long-term debt

The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.

– Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings, and remaining maturities. See Note 8 for details on debt instruments.

– Foreign currency contracts

The fair value is calculated by using the present value of future cash flows based on quoted market information.

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

– Interest rate and cross-currency interest rate swaps

The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.

– Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Company has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposure being hedged is the Euro against the Swiss franc.

Interest rate swaps that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges of a part of the EUR 500 fixed rate guaranteed notes issued by Adecco International Financial Services BV. The contracts outstanding have an original contract period of seven years and expire in 2013.

Interest rate swaps that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges of a part of the EUR 122 Olsten EUR guaranteed notes. The contracts outstanding have an original contract period of two years and expire in 2008.

Interest rate swaps and cross-currency interest rate swap agreements that contained a receipt of fixed interest rate payments and payment of floating interest rate payments were designated as fair value hedges of a part of the guaranteed notes issued by Adecco Financial Services (Bermuda) Ltd. The contracts had an original contract period of five years and expired in 2006.

Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense for interest rate swaps and foreign exchange gain/(loss), net, for cross-currency interest rate swaps, in the accompanying consolidated statements of operations. In 2006, the Company recorded a net loss of EUR 1 in foreign exchange gain/(loss), net, due to ineffectiveness in fair value hedge relationships. There was no significant net gain or loss recognised during 2005 and 2004. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

The Company has also entered into foreign currency forward contracts to mitigate foreign currency risks on specific available-for-sale securities. Foreign currency forward contracts to sell the Euro and buy Swiss francs have been designated as fair value hedges. The contracts outstanding have an original contract period of less than one year and expire in 2007.

Net gains and losses on changes in fair values of hedged assets attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings as foreign exchange gain/(loss), net, and amounted to EUR 1 and EUR 3 in 2006 and 2005, respectively, and were not significant in 2004. No significant net gain or loss was recognised during 2006, 2005, and 2004 due to ineffectiveness in fair value hedge relationships.

Cash flow hedges

The Company has entered into various interest rate swap and cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure hedged is the Euro against the Swiss franc.

During the year 2006, interest rate swaps which contain receipt of floating rate interest and payment of fixed rate interest have been designated as a cash flow pre-hedge of a part of the EUR 500 fixed rate guaranteed notes issued by Adecco International Financial Services BV. The pre-hedges were terminated in 2006. Since the originally hedged flows are still probable to occur, the gain of EUR 1 remains in accumulated other comprehensive income/(loss), net, and will be reclassified into earnings over seven years as the hedged items affect earnings.

Interest rate swaps and cross-currency interest rate swap agreements which contained receipt of fixed interest payments in one currency and payment of fixed interest rate payments in

Financial Review

another currency were designated as cash flow hedges of a part of guaranteed notes issued by Adecco Financial Services (Bermuda) Ltd. The contracts outstanding had an original contract period of up to five years and expired in 2006.

Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. In 2006, the Company recorded a net gain of less than EUR 1, in 2005 a net gain of EUR 1, and in 2004 a net gain of EUR 3 in foreign exchange gain/(loss), net, due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No significant reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, included in foreign exchange gain/(loss), net, are expected within the next 12 months.

Net investment hedges

During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. All net investment hedges were terminated by September 2005.

Net gains and losses on the derivative instruments were recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge was effective. These amounts will be reclassified into earnings in the same period as the investment is sold or otherwise disposed. During 2005, the net loss related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity was EUR 68. During 2004, the net gain included in other comprehensive income/(loss), net, was EUR 10. No reclassifications of losses reported in accumulated other comprehensive income/(loss), net, into earnings are expected within the next 12 months.

No significant net gain or loss was recognised during 2005 and 2004 due to ineffectiveness in the net investment hedge relationship. During 2005, the net loss excluded from the assessment of hedge effectiveness was EUR 5 and during 2004 was not significant. The net loss excluded from the assessment of hedge effectiveness was recorded in foreign exchange gain/(loss), net.

Other hedge activities

The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations’ functional currency. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 7 and EUR 9, in 2005 and 2004, respectively. No significant loss was recognised in 2006.

In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement

Adecco Group –	Financial Review
Notes to consolidated financial statements
In millions, except share and per share information

was EUR 4 and EUR 13, and is included in other accrued expenses and other liabilities, as of December 31, 2006 and December 31, 2005, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.
During 2006, 2005, and 2004, the Company recorded a net loss of less than EUR 1, less than EUR 1, and EUR 1, in each respective year in connection with the arrangement.

Credit risk concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash investments, short-term investments, trade accounts receivable, and derivative financial instruments. The Company places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers, and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost-effective, utilises credit insurance.

To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combination with the short-term investments with each counterparty.

Note 13 – Other income/(expenses), net
For the years 2006, 2005, and 2004, other income/(expenses), net, consist of the following:

In EUR	2006	2005	2004

Other income/(expenses), net
Foreign exchange gain/(loss), net	(4)	(14)	(7)
Interest income	22	16	15
Other non-operating income/(expenses), net	2	41
Total other income/(expenses), net	20	43	8

In October 2005, the Company sold its non-controlling interest in Professional Services Industries Holding Inc. (“PSI”) for USD 54. The investment in PSI was acquired by the Company in conjunction with its acquisition of Adia S.A. in 1996. In connection with the application of the purchase method of accounting, the Company assigned no fair value to the investment due to uncertainty in the investment’s recoverability. Accordingly, the Company recorded a gain of EUR 42 in other non-operating income/(expenses), net, in 2005 as a result of the transaction. This gain resulted in an increase in basic earnings per share, net of tax, of EUR 0.17 in 2005 and an increase in diluted earnings per share, net of tax, of EUR 0.16 in 2005.

Note 14 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. Income before income taxes, minority interests, and discontinued operations in Switzerland totalled EUR 422, EUR 221, and EUR 156 in 2006, 2005, and 2004, respectively. Foreign source income before income taxes, minority interests, and discontinued operations amounted to EUR 363, EUR 384, and EUR 320 in 2006, 2005, and 2004, respectively. The provision for income taxes consists of the following for the fiscal years:

Financial Review

In EUR	2006	2005	2004

Provision for income taxes
Current tax provision:
Domestic	30	19	20
Foreign	204	117	157
Total current tax provision	234	136	177

Deferred tax provision/(benefit):
Domestic	8	18	7
Foreign	(74)	(4)	(10)
Total deferred tax provision/(benefit)	(66)	14	(3)

Total provision for income taxes	168	150	174

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2006	2005	2004

Tax rate reconciliation
Income taxed at weighted-average tax rate	169	131	114
Items taxed at other than weighted-average tax rate	57	18	42
Non-deductible expenses	18	4	10
Net change in valuation allowance	(74)	(6)	5
Other, net	(2)	3	3
Total provision for income taxes	168	150	174

The Company will adopt FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect the adoption of FIN 48 to have a significant impact on the Company’s financial position and results of operations and expects the amount of the adjustment upon adoption to be immaterial.

In 2006, “items taxed at other than weighted-average tax rate” includes a net increase in the tax provisions for tax risks in various countries, of which the current year increase is EUR 46. In 2005, this item included an increase of EUR 30 in various countries that was offset by a reduction of EUR 32 relating to the successful resolution of the prior years’ tax audits. In 2004, this item included EUR 34 for the net increase of tax provisions, mainly in the U.S. and France.

In addition, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 7, EUR 8, and EUR 8 in 2006, 2005, and 2004, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.

As of December 31, 2006 and December 31, 2005, a deferred tax liability of EUR 16 and EUR 9 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. As of December 31, 2005, no deferred income tax liabilities were provided on EUR 9 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested.

Adecco Group – Notes to consolidated financial statements In millions, except share and per share information	Financial Review

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	31.12.2006	31.12.2005

Temporary differences
Net operating loss carryforwards	162	163
Tax credits	67	65
Depreciation	13	12
Deferred compensation and accrued employee benefits	79	95
Accrued expenses	53	46
Financial amortisation in excess of tax amortisation	20	36
Intercompany transactions	41	50
Other	35	38
Gross deferred tax assets	470	505

Valuation allowance	(68)	(156)
Deferred tax assets, net	402	349

Depreciation	(2)	(5)
Intangible assets basis in excess of tax basis	(49)	(8)
Accrued expenses	(9)	(10)
Tax amortisation in excess of financial amortisation	(9)	(16)
Undistributed earnings of foreign subsidiaries	(16)	(9)
Other	(21)	(17)
Deferred tax liabilities	(106)	(65)

Deferred tax assets, net of deferred tax liabilities	296	284

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations decreased by EUR 88 in 2006. Included in the change of the valuation allowance is a decrease of EUR 11 for fluctuations in foreign exchange rates, a EUR 3 decrease is attributable to a reduction related to an acquired tax loss carryforward that was initially recorded in goodwill, and a net decrease of EUR 74, which is attributable to operations. This decrease is primarily attributable to the deferred tax assets of EUR 64 recorded in the U.S. as management assessed it is more likely than not that the deferred tax assets will be realised. In 2005, the valuation allowance increased by EUR 8. Included in the 2005 change of the valuation allowance was an increase of EUR 16 for fluctuations in foreign exchange rates and a net decrease of EUR 8, of which EUR 6 was attributable to operations and EUR 2 was attributable to other movements.

Other current assets include current net deferred tax assets of EUR 143 and EUR 123 as of December 31, 2006 and December 31, 2005, respectively. Other long-term assets include EUR 239 and EUR 208 of net deferred tax assets as of December 31, 2006 and December 31, 2005, respectively. Other accrued expenses include current deferred tax liabilities of EUR 6 and EUR 5 as of December 31, 2006 and December 31, 2005, respectively. Other liabilities include EUR 80 and EUR 42 of non-current deferred tax liabilities as of December 31, 2006 and December 31, 2005, respectively.

Financial Review

As of December 31, 2006, the Company had approximately EUR 466 of net operating loss carry-forwards. These losses will expire as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter	No expiry	Total

Expiration of losses by period
	1	3	11	5	14	266	166	466

The largest net operating loss carryforwards are in the U.S., Germany, and Brazil, and total EUR 314 as of December 31, 2006. The losses in the U.S. begin to expire in 2021. The losses in Germany and Brazil do not expire. In addition, tax credits of EUR 67 are predominately related to the U.S. operations and begin to expire in 2008.

Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, and changes in the overall level of pre-tax earnings.

Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in accrued income taxes within its consolidated balance sheets. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, it is possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Adecco Group – Notes to consolidated financial statements In millions, except share and per share information	Financial Review

Note 15 – Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	2006		2005		2004
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Numerator
Income from continuing operations	611	611	453	453	302	302
Effect of assumed conversion of convertible debt		7		7		9
Income from continuing operations for earnings per share calculation	611	618	453	460	302	311
Income from discontinued operations					30	30
Net income available for earnings per share calculation	611	618	453	460	332	341

Denominator
Weighted-average shares	186,343,724	186,343,724	186,599,019	186,599,019	187,074,416	187,074,416
Incremental shares for assumed conversions:
– Guaranteed convertible bonds and notes		9,523,810		9,523,810		13,503,774
– Employee compensation related shares, including options		665,426		424,108		749,984
Total average equivalent shares	186,343,724	196,532,960	186,599,019	196,546,937	187,074,416	201,328,174

Per share amounts
Income from continuing operations	3.28	3.14	2.43	2.34	1.61	1.54
Income from discontinued operations					0.16	0.15
Net earnings per share	3.28	3.14	2.43	2.34	1.77	1.69

Stock options of 6,936,122 in 2006, 9,013,344 in 2005, and 10,730,261 in 2004 were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

Note 16 – Segment reporting

Beginning in 2006, the Company changed its organisational structure such that operations are managed through a geographical structure complemented by newly introduced professional business lines. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. The Company now reports its business on a geographical basis. Segment financial information has been restated for all periods in order to conform to the new structure.

The Company evaluates the performance of its segments based on operating income before amortisation, which is defined as the amount of income from continuing operations before amortisation of intangible assets, interest expense, other income/(expenses), net, income applicable to minority interests, and provision for income taxes. Corporate items consist of certain assets and expenses which are separately managed at the corporate level. Segment assets include current assets, property, equipment, and leasehold improvements, net, other assets, intangible assets, net, and goodwill. The accounting principles used for the segment reporting are those used by the Company.

Approximately 93% of the Company’s revenues in 2006 were related to temporary staffing, whereas in 2005 and 2004 temporary staffing represented 94% of the Company’s revenues. The remaining portion relates to permanent placements and other services.

Financial Review

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total

2004 segment reporting
Revenues	6,179	3,698	1,425	1,282	985	681	324	2,665		17,239
Depreciation	(26)	(24)	(11)	(8)	(6)	(2)	(2)	(15)	(25)	(119)
Operating income before amortisation	285	109	59	52	63	46	30	90	(203)	531
Amortisation of intangible assets									(1)	(1)
Operating income										530
Interest expense, and other income/(expenses), net									(54)	(54)
Income applicable to minority interests
Provision for income taxes									(174)	(174)
Income from continuing operations										302
Income from discontinued operations										30
Net income										332

Capital expenditures	(12)	(16)	(10)	(9)	(3)	(2)	(1)	(11)	(4)	(68)
Segment assets	1,838	1,236	481	323	294	159	116	792	1,202	6,441
Long-lived assets[1]	90	99	36	43	10	6	3	28	31	346

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total

2005 segment reporting
Revenues	6,298	3,614	1,570	1,407	1,051	889	368	3,106		18,303
Depreciation	(27)	(23)	(10)	(8)	(5)	(3)	(1)	(14)	(15)	(106)
Operating income before amortisation	238	137	56	65	53	53	34	115	(134)	617
Amortisation of intangible assets									(3)	(3)
Operating income										614
Interest expense, and other income/(expenses), net									(9)	(9)
Income applicable to minority interests									(2)	(2)
Provision for income taxes									(150)	(150)
Income from continuing operations										453
Income from discontinued operations
Net income										453

Capital expenditures	(13)	(16)	(11)	(3)	(3)	(1)	(1)	(11)	(9)	(68)
Segment assets	2,073	1,472	550	298	314	327	150	904	751	6,839
Long-lived assets[1]	79	111	39	37	8	9	3	30	28	344

1	Long-lived assets include fixed assets and other non-current assets.

Adecco Group – Notes to consolidated financial statements In millions, except share and per share information	Financial Review

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total

2006 segment reporting
Revenues	6,777	3,660	1,876	1,432	1,156	1,089	774	3,653		20,417
Depreciation	(26)	(20)	(9)	(6)	(4)	(3)	(4)	(14)	(8)	(94)
Operating income before amortisation	256	154	63	85	72	68	80	177	(127)	828
Amortisation of intangible assets									(12)	(12)
Operating income										816
Interest expense, and other income/(expenses), net									(31)	(31)
Income applicable to minority interests									(6)	(6)
Provision for income taxes									(168)	(168)
Income from continuing operations										611
Income from discontinued operations
Net income										611

Capital expenditures	(17)	(19)	(13)	(3)	(3)	(2)	(6)	(16)	(6)	(85)
Segment assets	2,192	1,342	622	264	264	351	845	1,050	752	7,682
Long-lived assets[1]	69	109	41	30	6	8	15	41	28	347

1 Long-lived assets include fixed assets and other non-current assets.

Revenues by business line are as follows:

In EUR	Office	Industrial	Information Technology	Engineering & Technical	Finance & Legal	Medical & Science	Sales, Marketing & Events	Human Capital Solutions	Emerging Markets	Total

Revenues
2004	4,235	9,444	1,090	766	336	166	316	180	706	17,239
2005	4,436	9,799	1,229	772	405	191	379	215	877	18,303
2006	4,788	10,859	1,419	921	487	220	429	242	1,052	20,417

Note 17 – Commitments and contingencies

The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance, and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option.

Total rent expense under operating leases amounted to EUR 194, EUR 173, and EUR 157 during 2006, 2005, and 2004, respectively. Future minimum annual lease payments under operating leases are as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter	Total

Lease payments by period
	155	119	96	73	52	53	548

Financial Review

As of December 31, 2006, the Company has future purchase and service contractual obligations of approximately EUR 82 over the next five years primarily related to IT development and maintenance agreements, earn-out agreements related to acquisitions, marketing sponsorship agreements, equipment purchase agreements, and other vendor commitments. Future payments under these arrangements are as follows:

In EUR	2007	2008	2009	2010	2011	Total
Contractual obligations by period
	25	20	16	11	10	82

Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 822, including those letters of credit issued under the multicurrency revolving credit facility (EUR 140). The guarantees primarily relate to government requirements in certain countries for operating a temporary staffing business and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers’ compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims, including those related to social security charges, other payroll related charges, and various employment related matters. Although the outcome of the legal proceedings cannot be predicted with certainty, the Company believes it has adequately reserved for such matters.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On March 29, 2006, the U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice and entered judgement in the Company’s favour. On April 25, 2006, the plaintiffs filed a notice of appeal for the dismissal of their complaint. The appeal is pending before the United States Court of Appeals for the Ninth Circuit. The Company continues to believe that the decision of the District Court is correct and that there is no merit to the case and will vigorously defend the judgement in its favour. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. The matter has since been referred to the French “Conseil de la Concurrence”. Up to the date of this report, the Company has not received any statement of objections by the French competition authorities and is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Report of the Group Auditors on the Consolidated Financial Statements to the General Meeting of Adecco S.A., Chéserex	Financial Review

As group auditors, we have audited the accompanying consolidated balance sheets of Adecco S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2007, expressed an unqualified opinion thereon.

Ernst & Young AG

Jan Birgerson	Robin Ginn
Authorised Public Accountant	Certified Public Accountant
(in charge of the audit)

Zurich, Switzerland
March 15, 2007

Report of Adecco Management on Internal Control over Financial Reporting

The Board of Directors and Management of Adecco S.A. and subsidiaries (the “Company”) are responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, Management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control system was designed to provide reasonable assurance to the Company’s Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DIS Deutscher Industrie Service AG (“DIS”), acquired in March 2006, which is included in the 2006 consolidated financial statements of the Company. DIS constituted total assets of EUR 155 million, or 2.0% of the Company’s total assets at December 31, 2006, and revenues of EUR 304 million, or 1.5% of the Company’s total revenues for the year then ended.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young AG, Switzerland, our Group Auditors who also audited our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting is included in this Annual Report.

Dieter Scheiff	Dominik de Daniel
Chief Executive Officer	Chief Financial Officer

Zurich, Switzerland
March 15, 2007

Report of the Group Auditors on Internal Control over Financial Reporting to the Board of Directors and Shareholders of Adecco S.A., Chéserex	Financial Review

We have audited management’s assessment, included in the accompanying Report of Adecco Management on Internal Control over Financial Reporting, that Adecco S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Adecco S.A.’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Adecco Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DIS Deutscher Industrie Service AG (“DIS”), which is included in the 2006 consolidated financial statements of

Financial Review

the Company, and constituted EUR 155 million, or 2.0% of total assets as of December 31, 2006 and EUR 304 million, or 1.5% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of DIS.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of the Company and our report dated March 15, 2007, expressed an unqualified opinion thereon.

Ernst & Young AG

Jan Birgerson	Robin Ginn
Authorised Public Accountant	Certified Public Accountant
(in charge of the audit)

Zurich, Switzerland
March 15, 2007

Adecco S.A. (Holding Company) – Balance sheets	Financial Review

In millions, except share and per share information

As of December 31 (in CHF)	2006	2005

Assets
Current assets:
– Cash and cash equivalents	509	122
– Short-term investments	6	509
– Receivables from subsidiaries	89	45
– Receivables from third parties	5	5
– Accrued income, prepaid expenses, and withholding taxes	21	23
Total current assets	630	704

Non-current assets:
– Investments in subsidiaries	6,537	6,523
– Loans to subsidiaries	1,480	1,160
– Provisions on investments in and loans to subsidiaries	(917)	(1,137)
– Treasury shares	285	91
– Intangible assets	57	75
– Financial assets	1	3
Total non-current assets	7,443	6,715

Total assets	8,073	7,419

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Amounts due to subsidiaries	131	119
– Amounts due to third parties	32	26
– Accrued liabilities	60	66
Total current liabilities	223	211

Non-current liabilities:
– Long-term debt to subsidiaries	1,312	986
– Provisions and non-current liabilities	105	161
Total non-current liabilities	1,417	1,147

Total liabilities	1,640	1,358

Shareholders’ equity
Share capital	189	188
General reserve	2,071	2,008
Reserve for treasury shares	285	91
Retained earnings	3,888	3,774
Total shareholders’ equity	6,433	6,061

Total liabilities and shareholders’ equity	8,073	7,419

Adecco S.A. (Holding Company) – Statements of operations

In millions, except share and per share information

For the fiscal years ended December 31 (in CHF)	2006	2005

Operating income
Royalties and license fees	551	410
Dividends from subsidiaries	37	1,249
Gain on sale of investments	1	28
Release of provision on loans	11	16
Interest income from subsidiaries	67	51
Other income	117	27
Total operating income	784	1,781

Operating expenses
Interest expense to subsidiaries	(49)	(34)
Interest expense to third parties	(2)	(4)
Taxes	(59)	(34)
Financial expense	(2)	(64)
Other expenses (including depreciation of CHF 8 in 2006 and CHF 20 in 2005)	(177)	(459)
Total operating expenses	(289)	(595)

Net income for the year	495	1,186

Adecco S.A. (Holding Company) – Notes to financial statements	Financial Review

In millions, except share and per share information

Note 1 – Contingent liabilities

In CHF	31.12.2006	31.12.2005

Contingent liabilities
Guarantees	2,799	2,718
Letters of comfort	125	135
Total contingent liabilities	2,924	2,853

Adecco S.A. has irrevocably and unconditionally guaranteed the floating rate notes of EUR 200 (CHF 321) due 2008 and the fixed rate notes of EUR 500 (CHF 803) due 2013 issued by Adecco International Financial Services BV, a wholly-owned subsidiary of Adecco S.A.

Adecco S.A. has irrevocably and unconditionally guaranteed the zero-coupon convertible bonds of CHF 900 due 2013 issued by Adecco Financial Services (Bermuda) Ltd. (“AFS”), a wholly-owned subsidiary of Adecco S.A. Adecco S.A. granted to AFS a right to subscribe for the maximum of 9,523,810 registered shares of Adecco S.A. The nominal value of each share is CHF 1 and the initial exercise price is CHF 94.50. As a consideration for granting the above right, AFS has paid to Adecco S.A. consideration of CHF 101 on December 15, 2003.

Adecco S.A. has guaranteed the amount of CHF 86 utilised from the revolving credit facility in the form of letters of credit as of December 31, 2006.
Following the acquisition of the Olsten Group, Adecco S.A. has guaranteed the outstanding notes of EUR 122 (CHF 196) issued by Adecco Olsten Holding BV.

Approximately CHF 458 of the credit facilities issued to several subsidiaries in Europe, North America, South America, Asia, and Australia have been guaranteed. Additionally, Adecco S.A. has provided guarantees and letters of comfort amounting to CHF 160 relating to government requirements for operating a temporary staffing business and to operating leases of its subsidiaries mainly in the U.S. and Spain.

Note 2 – Treasury shares
The reserve for treasury shares held by the Holding Company is transferred to/from retained earnings. As of December 31, 2006 and 2005, all treasury shares held by the Company are held by Adecco S.A.

In CHF	Total cost	Number	Purchase/sale price (average per share)	Highest price per share	Lowest price per share

Registered treasury shares
January 1, 2005	1	18,875

Disposed of during the year	(1)	(9,195)	60	65
Acquired during the year	91	1,500,070	60	61	60

December 31, 2005	91	1,509,750

Disposed of during the year		(45)
Acquired during the year	194	2,455,000	79	84	74

December 31, 2006	285	3,964,705

Financial Review

Note 3 – Shareholders’ equity

In CHF	Share capital		General reserve	Reserve for treasury shares	Retained earnings	Total

Shareholders’ equity
January 1, 2006	188		2,008	91	3,774	6,061

Dividend distribution					(187)	(187)
Share capital increase	1		63			64
Net movement on reserve for treasury shares				194	(194)
Net income for the year					495	495

December 31, 2006	189	[1]	2,071	285	3,888	6,433

1 188,801,167 common shares at CHF 1 par value.

On May 23, 2006, Adecco S.A. held its Annual General Meeting of Shareholders in Lausanne.

Conditional shares

As of December 31, 2006, Adecco S.A. had conditional capital under Art. 3quater of the Articles of Incorporation of Adecco S.A. of 15,400,000 shares, for a maximum aggregate amount of CHF 15,400,000 for issue of a maximum of 15,400,000 registered shares, which shall be fully paid up by the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of Adecco S.A. or affiliated companies. 9,523,810 shares have been earmarked for issuance upon conversion of the outstanding guaranteed zero-coupon convertible bond issued by AFS. The remaining 5,876,190 shares represent conditional capital that was originally authorised without time limitation in connection with the issuance of a convertible bond in 1999, which was repaid in 2004 without conversion. This conditional capital remains available for issuance upon conversion of any financial instruments that Adecco S.A. or its subsidiaries may issue in the future.

Adecco S.A. had 4,629,143 and 5,822,915 common shares reserved for issuance of common shares to employees and members of the Board of Directors upon the exercise of stock options as of December 31, 2006 and December 31, 2005, respectively, under Art. 3ter of the Articles of Incorporation of Adecco S.A. These shares shall be fully paid up by the exercise of option rights which the Board of Directors has granted to the employees and to the members of the Board of Directors of Adecco S.A. or of its affiliated companies. During 2006, Adecco S.A. issued 1,193,772 shares for stock options exercised for a total amount of CHF 64.

Adecco S.A. (Holding Company) – Notes to financial statements	Financial Review

In millions, except share and per share information

Note 4 – Significant shareholders

As of December 31, 2006, the total number of shareholders directly registered with Adecco S.A. was 15,263. The major shareholders and their shareholdings were disclosed as follows (for all disclosures see http://www.swx.com; please note that percentages of shareholdings refer to the date of disclosure unless indicated otherwise):

In 2005, the following shareholdings were disclosed to the Company and no changes with respect to the shareholdings have been disclosed under the SWX Swiss Stock Exchange reporting obligations in 2006 (the indicated shareholdings of the below mentioned Group and Akila Finance S.A. reflect the exercise of option during 2006):

–  54,904,180 shares, as of December 31, 2006, representing 29.1% of the total Adecco S.A. issued share capital, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Group”), amongst others agreeing on financing issues and voting. Jacobs Holding AG represents the Group and does not hold any shares outside the Group. Jacobs Holding AG’s own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland). For further details, see the disclosure as published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  10,188,580 shares, as of December 31, 2006, representing 5.4% of the total Adecco S.A. issued share capital, were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. For further details, see the disclosure as published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  Sonata Securities S.A., Luxembourg, (“Sonata”), on December 29, 2005, disclosed that (1) Sonata has the right to exchange the notes owned by it for up to 10,294,665 shares (5.5%) during the term of the notes and (2) that Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank AG would only be in a position to exercise their right if there is an event of default under the bilateral equity linked contract between Jacobs Venture AG and Deutsche Bank AG dated as of December 6, 2005. Sonata intended to issue on December 30, 2005 CHF 767,300,000 1.5 percent collateralised equity linked limited liability obligations bonds due 2010 exchangeable for ordinary shares of Adecco S.A. The proceeds of the issuance of the bonds will be used to acquire the notes. These bonds have been issued before December 31, 2005. In 2006, no changes in the holding of Sonata were disclosed to Adecco S.A. For further details see the disclosure of Sonata as published in the “Swiss Official Gazette of Commerce” (SHAB No. 7, January 11, 2006).

The following notices on disclosures of shareholders according to Article 20 of the Swiss Stock Exchange Act have been disclosed to Adecco S.A. in 2006:

–  Deutsche Bank AG, Germany, together with various subsidiaries and other related entities (“Deutsche Bank”), has disclosed on December 6, 2006, based on agreements dated December 6, 2005 and November 8, 2006, between Deutsche Bank AG and Triventura AG and Jacobs Venture AG, respectively: a) Put option granted by Deutsche Bank AG to Jacobs Venture AG to deliver up to 32,170,829 shares (17.2%) in discharge of its repayment obligation at maturity of the Contract No. I, b) Conversion entitlement of Deutsche Bank AG in the form of an obligation by Triventura AG towards Deutsche Bank AG to deliver 12,000,000 shares (6.4%) at maturity in full discharge of its repayment obligations at maturity of the Contract No. II and c) 3,529,711 shares (1.88%) and 1,859,000 call options (0.99%) and 1,878,000 put options (1.00%) in shares currently held by the members of the group in the course of their ordinary trading and asset management activities. A. Bilateral Equity Linked Contract No. I: In December 2005, Sonata Securities S.A., Luxembourg, (“Sonata”) issued bonds in the total amount of CHF 767,300,000 due 2010 exchangeable into shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into the Contract No. I with Jacobs Venture AG containing the put option for up to 32,170,829 shares (17.2%). The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Jacobs Venture AG in order to finance the acquisition by Jacobs Venture AG of shares. Under Contract No. I, Jacobs Venture AG has the right to discharge in whole or

Financial Review

in part its repayment obligation towards Deutsche Bank AG by delivering up to 32,170,829 shares by way of exercise of the put option. Under the terms of the bonds, bondholders have the right to demand conversion of their bonds into Adecco shares. This right is replicated in the limited recourse instrument between Deutsche Bank AG and Sonata. Under Contract No. I, Deutsche Bank AG is granted the same conversion right by way of a call option for up to 10,294,665 shares (5.5%). Any exercise (whether partially or in full) of the call option leads to an automatic pro rata reduction of the physical delivery entitlement arising under the put option. The maximum number of shares, which can be delivered to Deutsche Bank AG under the Contract No. I is, therefore, equal to the number of Adecco shares covered under the put option. All shares received by Deutsche Bank AG following an exercise of the call option granted under Contract No. I will be transferred to Sonata for delivery to the holders of the exchangeable bond. All shares received by Deutsche Bank AG following an exercise of the put option will be either sold in the market and the proceeds thereof delivered to Sonata for delivery to the holders of the exchangeable bonds or delivered in kind to Sonata for delivery to the holders of the exchangeable bond. B. Bilateral Equity Linked Contract No. II: In December 2006, Sonata issued CHF 1,000,000,000 mandatory obligation low interest notes due 2008, which are mandatorily exchangeable into shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into Contract No. II with Triventura AG. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Triventura AG in order to finance the acquisition by Triventura AG of Adecco shares. Under Contract No. II, Triventura AG undertakes to discharge its repayment obligation towards Deutsche Bank AG by delivering up to 12,000,000 shares (6.4%). All shares received by Deutsche Bank AG under Contract No. II, will be transferred to Sonata for delivery to the holders of the mandatory exchangeable notes. During 2006, Deutsche Bank AG has disclosed further new members of the group as well as small changes in the disclosed holding of shares and options: As per December 31, 2006, 4,084,769 shares (2.2%), 46,048,829 put options (24.5%) and 2,409,000 call options (1.3%) were disclosed to be held by Deutsche Bank AG. For further details, see the respective disclosure of Deutsche Bank AG as published in the “Swiss Official Gazette of Commerce” (SHAB No. 249, December 22, 2005, No. 7, January 11, 2006, No. 249, December 22, 2006 and No. 3, January 5, 2007).

–  Harris Associates L.P., Chicago (USA), disclosed to have increased its shareholding to 9,413,896 shares (5.02%) as per August 31, 2006 and to have decreased the holding to 8,609,100 shares (4.59%) as per September 14, 2006 (SHAB, No. 177, September 13, 2006, and No. 185, September 25, 2006).

As of December 31, 2006, Adecco S.A. is not aware of any person or legal entity, other than those stated above, that directly or indirectly owned more than 5% of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised. Adecco S.A. is not aware of shareholders’ agreements, other than those described above, between its shareholders pertaining to Adecco S.A. shares held.

Financial Review

Note 5 – Restriction regarding the distribution of dividends
The general reserve must be at least 20% of the share capital of Adecco S.A. because this is the minimum amount required by Swiss law.

Note 6 – Contingencies
Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On March 29, 2006, the U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice and entered judgement in the Company’s favour. On April 25, 2006, the plaintiffs filed a notice of appeal for the dismissal of their complaint. The appeal is pending before the United States Court of Appeals for the Ninth Circuit. The Company continues to believe that the decision of the District Court is correct and that there is no merit to the case and will vigorously defend the judgement in its favour. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Note 7 – Proposed appropriation of available earnings

In CHF	2006	2005

Proposed appropriation of available earnings
Available earnings of previous year	3,774	2,865
Profit for the year	495	1,186
Net movement on treasury share provision	(194)	(90)
Dividend distribution	(187)	(187)
Total available earnings	3,888	3,774

Proposed dividend of CHF 1.20 per registered share	(246)[1]	(207)[2]
Proposed balance to be carried forward	3,642	3,567

1 This amount represents the maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 184,836,462 and conditional shares of 20,029,143, which were not in circulation as of December 31, 2006.

2 Distribution of dividends of CHF 1.00 per share for 2005.

Report of the Statutory Auditors

to the General Meeting of Adecco S.A., Chéserex

As statutory auditors, we have audited the accounting records and the financial statements, (balance sheet, statement of operations and notes) of Adecco S.A. for the year ended December 31, 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and Adecco S.A.’s articles of incorporation.
We recommend that the financial statements submitted to you be approved.

Ernst & Young AG

Jan Birgerson	Robin Ginn
Authorised Public Accountant (in charge of the audit)	Certified Public Accountant

Zurich, Switzerland March 15, 2007

Confirmation in Respect of Conditional Capital Increase to the Board of Directors of Adecco S.A., Chéserex	Financial Review

As auditor of the capital increase of Adecco S.A., we have audited the issue of new shares based on the resolution of the general meeting as of May 2, 2001 during the period between January 1, 2006 and December 31, 2006 in accordance with the provisions of Swiss law.

The issue of new shares in accordance with the provisions of Adecco S.A.’s articles of association is the responsibility of the Board of Directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and Adecco S.A.’s articles of association as well as the issue prospectus. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, was free of material error. We have performed the audit procedures appropriate in the circumstance. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the issue of 1,193,772 registered shares of a nominal value of CHF 1 per share was in accordance with the provisions of the Swiss law and Adecco S.A.’s articles of association.

OBT AG

Patrick Zahno	Samuel Brunner
Swiss Certified Accountant	Swiss Certified Accountant

Zurich, January 31, 2007

Major consolidated subsidiaries

Name of Legal Entity	Country	Jurisdiction of Legal Entity	Ownership	Type[1]	Currency of Share Capital	Share Capital in thousands

Major consolidated subsidiaries
Adecco Argentina S.A.	Argentina	Buenos Aires	100%	O	ARS	44,526
Adecco Industrial Pty Ltd	Australia	Melbourne	100%	O	AUD	5
Adecco Australia Pty Ltd	Australia	Melbourne	100%	H/O	AUD	1,150
Icon Recruitment Pty Ltd	Australia	Melbourne	100%	O	AUD	24,469
Adecco GmbH	Austria	Vienna	100%	O	EUR	2,950
Adecco Personnel Services NV	Belgium	Brussels	100%	O	EUR	651
Adecco Coordination Center NV	Belgium	Brussels	100%	F	EUR	1,332,468
Adecco Financial Services (Bermuda) Ltd	Bermuda	Hamilton	100%	F	USD	12
Adia Funding Ltd	Bermuda	Hamilton	100%	F	USD	12
Adecco Employment Services Limited	Canada	Toronto	100%	H/O	CAD	91
Ajilon Canada Inc.	Canada	Toronto	100%	O	CAD	3,585
Adecco A/S	Denmark	Frederiksberg	100%	O	DKK	10,000
Adecco Travail Temporaire SASU	France	Villeurbanne	100%	O	EUR	66,451
ADIA SAS	France	Villeurbanne	100%	O	EUR	83,293
Quick Medical Service SA	France	Villeurbanne	100%	O	EUR	230
Altedia SA	France	Paris	85%	O	EUR	3,005
Adecco Holding France SASU	France	Villeurbanne	100%	H	EUR	601,200
Adecco Germany Holding GmbH	Germany	Düsseldorf	100%	H	EUR	25
Adecco Personaldienstleistungen GmbH	Germany	Fulda	100%	O	EUR	31
DIS Deutscher Industrie Service AG	Germany	Düsseldorf	84%	O	EUR	12,300
Euro Engineering AG	Germany	Ulm	84%	O	EUR	<1
Adecco Italia SpA	Italy	Milan	100%	O	EUR	2,976
Adecco Ltd	Japan	Tokyo	100%	O	JPY	5,562,863
Ecco Servicios de Personal SA de CV	Mexico	Mexico City	100%	H/O	MXN	101,854
Adecco Personeelsdiensten BV	Netherlands	Utrecht	100%	O	EUR	227
Adecco Olsten Holding BV	Netherlands	Utrecht	100%	H	EUR	18
Adecco International Financial Services BV	Netherlands	Utrecht	100%	F	EUR	2,500
Adecco Norge AS	Norway	Oslo	100%	O	NOK	50,000
Adecco Recursos Humanos	Portugal	Lisbon	100%	O	EUR	1,925
Adecco TT SA Empresa De Trabajo Temporal	Spain	Madrid	100%	O	EUR	1,759
Alta Gestion SA Empresa De Trabajo Temporal	Spain	Madrid	100%	O	EUR	6,420
Atlas Servicios Empresariales S.A.U.	Spain	Madrid	100%	O	EUR	60
Eurocen Europa de Contratas SA	Spain	Madrid	100%	O	EUR	661
Adecco Sweden AB	Sweden	Stockholm	100%	O	SEK	3,038
Adecco Ressources Humaines SA	Switzerland	Lausanne	100%	O	CHF	7,000
Adecco SA	Switzerland	Chéserex		H	CHF	188,801
Adecco Management & Consulting SA	Switzerland	Lausanne	100%	S	CHF	500
Adecco Personnel Company Ltd	Taiwan	Taiwan	100%	O	TWD	15,000
Adecco UK Limited	United Kingdom	Borehamwood	100%	O	GBP	15,000
Ajilon (UK) Ltd	United Kingdom	London	100%	O	GBP	10
Office Angels Limited	United Kingdom	London	100%	O	GBP	2,657
Roevin Management Services Ltd	United Kingdom	Altrincham	100%	O	GBP	<1
Adecco USA, Inc.	United States	Wilmington	100%	O	USD	<1
Ajilon LLC	United States	Wilmington	100%	O	USD	n/a	[2]
Ajilon Professional Staffing LLC	United States	Wilmington	100%	O	USD	n/a	[2]
Olsten Staffing Services Corp.	United States	Wilmington	100%	O	USD	<1
Lee Hecht Harrison LLC	United States	Wilmington	100%	O	USD	n/a	[2]
Adecco Inc.	United States	Wilmington	100%	H	USD	<1

1	H – Holding; O – Operating; S – Services; F – Financial
2	Subsidiary is registered as a Limited Liability Company (“LLC”). No shares have been issued as LLCs have membership interests rather than shares.

Addresses

Registered office Adecco S.A. (Holding) CH-1275 Chéserex

Contact details
Adecco Management & Consulting SA Sägereistrasse 10 PO Box CH-8152 Glattbrugg T +41 44 878 88 88 F +41 44 829 88 88

Corporate Communications T +41 44 878 88 32 F +41 44 829 88 39 press.office@adecco.com
Investor Relations T +41 44 878 89 25 F +41 44 829 89 24 investor.relations@adecco.com http://investor.adecco.com

Adecco on the Internet www.adecco.com

Imprint
Publisher: Adecco Management & Consulting S.A., Glattbrugg Design: Gottschalk+Ash Int’l Print: Linkgroup, Zurich March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 26 March 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 26 March 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary